As filed with the Securities and Exchange Commission on August 12, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BIND Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	56-2596148
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

325 Vassar Street

Cambridge, Massachusetts 02139

(617) 491-3400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Scott Minick

President and Chief Executive Officer

BIND Therapeutics, Inc.

325 Vassar Street

Cambridge, Massachusetts 02139

(617) 491-3400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter N. Handrinos B. Shayne Kennedy Matthew T. Bush Latham & Watkins LLP John Hancock Tower, 20th Floor 200 Clarendon Street Boston, Massachusetts 02116 (617) 948-6000	Bruce K. Dallas Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.0001 par value per share	$80,500,000	$10,980.20

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of additional shares that the underwriters have the option to purchase.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED AUGUST 12, 2013

PRELIMINARY PROSPECTUS

                Shares

Common Stock

This is the initial public offering of our common stock. Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $         and $         per share.

We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “BIND.”

The underwriters have an option to purchase a maximum of                    additional shares of common stock from us.

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors ” beginning on page 10.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to BIND Therapeutics
Per Share	$	$	$
Total	$	$	$

(1)	See “Underwriting” beginning on page 149 for additional information regarding underwriting compensation.

Delivery of the shares of common stock will be made on or about                , 2013.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Credit Suisse	Cowen and Company
Stifel	JMP Securities

The date of this prospectus is                , 2013

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Until                , 2013 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the “Risk Factors” section beginning on page 10 and our consolidated financial statements and the related notes appearing at the end of this prospectus, before making an investment decision.

As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our” and “BIND” refer to the consolidated operations of BIND Therapeutics, Inc. and its consolidated subsidiaries.

Overview

We are a clinical-stage nanomedicine platform company developing Accurins, our novel targeted and programmable therapeutics. Accurins are designed with specified physical and chemical characteristics to target specific cells or tissues and concentrate a therapeutic payload at the site of disease to enhance efficacy while minimizing adverse effects on healthy tissues. Our strategy is to leverage our medicinal nanoengineering platform to develop our own pipeline of Accurins, initially in oncology, as well as Accurins in collaboration with biopharmaceutical companies. Our lead drug candidate, BIND-014, is in Phase 2 clinical trials for non-small cell lung cancer, or NSCLC, and metastatic castrate-resistant prostate cancer, or mCRPC. To date in 2013, we have announced collaborations with Amgen, Pfizer and AstraZeneca to develop Accurins based on therapeutic payloads from their product pipelines, with the potential to achieve a total of over $1 billion in upfront and future milestone payments, including over $450 million in pre-commercial milestones.

Our management team has extensive experience in the development, regulatory approval and commercialization of nanotechnology drugs. Currently, the two leading nanotechnology cancer drugs are Doxil, a liposomal doxorubicin, and Abraxane, an albumin nanoparticle paclitaxel. Our chief executive officer was the president and chief operating officer of SEQUUS Pharmaceuticals, Inc., the company that developed and commercialized Doxil. Both our chief medical officer and our head of regulatory affairs served in those roles at Abraxis Bioscience, Inc., the company that developed Abraxane. Our platform originated from the pioneering nanotechnology research at the Massachusetts Institute of Technology and Brigham and Women’s Hospital/Harvard Medical School of our scientific founders and directors Dr. Robert Langer and Dr. Omid Farokhzad. Our scientists and engineers continue to advance this technology to produce the next generation of targeted nanomedicines.

The challenge for all drugs is to maximize the net clinical benefit by increasing the desired therapeutic effect and reducing adverse effects. This is especially difficult in cancer, where the goal is to destroy or inhibit growth of cancer cells without damaging similar healthy cells. The first generation of cancer drugs were cytotoxic chemotherapies, such as Vincasar, which achieved limited selectivity by targeting mechanisms responsible for cell proliferation, a key characteristic of cancer cells. The mechanisms responsible for cell proliferation are also a property of healthy cells, which can lead to significant adverse effects when healthy cells are destroyed. Biopharmaceutical companies have developed more selective drugs, which we refer to as targeted therapies, such as Herceptin and Iressa by targeting proteins found at higher levels on the surface of cancer cells or by inhibiting dysregulated biochemical pathways inside cancer cells. More recently, drugs such as Kadcyla have increased efficacy by linking toxins and antibodies to deliver targeted cytotoxicity. While these newer drugs were an improvement in targeting cancer cells relative to normal tissue, there continues to be a need to develop drugs with increased net clinical benefit.

We believe Accurins represent the next stage in the evolution of cancer therapy. Accurins are nanoparticles containing a therapeutic payload and are designed to target tumors at three levels: tissue, cellular and molecular. They combine this triple targeting with a prolonged circulation time to concentrate the therapeutic payload at the targeted disease site, where it is then released in a controlled and timely manner. Accurins have the potential to significantly increase the net clinical benefit of the therapeutic payload and result in efficacy and safety not currently achievable through other therapeutic approaches.

Our lead Accurin drug candidate, BIND-014, is a prostate-specific membrane antigen, or PSMA, targeted Accurin that contains docetaxel. PSMA is a clinically-validated tumor marker expressed on prostate cancer cells and the blood vessels of many types of non-prostate solid tumors, including NSCLC. Docetaxel, marketed as Taxotere, is one of the most commonly used cancer chemotherapy drugs. It is approved by the U.S. Food and Drug Administration, or FDA, for the treatment of breast cancer, NSCLC, mCRPC, head and neck cancer, and gastric cancer. Taxotere achieved global sales of approximately $3 billion in 2009, the year prior to its loss of marketing exclusivity in the United States, and generic docetaxel continues to be a mainstay in cancer treatment despite its significant side effects. These side effects include neutropenia, anemia, infection, fluid retention and edema, neuropathy, rash, mucositis, fatigue, muscle weakness, nail loss, hair loss and even death.

We are in Phase 2 clinical trials to evaluate the level of clinical activity of BIND-014 in NSCLC and mCRPC and expect to report data from these studies in the second half of 2014. To date, we have clinically tested BIND-014 in over 45 patients with advanced or metastatic cancer who failed prior therapies. In our Phase 1 clinical trial, of the 28 patients who received BIND-014 once every three weeks, there have been one complete response in a patient with cervical cancer and three partial responses in patients with NSCLC, mCRPC and ampullary cancer. A complete response generally refers to the disappearance of all signs of cancer in response to treatment, while a partial response generally refers to a decrease in the size of the tumor or in the extent of cancer in the body. Five additional patients had stable disease lasting longer than 12 weeks. In our preclinical studies, BIND-014 has demonstrated that its ability to destroy tumor cells is differentiated from, and superior to, Taxotere.

In addition to our internal development programs, we also consider opportunities to collaborate with recognized biopharmaceutical companies to develop Accurins incorporating therapeutic payloads from their proprietary product portfolios. Our collaborations with industry leaders, including announced agreements with Amgen, Pfizer and AstraZeneca, provide us with the opportunity to develop Accurins with a broader range of therapeutic payloads than we could on our own. Our collaboration agreements generally require the collaborator to pay all the development costs associated with the Accurin, including those incurred by us. In addition, the upfront and potential milestone payments under these agreements provide us with additional capital resources to develop our own proprietary pipeline of Accurins. We expect that at least one of our collaborations will advance an Accurin into the clinic by the end of 2014.

Accurins

We believe Accurins represent the next stage in the evolution of targeted therapies and nanomedicine.

Accurins are polymeric nanoparticles that incorporate a therapeutic payload and are designed to have prolonged circulation within the bloodstream, enable targeting of the diseased tissue or cells, and provide for the controlled and timely release of the therapeutic payload. To achieve this, they have four key components:

•

Targeting ligands—To facilitate targeting, Accurins utilize targeting ligands on the surface of the Accurin that bind to specific cell-surface or tissue markers. Targeting ligands may include small molecules, peptides, antibodies and antibody fragments.

•	Stealth and protective layer—Using polyethylene glycol, or PEG, this layer is engineered to protect the Accurin from the body’s immune detection and clearance mechanisms.

•

Controlled-release polymer matrix—The polymer matrix entraps the therapeutic payload and mediates its release at the disease site and is engineered, or programmed, to control the release of the therapeutic payload at a predetermined rate.

•	Therapeutic payload—Our Accurins are designed to utilize a broad range of therapeutic payloads, including small molecules, peptides, proteins and nucleic acids, such as siRNA and mRNA.

In addition, the PEG and polymers used in our Accurins have been used in other medical products that have been approved by the FDA and other regulatory agencies.

Product Pipeline and Platform

We intend to use our medicinal nanoengineering platform to develop Accurins in several therapeutic areas, with an initial focus on the treatment of various types of cancer. In addition, we have entered into collaboration agreements with several major biopharmaceutical companies to develop and commercialize Accurins that are based on our collaborators’ proprietary therapeutic payloads. The following table depicts our proprietary and collaboration products in development:

Our Strategy

Our goal is to become a leading biopharmaceutical company developing and commercializing targeted nanomedicines to address significant unmet medical needs, with an initial focus on treatments for cancer. The critical components of our business strategy include:

•

Develop our lead drug candidate, BIND-014, initially in NSCLC and mCRPC. BIND-014 is in two Phase 2 trials for the treatment of second-line docetaxel-naïve NSCLC and first-line chemotherapy-naïve mCRPC. These trials are single-arm, open label studies designed to evaluate efficacy and safety in these specific tumor types so that we can move into pivotal Phase 3 trials where we will seek to establish the superiority of BIND-014 versus docetaxel. Based on initial discussions with the FDA, we expect to use the 505(b)(2) FDA approval pathway and conduct a single Phase 3 trial for each indication using similar criteria for approval as docetaxel. The 505(b)(2) approval pathway would enable us to rely in part on data in the public domain or the FDA’s prior conclusions regarding the safety and effectiveness of docetaxel when we submit our new drug application, or NDA, to the FDA. We will also evaluate the development of BIND-014 in other oncology indications, including breast cancer, and in combination with other cancer therapies.

•

Develop and commercialize Accurins in collaboration with leading biopharmaceutical companies. In addition to our internal development programs, we also consider opportunities to collaborate with recognized biopharmaceutical companies to develop Accurins incorporating therapeutic payloads from their proprietary product portfolios. We have established a number of collaborations with industry leaders, including announced agreements with Amgen, Pfizer and AstraZeneca.

•

Leverage our medicinal nanoengineering platform to develop a pipeline of high value Accurins. The modularity of our technology allows us to efficiently expand our pipeline of Accurins, both on our own and in collaboration with others, through various combinations of targeting ligands and therapeutic payloads, and also enables us to move into therapeutic areas beyond oncology, such as inflammatory and cardiovascular diseases.

•

Capitalize on drug candidates with established drug development history to accelerate development and regulatory pathway. Where possible we seek to reduce the risk, cost and time associated with drug development by capitalizing on the known efficacy, safety and established drug development history of therapeutic payloads that have already been approved and others with promising attributes that have been deemed unsuitable for further development in their untargeted form. We seek to develop Accurins that could be eligible for accelerated regulatory pathways, such as 505(b)(2), fast track designation, accelerated approval, priority review and breakthrough product designation.

•

Commercialize proprietary Accurins, including BIND-014, directly in the United States and with collaborators outside the United States. We have retained the worldwide rights to BIND-014 and expect to initially maintain similar rights with respect to other proprietary Accurins we develop. We intend to build a focused oncology sales organization to market FDA-approved Accurins in the United States. Outside the United States, we expect to rely on collaborators to commercialize proprietary approved Accurins.

•

Continue to extend and protect our product technology and Accurins through our intellectual property portfolio. We seek to protect our medicinal engineering platform through 16 issued U.S. patents and 50 U.S. patent applications, in some cases with foreign counterparts relating to elements of our Accurin candidates, as well as know-how and trade secrets relating to the design and manufacturing of our Accurins. We expect to file additional patent applications as we apply our technology to new targets and therapeutic payloads. In addition, we believe the heightened regulatory requirements for generic nanomedicines strengthen the protection afforded by our intellectual property portfolio.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•

We have incurred significant losses since our inception. Our accumulated deficit was $82.5 million as of March 31, 2013, representing our cumulative losses since our inception in 2006. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

•	We will need additional funding. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

•	We may not be successful in our efforts to use and expand our medicinal nanoengineering platform to build a pipeline of drug candidates and develop marketable drugs.

•

We are very early in our development efforts and have only one drug candidate in clinical development. All of our other drug candidates are still in preclinical development. If we or our collaborators are unable to successfully develop and commercialize our drug candidates or experience significant delays in doing so, our business will be materially harmed.

•

Clinical drug development involves a lengthy and expensive process, with an uncertain outcome, and the outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results.

•

Our existing collaborations are important to our business, and future collaborations may also be important to us. If we are unable to maintain any of these collaborations, or if these collaborations are not successful, our business could be adversely affected.

•

If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals, we will not be able to commercialize our drug candidates or will not be able to do so as soon as anticipated, and our ability to generate revenue will be materially impaired.

•

If we or our licensors are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection obtained is not sufficiently broad, competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be impaired.

•	We face substantial competition, which may result in others discovering, developing or commercializing competing products before or more successfully than we do.

Our Corporate Information

We were incorporated under the laws of the state of Delaware in 2006 under the name BIND Biosciences, Inc., and changed our name to BIND Therapeutics, Inc. in 2013. Our principal executive offices are located at 325 Vassar Street, Cambridge, Massachusetts 02139 and our telephone number is (617) 491-3400. Our website address is www.bindtherapeutics.com. The information contained in, or accessible through, our website does not constitute a part of this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•

being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may use these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares	The underwriters have a 30-day option to purchase a maximum of additional shares of common stock.

Use of proceeds	We intend to use the net proceeds from this offering to fund development of BIND-014, and for working capital and general corporate purposes. See “Use of Proceeds” beginning on page 44.

Risk factors	See “Risk Factors” beginning on page 10 and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Proposed NASDAQ Global Market symbol	“BIND”

Reserved share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to shares of common stock offered by this prospectus to our directors, officers, employees and affiliates of such persons.

The number of shares of our common stock to be outstanding after this offering is based on                  shares of our common stock outstanding as of March 31, 2013 and excludes:

•	5,453,818 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2013, at a weighted-average exercise price of $0.76 per share;

•	shares of our common stock reserved for future issuance under our 2013 Incentive Award Plan, which will become effective on the day prior to the public trading date of our common stock; and

•	158,000 shares of common stock issuable upon exercise of warrants outstanding as of March 31, 2013, at a weighted-average exercise price of $3.92 per share.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the automatic conversion of all outstanding shares of our preferred stock into shares of our common stock, which will occur immediately prior to the closing of this offering;

•	no exercise of outstanding options or warrants after March 31, 2013;

•	the filing of our restated certificate of incorporation and the adoption of our amended and restated by-laws, which will occur upon the closing of this offering; and

•	no exercise by the underwriters of their option to purchase additional shares of our common stock.

Summary Consolidated Financial Data

The following tables set forth, for the periods and as of the dates indicated, our summary consolidated financial data. The consolidated statements of operations data for the years ended December 31, 2011 and 2012 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2012 and 2013 and the consolidated balance sheet data as of March 31, 2013 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments consisting of only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements. You should read the following information together with the more detailed information contained in “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results are not indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of results for the entire year.

	Years Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
	(in thousands, except share and per share data)
Consolidated Statements of Operations:
Revenue	$905	$1,047	$344	$1,488

Operating expenses:
Research and development	11,440	13,052	3,241	5,657
General and administrative	4,787	6,625	1,130	1,967

Total operating expenses	16,227	19,677	4,371	7,624

Loss from operations	(15,322)	(18,630)	(4,027)	(6,136)
Other income (expense):
Interest income	37	69	5	43
Interest expense	(1,708)	(710)	(176)	(134)
Change in fair value of preferred stock warrant liability	(269)	340	2	(133)
Foreign currency transaction gain (loss)	407	(309)	(623)	72

Net loss	(16,855)	(19,240)	(4,819)	(6,288)
Accretion of redeemable convertible preferred stock	(2,967)	(4,967)	(1,243)	(1,335)

Net loss attributable to common stockholders	$(19,822)	$(24,207)	$(6,062)	$(7,623)

Net loss per share attributable to common stockholders:
Basic and diluted(1)	$(4.01)	$(4.47)	$(1.15)	$(1.34)
Weighted average common shares outstanding:
Basic and diluted(1)	4,944,156	5,420,966	5,259,035	5,686,438
Pro forma net loss per share attributable to common stockholders (unaudited):
Basic and diluted(1)		$(0.76)		$(0.23)
Pro forma weighted average common shares outstanding (unaudited):
Basic and diluted(1)		25,415,549		27,130,635

(1)	See Note 2 to our notes to consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma basic and diluted net loss per common share and the number of shares used in the computation of the per share amounts.

	As of March 31, 2013
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$11,899	$	$
Working capital	2,273
Total assets	19,783
Long-term debt	737
Preferred stock warrant liability	537
Redeemable convertible preferred stock	89,212
Additional paid in capital	—
Accumulated deficit	(82,529)
Total stockholders’ (deficit) equity	(83,354)

(1)	The pro forma consolidated balance sheet data give effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of shares of common stock, which will occur immediately prior to the closing of this offering, and the reclassification of our preferred stock warrant liability to additional paid in capital, a component of stockholders’ (deficit) equity.
(2)	The pro forma as adjusted consolidated balance sheet data give further effect to our issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets, additional paid in capital and total stockholders’ (deficit) equity by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price would increase (decrease) each of cash and cash equivalents, working capital, total assets, additional paid in capital and total stockholders’ (deficit) equity by approximately $            . The pro forma information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and “Management’s Discussion and Analysis of Results of Operations and Financial Condition,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

Since inception, we have incurred significant operating losses. Our net loss was $16.9 million for the year ended December 31, 2011, $19.2 million for the year ended December 31, 2012 and $6.3 million for the three months ended March 31, 2013. As of March 31, 2013, we had an accumulated deficit of $82.5 million. To date, we have financed our operations primarily through private placements of our preferred stock and convertible debt securities, borrowings under our credit facility with Hercules Technology Growth Capital, Inc., or Hercules, government grants and collaborations. All of our revenue to date has been collaboration revenue and government grants. We have devoted substantially all of our financial resources and efforts to developing our medicinal nanoengineering platform, identifying potential drug candidates, and conducting preclinical studies and clinical trials. We are still in the early stages of development of our drug candidates, and we have not completed development of any Accurins or other drugs. We expect to continue to incur significant expenses and operating losses for the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially as we:

•

conduct our Phase 2 clinical trials of BIND-014, our lead Accurin drug candidate, a prostate-specific membrane antigen, or PSMA, targeted Accurin that contains docetaxel, and potentially conduct pivotal clinical trials of BIND-014;

•

continue the research and development of our other drug candidates, including potentially in-licensing other technologies and therapeutic payloads, but excluding research and development costs of our drug candidates being developed in collaboration with Amgen, Inc., Pfizer Inc. and AstraZeneca AB, as these collaborators generally are required to pay all such development costs, including those incurred by us;

•	seek to enhance our medicinal nanoengineering platform and discover and develop additional drug candidates;

•	seek regulatory approvals for any drug candidates that successfully complete clinical trials;

•	potentially establish a sales, marketing and distribution infrastructure and scale up external manufacturing capabilities to commercialize any products for which we may obtain regulatory approval;

•	maintain, expand and protect our intellectual property portfolio; and

•

add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product development and potential future commercialization efforts and to support our transition to a public company.

To become and remain profitable, we must succeed in developing and eventually commercializing products that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing preclinical testing and clinical trials of our drug candidates, discovering additional drug candidates, obtaining regulatory approval for these drug candidates and manufacturing, marketing and selling any products for which we may obtain regulatory approval, and establishing and managing our collaborations at various stages of each candidate’s development. We are only in the preliminary stages of most of these activities. We may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to achieve profitability.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. If we are required by the U.S. Food and Drug Administration, or FDA, or the European Medicines Agency, or EMA, to perform studies in addition to those currently expected, or if there are any delays in completing our clinical trials or the development of any of our drug candidates, our expenses could increase and revenue could be further delayed.

Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product offerings or even continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We will need additional funding. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We expect our expenses to increase in connection with our ongoing activities, particularly as we conduct our Phase 2 clinical trials of BIND-014, and continue research and development and initiate additional clinical trials of, and seek regulatory approval for, BIND-014 and other drug candidates. In addition, if we obtain regulatory approval for any of our drug candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

We believe that the net proceeds from this offering, together with our cash and cash equivalents as of March 31, 2013, borrowings available under our credit facility and research and development funding that we expect to receive under our existing collaborations, excluding any potential milestone payments, will fund our operating expenses and capital expenditure requirements through at least mid-2015, which we expect will enable us to complete our ongoing Phase 2 clinical trials of BIND-014 in NSCLC and mCRPC and, if such trials are successful, to initiate pivotal Phase 3 trials in these indications. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

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our collaboration agreements remaining in effect, our collaborators exercising their options under these agreements, our ability to achieve milestones under these agreements and our entering into additional collaboration agreements;

•	the progress and results of our clinical trials of BIND-014;

•	the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials for our other drug candidates;

•	the costs, timing and outcome of regulatory review of our drug candidates;

•	the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our drug candidates for which we receive marketing approval;

•	the revenue, if any, received from commercial sales of our drug candidates for which we receive marketing approval;

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims; and

•	the extent to which we acquire or in-license other products and technologies.

Identifying potential drug candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. In addition, our drug candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or drug candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings and license and collaboration agreements. We do not have any committed external source of funds other than research and development funding under our existing collaborations and borrowings available under our credit facility. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidates or grant licenses on terms that may not be favorable to us and/or that may reduce the value of our common stock.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We commenced active operations in 2007, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our medicinal nanoengineering platform, identifying potential drug candidates, and conducting preclinical studies and clinical trials. All but one of our drug candidates, BIND-014, are still in preclinical development. We recently completed a portion of our Phase 1 clinical trial of BIND-014, our lead drug candidate, and are conducting two Phase 2 clinical trials for this drug candidate, but have not completed these or any other clinical trials for this or any other drug candidate. We have not yet demonstrated our ability to successfully complete any Phase 2 or pivotal clinical trials, obtain regulatory approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

In addition, as a young business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We expect our financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

The terms of our credit facility place restrictions on our operating and financial flexibility. If we raise additional capital through debt financing, the terms of any new debt could further restrict our ability to operate our business.

We have an $8.5 million credit facility with Hercules that is secured by a lien covering substantially all of our personal property, excluding intellectual property. As of June 15, 2013, the outstanding principal balance of the loan was $4.5 million. The credit facility contains customary affirmative and negative covenants and events of default applicable to us and our subsidiaries. The affirmative covenants include, among others, covenants requiring us (and us to cause our subsidiaries) to maintain our legal existence and governmental approvals, deliver certain financial reports and maintain insurance coverage. The negative covenants include, among others, restrictions on us and our subsidiaries transferring collateral, incurring additional indebtedness, engaging in mergers or acquisitions, paying dividends or making other distributions, making investments, creating liens, selling assets, and suffering a change in control, in each case subject to certain exceptions. If we default under the facility, the lender may accelerate all of our repayment obligations and take control of our pledged assets, potentially requiring us to renegotiate our agreement on terms less favorable to us or to immediately cease operations. Further, if we are liquidated, the lender’s right to repayment would be senior to the rights of the holders of our common stock to receive any proceeds from the liquidation. The lender could declare a default upon the occurrence of any event that it interprets as a material adverse effect as defined under the credit facility, thereby requiring us to repay the loan immediately or to attempt to reverse the declaration of default through negotiation or litigation. Any declaration by the lender of an event of default could significantly harm our business and prospects and could cause the price of our common stock to decline. If we raise any additional debt financing, the terms of such additional debt could further restrict our operating and financial flexibility.

Risks Related to the Discovery and Development of Our Drug Candidates

We may not be successful in our efforts to use and expand our medicinal nanoengineering platform to build a pipeline of drug candidates and develop marketable drugs.

We are using our proprietary medicinal nanoengineering platform to develop BIND-014 and additional Accurins, with an initial focus on the treatment of various types of cancer. While we believe our preclinical and Phase 1 clinical data to date, together with our established collaborations, has validated our platform to a degree, we are at a very early stage of development and our platform has not yet, and may never lead to, approvable or marketable drugs. Even if we are successful in continuing to build our pipeline, the potential drug candidates that we identify may not be suitable for clinical development, including as a result of their harmful side effects, limited efficacy or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. If we do not successfully develop and commercialize drug candidates based upon our technological approach, we will not be able to obtain product or collaboration revenues in future periods, which likely would result in significant harm to our financial position and adversely affect our stock price.

We are very early in our development efforts and have only one drug candidate in clinical development. All of our other drug candidates are still in preclinical development. If we or our collaborators are unable to successfully develop and commercialize drug candidates or experience significant delays in doing so, our business will be materially harmed.

We are very early in our development efforts and have only one drug candidate, BIND-014, in clinical development. All of our other drug candidates are still in preclinical development. We have invested substantially all of our efforts and financial resources in developing our medicinal nanoengineering platform, identifying potential drug candidates, and conducting preclinical studies and clinical trials. Our ability to generate product revenues, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of our drug candidates. The success of our drug candidates will depend on several factors, including the following:

•	completion of preclinical studies and clinical trials with positive results;

•	receipt of marketing approvals from applicable regulatory authorities;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our drug candidates;

•	making arrangements with third-party manufacturers for, or establishing, commercial manufacturing capabilities;

•	launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;

•	successfully maintaining existing collaborations and entering into new ones throughout the development process as appropriate, from preclinical studies through to commercialization;

•	acceptance of the products, if and when approved, by patients, the medical community and third-party payors;

•	effectively competing with other therapies;

•	obtaining and maintaining coverage and adequate reimbursement by third-party payors, including government payors, for our drug candidates;

•	protecting our rights in our intellectual property portfolio;

•	maintaining a continued acceptable safety profile of the products following approval; and

•	maintaining and growing an organization of scientists and business people who can develop and commercialize our products and technology.

If we or our collaborators do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully develop and commercialize our drug candidates, which would materially harm our business.

Clinical drug development involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our drug candidates.

All but one of our drug candidates are in preclinical development, with one, BIND-014, in Phase 2 clinical development, and their risk of failure is high. It is impossible to predict when or if any of our drug candidates will prove effective and safe in humans or will receive regulatory approval. Before obtaining marketing approval from regulatory authorities for the sale of any drug candidate, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of our drug candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failed clinical trial can occur at any stage of testing. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. For example, the preliminary efficacy signal in our Phase 1 clinical trial of BIND-014 was observed in only a small number of patients in a single-arm, open-label setting and might not be achieved by any other patients treated with BIND-014 in future trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their drug candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our drug candidates, including:

•	regulators or institutional review boards may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	we may experience delays in reaching, or fail to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

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clinical trials of our drug candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

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the number of patients required for clinical trials of our drug candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

•	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	we may have to suspend or terminate clinical trials of our drug candidates for various reasons, including a finding that the participants are being exposed to unacceptable health risks;

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regulators or institutional review boards may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

•	the cost of clinical trials of our drug candidates may be greater than we anticipate;

•	the supply or quality of our drug candidates or other materials necessary to conduct clinical trials of our drug candidates may be insufficient or inadequate;

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our drug candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or institutional review boards to suspend or terminate the trials;

•	regulators may revise the requirements for approving our drug candidates, or such requirements may not be as we anticipate; and

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regarding trials managed by our existing or any future collaborators, our collaborators may face any of the above issues, and may conduct clinical trials in ways they view as advantageous to them but potentially suboptimal for us.

If we are required to conduct additional clinical trials or other testing of our drug candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our drug candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

•	be delayed in obtaining marketing approval for our drug candidates;

•	lose the support of collaborators, requiring us to bear more of the burden of development of certain compounds;

•	not obtain marketing approval at all;

•	obtain marketing approval in some countries and not in others;

•	obtain approval for indications or patient populations that are not as broad as we intend or desire;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

•	be subject to additional post-marketing testing requirements; or

•	have the product removed from the market after obtaining marketing approval.

We are currently conducting two Phase 2 clinical trials to evaluate the level of clinical activity of BIND-014 in non-small cell lung cancer, or NSCLC, and metastatic castrate-resistant prostate cancer, or mCRPC. If we obtain favorable results in these trials, we plan to initiate pivotal trials of this drug candidate in early 2015 in both mCRPC and second-line NSCLC. We also may initiate clinical trials in other types of cancer. However, we cannot provide any assurance that we will successfully complete our ongoing Phase 2 clinical trials and be able to initiate pivotal clinical trials for this drug candidate for either or both types of cancer. The results of our Phase 2 clinical trials could yield negative or ambiguous results. Since this is our most advanced drug candidate, such results could adversely affect future development plans, collaborations and our stock price.

Our product development costs will increase if we experience delays in clinical testing or marketing approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our drug candidates or allow our competitors to bring products to market before we do, potentially impairing our ability to successfully commercialize our drug candidates and harming our business and results of operations.

If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for our drug candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside the United States. In addition, some of our competitors have ongoing clinical trials for drug candidates that treat the same indications as our drug candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ drug candidates.

Patient enrollment is affected by other factors including:

•	the severity of the disease under investigation;

•	the patient eligibility criteria for the study in question;

•	the perceived risks and benefits of the drug candidate under study;

•	the efforts to facilitate timely enrollment in clinical trials;

•	our payments for conducting clinical trials;

•	the patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment; and

•	the proximity and availability of clinical trial sites for prospective patients.

We expect that the Phase 2 clinical trials of BIND-014 we initiated in the second quarter of 2013 will take approximately 12 months to enroll; however, we cannot assure you that our enrollment assumptions are correct based on the above factors. Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays and could require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our drug candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing.

If serious adverse or unacceptable side effects are identified during the development of our drug candidates or we observe limited efficacy, we may need to abandon or limit our development of some of our drug candidates.

If our drug candidates are associated with undesirable side effects in clinical trials, have limited efficacy or have characteristics that are unexpected, we may need to abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. For example, of the 28 patients dosed once every three weeks, or Q3W, in our ongoing Phase 1 clinical trial of BIND-014, 25 patients experienced a treatment-related adverse event, with one such event resulting in death. Three patients discontinued treatment as a result of treatment-related adverse events. The most common adverse event experienced by ten patients in this study was neutropenia, a low number of white blood cells, which is frequently associated with docetaxel as well as many other cancer drugs. The one death in the trial was an elderly patient with advanced biliary cancer and a biliary stent who was treated with BIND-014 at 75 mg/m2 dosing and developed sepsis as a consequence of neutropenia, which has previously been observed in clinical studies of patients receiving docetaxel. Other treatment-related adverse events included fatigue, diarrhea, anemia, hair loss, infusion related reaction, dehydration, nausea and vomiting. These treatment-related adverse events and their frequency are generally consistent with the treatment-related adverse events associated with docetaxel as well as many other cancer drugs. In light of the similarity with other FDA-approved cancer therapeutics, we believe our Phase 1 results to date suggest an acceptable safety profile at this stage of development. However, many compounds that initially showed promise in early stage testing for treating cancer have later been found to cause side effects that prevented further development of the compound.

Risks Related to Our Dependence on Third Parties

Our existing collaborations are important to our business, and future collaborations may also be important to us. If we are unable to maintain any of these collaborations, or if these collaborations are not successful, our business could be adversely affected.

We have entered into collaborations with other biopharmaceutical companies to develop Accurins based on therapeutic payloads from their product pipelines, and such collaborations currently represent a significant portion of our product pipeline. Our collaboration and license agreements include those we have announced with Amgen, AstraZeneca and Pfizer, and others that we have not announced. These collaborations also have provided us with important funding for our development programs and we expect to receive additional funding under these collaborations in the future. Our existing collaborations, and any future collaborations we enter into, may pose a number of risks, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

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collaborators may not pursue development and commercialization of any drug candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a drug candidate, repeat or conduct new clinical trials or require a new formulation of a drug candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or drug candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours, which may cause collaborators to cease to devote resources to the commercialization of our drug candidates;

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a collaborator with marketing and distribution rights to one or more of our drug candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;

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disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of drug candidates, might lead to additional responsibilities for us with respect to drug candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

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collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

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collaborations may be terminated for the convenience of the collaborator and, if terminated, we would potentially lose the right to pursue further development or commercialization of the applicable drug candidates;

•	collaborators may learn about our technology and use this knowledge to compete with us in the future;

•	results of collaborators’ preclinical or clinical studies could produce results that harm or impair other products using our technology;

•	there may be conflicts between different collaborators that could negatively affect those collaborations and potentially others; and

•	the number and type of our collaborations could adversely affect our attractiveness to future collaborators or acquirers.

If our collaborations do not result in the successful development and commercialization of products or if one of our collaborators terminates its agreement with us, we may not receive any future research and development funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, our continued development of our medicinal nanoengineering platform and drug candidates could be delayed and we may need additional resources to develop additional drug candidates. All of the risks relating to product development, regulatory approval and commercialization described in this prospectus also apply to the activities of our collaborators and there can be no assurance that our collaborations will produce positive results or successful products on a timely basis or at all.

Under our collaboration agreement with Amgen, Amgen has the right to pay us an annual exclusivity fee to prohibit us from developing a drug candidate against the same molecular target as Amgen’s drug candidate. In addition, for a specified period of time following the execution of our collaboration agreement with AstraZeneca, we may not develop or commercialize a compound against the same molecular target as AstraZeneca’s drug candidate. As a result, our ability to enter into collaboration agreements for additional drug candidates against these targets is significantly limited until the end of the periods specified in our collaboration agreements with Amgen and AstraZeneca. These restrictions may have the effect of preventing us from undertaking development and other efforts that may appear to be attractive to us.

Additionally, subject to its contractual obligations to us, if a collaborator of ours is involved in a business combination or otherwise changes its business priorities, the collaborator might deemphasize or terminate the development or commercialization of any drug candidate licensed to it by us. If one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and our perception in the business and financial communities and our stock price could be adversely affected.

We may in the future determine to collaborate with additional pharmaceutical and biotechnology companies for development and potential commercialization of therapeutic products. We face significant competition in seeking appropriate collaborators. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may not be able to access therapeutic payloads that would be suitable to development with our platform, have to curtail the development of a drug candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our drug candidates or bring them to market or continue to develop our product platform and our business may be materially and adversely affected.

We rely, and expect to continue to rely, on third parties to conduct our clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

We currently rely on third-party clinical research organizations, or CROs, to conduct our ongoing Phase 1 and Phase 2 clinical trials of BIND-014 and do not plan to independently conduct clinical trials of our other drug candidates. We expect to continue to rely on third parties, such as CROs, clinical data management organizations, medical institutions and clinical investigators, to conduct and manage our clinical trials. These agreements might terminate for a variety of reasons, including a failure to perform by the third parties. If we need to enter into alternative arrangements, that would delay our product development activities.

Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with regulatory standards, commonly referred to as good clinical practices, or GCPs, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Other countries’ regulatory agencies also have requirements for clinical trials with which we must comply. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within specified timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our drug candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our drug candidates.

We also expect to rely on other third parties to store and distribute drug supplies for our clinical trials. Any performance failure on the part of our distributors could delay clinical development or marketing approval of our drug candidates or commercialization of our products, producing additional losses and depriving us of potential product revenue.

We contract with third parties for the manufacture of our drug candidates for preclinical and clinical testing and expect to continue to do so for the foreseeable future. This reliance on third parties increases the risk that we will not have sufficient quantities of our drug candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We have a pilot manufacturing facility at our Cambridge location where we conduct process development, scale-up activities and assemble the manufacturing equipment for use in the manufacture of Accurins. However, we do not have any manufacturing facilities that meet the FDA’s current good manufacturing practices, or cGMP, requirements for the production of any drug candidates used in humans. We rely, and expect to continue to rely, on third parties for the manufacture of our drug candidates for preclinical and clinical testing, as well as for commercial manufacture if any of our drug candidates receive marketing approval. This reliance on third parties increases the risk that we will not have sufficient quantities of our drug candidates on a timely basis or at all or products or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

We may be unable to establish any agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•	failure of third-party manufacturers to comply with regulatory requirements and maintain quality assurance;

•	breach of the manufacturing agreement by the third party;

•	failure to manufacture our product according to our specifications;

•	failure to manufacture our product according to our schedule or at all;

•	misappropriation of our proprietary information, including our trade secrets and know-how; and

•	termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of drug candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products.

Our drug candidates and any products that we may develop may compete with other drug candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. We do not currently have arrangements in place for redundant supply or a second source for required raw materials used in the manufacture of our drug candidates, including the polymers used in our Accurins, or for the manufacture of finished BIND-014 product. If our current contract manufacturers cannot perform as agreed, we may be required to replace such manufacturers and we may be unable to replace them on a timely basis or at all. In particular, there are a very few manufacturers capable of supplying the polymers used in our Accurins.

Our current and anticipated future dependence upon others for the manufacture of our drug candidates or products may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

Risks Related to Regulatory Approval of Our Drug Candidates and Other Legal Compliance Matters

If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals, we will not be able to commercialize our drug candidates or will not be able to do so as soon as anticipated, and our ability to generate revenue will be materially impaired.

Our drug candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by the EMA and similar regulatory authorities outside the United States. Failure to obtain marketing approval for a drug candidate will prevent us from commercializing the drug candidate. We have not received approval to market any of our drug candidates from regulatory authorities in any jurisdiction. We have only limited experience in filing and supporting the applications necessary to gain marketing approvals and expect to rely on third parties to assist us in this process. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the drug candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. Our drug candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use. For example, new cancer drugs frequently are indicated only for patient populations that have not responded to an existing therapy or have relapsed. If any of our drug candidates with a cancer indication receives marketing approval, the accompanying label may limit the approved use of our drug in this way, which could limit sales of the product.

The process of obtaining marketing approvals, both in the United States and abroad, is expensive and may take many years. If additional clinical trials are required for certain jurisdictions, these trials can vary substantially based upon a variety of factors, including the type, complexity and novelty of the drug candidates involved, and may ultimately be unsuccessful. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review process for each submitted product application, may cause delays in the review and approval of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept a marketing application as deficient or may decide that our data is insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a drug candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

Although the FDA and other regulatory authorities have approved nanotechnology-based therapeutics in the past, they are monitoring whether nanotechnology-based therapeutics pose any specific health and human safety risks. While they have not issued any regulations to date, it is possible that the FDA and other regulatory authorities could issue regulations in the future regarding nanotechnology-based therapeutics that could adversely affect our drug candidates.

If we experience delays in obtaining approval or if we fail to obtain approval of our drug candidates, the commercial prospects for our drug candidates may be harmed and our ability to generate revenues will be materially impaired.

If the FDA does not conclude that BIND-014 satisfies the requirements for approval under the Section 505(b)(2) regulatory approval pathway, or if the requirements for approval of BIND-014 under Section 505(b)(2) are not as we expect, the approval pathway for BIND-014 will likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and in any case may not be successful.

We intend to seek FDA approval for BIND-014 through the Section 505(b)(2) regulatory pathway. Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act, or FDCA, would allow a new drug application, or NDA, we submit to the FDA to rely in part on data in the public domain or the FDA’s prior conclusions regarding the safety and effectiveness of an approved drug product, which could expedite the development program for BIND-014 by potentially decreasing the amount of clinical data that we would need to generate in order to obtain FDA approval. If the FDA does not allow us to pursue the Section 505(b)(2) regulatory pathway as anticipated, we may need to conduct additional clinical trials, provide additional data and information, and meet additional standards for product approval. If this were to occur, the time and financial resources required to obtain FDA approval for BIND-014, and complications and risks associated with regulatory approval of BIND-014, would likely substantially increase. Moreover, inability to pursue the Section 505(b)(2) regulatory pathway may result in new competitive products reaching the market more quickly than BIND-014, which would likely materially adversely impact our competitive position and prospects. Even if we are able to utilize the Section 505(b)(2) regulatory pathway, there is no guarantee this will ultimately lead to accelerated product development or earlier approval.

In addition, the pharmaceutical industry is highly competitive, and Section 505(b)(2) NDAs are subject to special requirements designed to protect the patent rights of sponsors of previously approved drugs that may be referenced in a Section 505(b)(2) NDA. These requirements may give rise to patent litigation and mandatory delays in approval of our NDA for up to 30 months or longer depending on the outcome of any litigation. Further, it is not uncommon for a manufacturer of an approved product to file a citizen petition with the FDA seeking to delay approval of, or impose additional approval requirements for, pending competing products. If successful, such petitions can significantly delay, or even prevent, the approval of a new product. Even if the FDA ultimately denies such a petition, the FDA may substantially delay approval while it considers and responds to the petition.

Moreover, even if BIND-014 is approved under Section 505(b)(2), the approval may be subject to limitations on the indicated uses for which the products may be marketed or to other conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the products.

In the European Economic Area, or EEA (composed of the 27 European Union, or EU, Member States plus Iceland, Liechtenstein and Norway), we intend to seek approval for BIND-014 under the hybrid application pathway of the EU Centralized Procedure.

The hybrid pathway is available for (i) products that do not fall under the strict definition of a generic medicinal product, (ii) whose bioequivalence to the reference product cannot be demonstrated through bioavailability studies, or (iii) whose active substances, therapeutic indications, strength, pharmaceutical form or route of administration, differs from that of the reference product. Hybrid applications may rely in part on the results of preclinical tests and clinical trials contained in the authorization dossier of the reference product, which will however need to be supplemented with additional data. We have not engaged in pre-submission discussions with the EMA to determine the eligibility of the centralized hybrid process for BIND-014. If the EMA does not allow us to pursue the centralized hybrid pathway as anticipated, we may need to conduct additional clinical trials, provide additional data and information, and meet additional standards to have BIND-014 authorized in the EEA.

A fast track designation by the FDA may not actually lead to a faster development or regulatory review or approval process.

We may seek fast track designation for some of our drug candidates. If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA fast track designation. The FDA has broad discretion whether or not to grant this designation, and even if we believe a particular drug candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

We may not be able to obtain orphan drug exclusivity for our drug candidates.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States.

Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the EMA or the FDA from approving another marketing application for the same drug for that time period. The applicable period is seven years in the United States and ten years in Europe. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

Even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

A breakthrough therapy designation by the FDA for our drug candidates may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that our drug candidates will receive marketing approval.

We may seek a breakthrough therapy designation for some of our drug candidates. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. For drugs that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA are also eligible for accelerated approval.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our drug candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. The availability of breakthrough therapy designation was established recently with the passage of the Food and Drug Administration Safety and Innovation Act of 2012, and the FDA has not yet released additional guidance as to the criteria it uses in designating drugs as breakthrough therapies. As a result, we cannot be sure that our evaluation of our drugs as qualifying for breakthrough therapy designation will meet the FDA’s expectations. In any event, the receipt of a breakthrough therapy designation for a drug candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our drug candidates qualify as breakthrough therapies, the FDA may later decide that the products no longer meet the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Failure to obtain marketing approval in international jurisdictions would prevent our drug candidates from being marketed abroad.

In order to market and sell our products in the European Union and many other jurisdictions, we or our collaborators must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval in foreign countries may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We or our collaborators may not obtain approvals for our drug candidates from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market.

Any drug candidate for which we obtain marketing approval could be subject to post-marketing restrictions or withdrawal from the market and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products, when and if any of them are approved.

Any drug candidate for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, cGMP requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a drug candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including the requirement to implement a risk evaluation and mitigation strategy, or REMS, which could include requirements for a restricted distribution system. If any of our drug candidates receives marketing approval, the accompanying label may limit the approved use of our drug, which could limit sales of the product.

The FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of our approved products. The FDA closely regulates the post-approval marketing and promotion of drugs to ensure drugs are marketed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use and if we market our products outside of their approved indications, we may be subject to enforcement action for off-label marketing. Violations of the FDCA relating to the promotion of prescription drugs may lead to investigations alleging violations of federal and state health care fraud and abuse laws, as well as state consumer protection laws.

In addition, later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

•	litigation involving patients taking our drug;

•	restrictions on such products, manufacturers or manufacturing processes;

•	restrictions on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	damage to relationships with existing and potential collaborators;

•	unfavorable press coverage and damage to our reputation;

•	refusal to permit the import or export of our products;

•	product seizure; or

•	injunctions or the imposition of civil or criminal penalties.

Noncompliance with similar European Union requirements regarding safety monitoring or pharmacovigilance can also result in significant financial penalties. Similarly, failure to comply with U.S. and foreign regulatory requirements regarding the development of products for pediatric populations and the protection of personal health information can also lead to significant penalties and sanctions.

Our relationships with customers, physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any drug candidates for which we obtain marketing approval. Our future arrangements with third-party payors, physicians and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations include the following:

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the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

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the federal False Claims Act imposes criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	federal law requires applicable manufacturers of covered drugs to report payments and other transfers of value to physicians and teaching hospitals, with data collection beginning in August 2013; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion of products from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Recently enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our drug candidates and affect the prices we may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our drug candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any drug candidates for which we obtain marketing approval.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for physician-administered drugs. In addition, this legislation provided authority for limiting the number of drugs that will be covered in any therapeutic class. Cost reduction initiatives and other provisions of this legislation could decrease the coverage and price that we receive for any approved products. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors.

More recently, in 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively the PPACA, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms.

Among the provisions of the PPACA of importance to our potential drug candidates are the following:

•	an annual, nondeductible fee payable by any entity that manufactures or imports specified branded prescription drugs and biologic agents;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

•	expansion of healthcare fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;

•	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices;

•	extension of manufacturers’ Medicaid rebate liability;

•	expansion of eligibility criteria for Medicaid programs;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	new requirements to report financial arrangements with physicians and teaching hospitals;

•	a new requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which delayed for another two months the budget cuts mandated by these sequestration provisions of the Budget Control Act of 2011. On March 1, 2013, the President signed an executive order implementing sequestration, and on April 1, 2013, the 2% Medicare payment reductions went into effect. The ATRA also, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain.

We expect that the PPACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our drug candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

In some countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our drug candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed, possibly materially.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Risks Related to the Commercialization of Our Drug Candidates

Even if any of our drug candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

If any of our drug candidates receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. For example, current cancer treatments like chemotherapy and radiation therapy are well established in the medical community, and physicians may continue to rely on these treatments. In addition, many new drugs have been recently approved and many more are in the pipeline for the same diseases for which we are developing our drug candidates. If our drug candidates do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of our drug candidates, if approved for commercial sale, will depend on a number of factors, including:

•	their efficacy, safety and other potential advantages compared to alternative treatments;

•	our ability to offer them for sale at competitive prices;

•	their convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support;

•	the availability of third-party coverage and adequate reimbursement for our drug candidates;

•	the prevalence and severity of their side effects; and

•	any restrictions on the use of our products together with other medications;

•	interactions of our products with other medicines patients are taking; and

•	inability of certain types of patients to take our product.

If we are unable to establish effective sales, marketing and distribution capabilities or enter into agreements with third parties with such capabilities, we may not be successful in commercializing our drug candidates if and when they are approved.

We do not have a sales or marketing infrastructure and have no experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for any product for which we obtain marketing approval, we will need to establish a sales and marketing organization or make arrangements with third parties to perform sales and marketing functions.

In the future, we expect to build a focused oncology sales and marketing infrastructure to market or co-promote some of our drug candidates in the United States and potentially elsewhere, if and when they are approved. There are risks involved with establishing our own sales, marketing and distribution capabilities. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a drug candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our products on our own include:

•	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or educate physicians on the benefits of our products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines;

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization; and

•	inability to obtain sufficient coverage and reimbursement from third-party payors and governmental agencies.

Outside the United States, we expect to rely on third parties to sell, market and distribute our drug candidates. We may not be successful in entering into arrangements with such third parties or may be unable to do so on terms that are favorable to us. In addition, our product revenues and our profitability, if any, may be lower if we rely on third parties for these functions than if we were to market, sell and distribute any products that we develop ourselves. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales, marketing and distribution capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our drug candidates.

We face substantial competition, which may result in others discovering, developing or commercializing competing products before or more successfully than we do.

The development and commercialization of new drug products is highly competitive. We face competition with respect to our current drug candidates, and will face competition with respect to any drug candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of the disease indications for which we are developing our drug candidates. Some of these competitive products and therapies are based on scientific approaches that are the same as or similar to our approach, and others are based on entirely different approaches. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources, established presence in the market and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors.

Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific, sales and marketing and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic products. Generic products are currently on the market, including the therapeutics payload in BIND-014, for the indications that we are pursuing, and additional products are expected to become available on a generic basis over the coming years. If our drug candidates achieve marketing approval, we expect that they will be priced at a significant premium over competitive generic products.

The most common methods of treating patients with cancer are surgery, radiation and drug therapy, including chemotherapy and targeted drug therapy. There are a variety of available drug therapies marketed for solid tumors. In many cases, these drugs are administered in combination to enhance efficacy. Some of these drugs are branded and subject to patent protection, and others are available on a generic basis, including the therapeutic payload contained in BIND-014. Many of these approved drugs are well established therapies and are widely accepted by physicians, patients and third-party payors. There are also a number of products in late stage clinical development to treat solid tumors. These products in development may provide efficacy, safety, convenience and other benefits that are not provided by currently marketed therapies. As a result, they may provide significant competition for BIND-014 or any other drug candidate for which we obtain marketing approval.

Specifically, current second-line treatments for NSCLC include docetaxel and other chemotherapy agents such as gemcitabine and vinorelbine, as well as molecularly-targeted therapies such as erlotinib and gefitinib, which are used to treat patients with mutations in epidermal growth factor receptor, or EGFR, and crizotinib, which is used in the small subset of patients that have a mutation in anaplastic lymphoma kinase, or ALK. In addition, two monoclonal antibodies, Bristol-Myers Squibb’s nivolumab that targets PD-1, and F. Hoffmann-La Roche Ltd’s MPDL3280A that targets PD-L1, are currently in Phase 2 clinical trials for NSCLC. Both are immunomodulators that block the activation of programmed cell death receptor. In mCRPC, in addition to first-line chemotherapy agents such as docetaxel, the treatment paradigm is evolving to include use of hormonal therapies such as abiraterone and enzalutamide prior to the administration of chemotherapies, which therapies are currently mainly used in the post-chemotherapy setting. Other similar drugs are also being developed. Cabazitaxel (marketed as Jevtana), a second-line taxane chemotherapeutic, is also being tested in clinical studies against docetaxel for efficacy in mCRPC. In addition, other companies are developing therapies targeting PSMA to treat mCRPC, including an antibody-drug conjugate, or ADC, by Progenics Pharmaceuticals, Inc. and a Bispecific T Cell Engager, or BITE, antibody by Bayer Healthcare in collaboration with Amgen. We also face competition from numerous companies utilizing other nanomedicine platforms to develop targeted therapies, including platforms focused on albumin nanoparticles, liposomes and polymeric nanoparticles.

Even if we are able to commercialize any drug candidates, the products may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which would harm our business.

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control, including possible price reductions, even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more drug candidates, even if our drug candidates obtain marketing approval.

Our ability to commercialize any drug candidates successfully also will depend in part on the extent to which coverage and reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for drugs. Coverage and reimbursement may not be available for any product that we commercialize and, even if these are available, the level of reimbursement may not be sufficient to generate a profit. Reimbursement may affect the demand for, or the price of, any drug candidate for which we obtain marketing approval. Obtaining and maintaining adequate reimbursement for our products may be difficult. We may be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not be able to successfully commercialize any drug candidate for which we obtain marketing approval.

There may be significant delays in obtaining reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or similar regulatory authorities outside the United States. Moreover, eligibility for reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face an inherent risk of product liability exposure related to the testing of our drug candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. If we cannot successfully defend ourselves against claims that our drug candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any drug candidates or products that we may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue;

•	reduced resources of our management to pursue our business strategy; and

•	the inability to commercialize any products that we may develop.

We currently hold $10.0 million in product liability insurance coverage in the aggregate, with a per incident limit of $10.0 million, which may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage as we expand our clinical trials or if we commence commercialization of our drug candidates. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Risks Related to Employee Matters and Managing Growth and Other Risks Related to Our Business

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on Scott Minick, our President and Chief Executive Officer, as well as the other principal members of our management, scientific and clinical team. Although we have entered into employment letter agreements with our executive officers, each of them may terminate their employment with us at any time. We do not maintain “key person” insurance for any of our executives or other employees.

Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

We expect to expand our development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of drug development, regulatory affairs, manufacturing and, if any of our drug candidates receives marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

A variety of risks associated with operating internationally could materially adversely affect our business.

In addition to our U.S. operations, we have operations in Russia through our wholly-owned subsidiary, BIND (RUS) LLC, and may have other such international operations in the future. We face risks associated with our operations in Russia, including possible unfavorable regulatory, pricing and reimbursement, legal, political, tax and labor conditions, which could harm our business. We are also conducting and in the future plan to continue to conduct clinical trials of drug candidates in Russia. We are subject to numerous risks associated with international business activities in Russia and elsewhere, including:

•	compliance with differing or unexpected regulatory requirements for our products;

•	compliance with Russian laws with respect to our BIND (RUS) LLC subsidiary;

•	difficulties in staffing and managing foreign operations;

•	foreign government taxes, regulations and permit requirements;

•	U.S. and foreign government tariffs, trade restrictions, price and exchange controls and other regulatory requirements;

•	economic weakness, including inflation, natural disasters, war, events of terrorism or political instability in particular foreign countries;

•	fluctuations in currency exchange rates, which could result in increased operating expenses and reduced revenues;

•	compliance with tax, employment, immigration and labor laws, regulations and restrictions for employees living or traveling abroad;

•	changes in diplomatic and trade relationships; and

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challenges in enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States.

These and other risks associated with our international operations in Russia and elsewhere may materially adversely affect our business, financial condition and results of operations.

Our business and operations would suffer in the event of system failures.

Despite the implementation of security measures, our internal computer systems and those of our current and future contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we are not aware of any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties to manufacture our drug candidates and conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our drug candidates could be delayed.

Risks Related to Our Intellectual Property

If we or our licensors are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection obtained is not sufficiently broad, competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be impaired.

Our success depends in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and other countries with respect to our proprietary technology and products. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our novel technologies and drug candidates.

The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost, in a timely manner, or in all jurisdictions. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we do not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than United States law does. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our owned patents or pending patent applications, or that we were the first to file for patent protection of such inventions, nor can we know whether those from whom we license patents were the first to make the inventions claimed or were the first to file. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to United States patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The U.S. Patent and Trademark Office, or U.S. PTO, recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

Moreover, we may be subject to a third-party preissuance submission of prior art to the U.S. PTO, or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future drug candidates.

Even if our owned and licensed patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing and regulatory review of new drug candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time-consuming and ultimately unsuccessful.

Competitors may infringe our issued patents or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly, which could adversely affect us and our collaborators.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability, and the ability of our collaborators, to develop, manufacture, market and sell our drug candidates and use our proprietary technologies without infringing the proprietary rights of third parties. There is considerable intellectual property litigation in the biotechnology and pharmaceutical industries. While no such litigation has been brought against us and we have not been held by any court to have infringed a third party’s intellectual property rights, we cannot guarantee that our technology, products or use of our products do not infringe third-party patents. It is also possible that we have failed to identify relevant third-party patents or applications. For example, applications filed before November 29, 2000 and certain applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing, which is referred to as the priority date. Therefore, patent applications covering our products or technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our technologies, our products or the use of our products.

We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology, including interference or derivation proceedings before the U.S. PTO and similar bodies in other countries. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. With respect to BIND-014, we are aware of a third-party U.S. patent application that contains claims related to a formulation of a nanoparticle composition. We have an issued U.S. patent and pending non-U.S. patent applications claiming similar subject matter, and we believe our patents and patent applications have an earlier priority filing date. However, these patents and applications are subject to U.S. laws that awards patents to the first party to invent the claimed invention, rather than the first party to file a patent application. The possibility exists for an interference proceeding between our issued patent and this third-party patent application to determine the earliest party to invent the composition. Although we believe it unlikely, the possibility exists that this third-party patent application could win such an interference procedure and obtain claims which cover this formulation of a nanoparticle composition.

If we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue developing and marketing our products and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our drug candidates or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the U.S. PTO and foreign patent agencies in several stages over the lifetime of the patent. The U.S. PTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

If we fail to comply with our obligations in our intellectual property licenses and funding arrangements with third parties, we could lose rights that are important to our business.

We are party to multiple license agreements that impose, and we may enter into additional licensing and funding arrangements with third parties that may impose, diligence, development and commercialization timelines, milestone payment, royalty, insurance and other obligations on us. Under our existing licensing agreements, we are obligated to pay royalties on net product sales of drug candidates or related technologies to the extent they are covered by the agreement. If we fail to comply with our obligations under current or future license agreements, our counterparties may have the right to terminate these agreements, in which event we might not be able to develop, manufacture or market any product that is covered by these agreements or may face other penalties under the agreements. Such an occurrence could materially adversely affect the value of drug candidates being developed using rights licensed to us under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements with less favorable terms, or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology.

We may be subject to claims by third parties asserting that our employees or we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these employees or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. Litigation may be necessary to defend against these claims.

In addition, while it is our policy to require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Our and their assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.

If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to management.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and drug candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

Risks Related to Our Common Stock and this Offering

After this offering, our executive officers, directors and principal stockholders, if they choose to act together, will continue to have the ability to control all matters submitted to stockholders for approval.

Upon the closing of this offering, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering and their respective affiliates will, in the aggregate, hold shares representing approximately     % of our outstanding voting stock. As a result, if these stockholders were to choose to act together, they would be able to control or significantly influence all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership control may:

•	delay, defer or prevent a change in control;

•	entrench our management and the board of directors; or

•	impede a merger, consolidation, takeover or other business combination involving us that other stockholders may desire.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. To the extent shares subsequently are issued under outstanding options or warrants, you will incur further dilution. Based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $         per share, representing the difference between our pro forma net tangible book value per share, after giving effect to this offering, and the assumed initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately     % of the aggregate price paid by all purchasers of our stock but will own only approximately     % of our common stock outstanding after this offering.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. Although we have applied to have our common stock approved for listing on the NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

Our stock price is likely to be volatile. The stock market in general and the market for smaller biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	the success of competitive products or technologies;

•	results of clinical trials of our drug candidates or those of our competitors;

•	developments related to our existing or any future collaborations;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our drug candidates or clinical development programs;

•	the results of our efforts to discover, develop, acquire or in-license additional drug candidates or products;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. We intend to use the net proceeds of this offering to fund development of BIND-014, and for working capital and general corporate purposes. However, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our drug candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding                     shares of common stock based on the number of shares outstanding as of March 31, 2013. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates or

existing stockholders. The remaining                     shares are currently restricted as a result of securities laws or lock-up agreements but will become eligible to be sold at various times after this offering. Moreover, after this offering, holders of an aggregate of                 shares of our common stock will have rights, subject to specified conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.

We are an emerging growth company, and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company for up to five years following the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

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being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be reduced or more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NASDAQ Global Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

Overall, we estimate that our incremental costs resulting from operating as a public company, including compliance with these rules and regulations, may be between $2.0 million and $4.0 million per year. However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we will be required to furnish a report by our management on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our target animal studies and operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Provisions in our restated certificate of incorporation and amended and restated by-laws and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our restated certificate of incorporation and our amended and restated by-laws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions include those establishing:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from filling vacancies on our board of directors;

•

the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

•

the required approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal the provisions of our restated certificate of incorporation regarding the election and removal of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

•

advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, our Hercules credit facility currently prohibits us from paying dividends on our equity securities, and any future debt agreements may likewise preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, research and development costs, timing and likelihood of success, plans and objectives of management for future operations and future results of anticipated products, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described under the sections in this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds to us of the sale of the common stock that we are offering will be approximately $             million, assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares from us is exercised in full, we estimate that our net proceeds will be approximately $             million. Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $             million, assuming the assumed initial public offering price stays the same.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We intend to use the net proceeds from this offering to fund development of BIND-014, and for working capital and general corporate purposes.

We believe that the net proceeds from this offering, together with our cash and cash equivalents as of March 31, 2013, borrowings available under our credit facility and research and development funding that we expect to receive under our existing collaborations, excluding any potential milestone payments, will fund our operating expenses and capital expenditure requirements through at least mid-2015, which we expect will enable us to complete our ongoing Phase 2 clinical trials of BIND-014 in NSCLC and mCRPC and, if such trials are successful, to initiate pivotal Phase 3 trials in these indications, although there can be no assurance in that regard.

The amounts and timing of our actual expenditures will depend on numerous factors, including the progress of our clinical trials and other development efforts for BIND-014 and other factors described under “Risk Factors” in this prospectus, as well as the amount of cash used in our operations. We therefore cannot estimate with certainty the amount of net proceeds to be used for the purposes described above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending the uses described above, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. In addition, our ability to pay cash dividends is currently prohibited by the terms of our credit facility with Hercules Technology Growth Capital, Inc.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2013, as follows:

•	on an actual basis;

•

on a pro forma basis to reflect (1) the automatic conversion of all outstanding shares of our preferred stock into                     shares of common stock immediately prior to the closing of this offering, (2) the reclassification of our preferred stock warrant liability to additional paid in capital, a component of stockholders’ (deficit) equity, and (3) the filing of our restated certificate of incorporation upon the closing of this offering; and

•

on a pro forma as adjusted basis to give further effect to our issuance and sale of                     shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of March 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted
		(in thousands)
		(unaudited)	(unaudited)
Cash and cash equivalents	$11,899	$	$

Long-term debt	$737
Redeemable convertible preferred stock (Series A, B, C, C-1, D and BRN), par value $0.0001 per share; 28,235,917 shares authorized, 21,444,197 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	89,212	$	$
Preferred stock, par value $0.0001 per share; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, par value $0.0001 per share; 40,000,000 shares authorized, 6,128,855 shares issued and 5,742,123 outstanding (386,731 shares subject to repurchase), actual; 200,000,000 shares authorized, pro forma and pro forma as adjusted; shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	1
Additional paid in capital	—
Accumulated deficit	(82,529)
Accumulated other comprehensive loss	(144)

Total stockholders’ (deficit) equity	(82,672)

Total capitalization	$7,277	$	$

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid in capital, total stockholders’ (deficit) equity and total capitalization by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid in capital, total stockholders’ (deficit) equity and total capitalization by approximately $             million.

The number of shares in the table above does not include:

•	5,453,818 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2013, at a weighted-average exercise price of $0.76 per share;

•	shares of our common stock reserved for future issuance under our 2013 Incentive Award Plan, which will become effective on the day prior to the public trading date of our common stock; and

•	158,000 shares of common stock issuable upon exercise of warrants outstanding as of March 31, 2013, at a weighted-average exercise price of $3.92 per share.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of March 31, 2013, we had a historical net tangible book value of $6.2 million, or $1.01 per share of common stock. Our historical net tangible book value per share represents total tangible assets (total assets, less intangible assets) less total liabilities, divided by the number of shares of our common stock outstanding as of March 31, 2013.

Our pro forma net tangible book value as of March 31, 2013 was $         million, or $         per share of our common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding as of March 31, 2013, after giving effect to (1) the automatic conversion of all outstanding shares of our preferred stock into common stock immediately prior to the closing of this offering and (2) the reclassification of our preferred stock warrant liability to additional paid in capital, a component of stockholders’ (deficit) equity.

After giving further effect to the sale of                  shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2013 would have been approximately $         million, or approximately $         per share. This amount represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $         per share to new investors purchasing shares of common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of March 31, 2013	$1.01
Pro forma net tangible book value per share as of March 31, 2013
Increase per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering		$

Dilution per share to new investors in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $        , and dilution in pro forma net tangible book value per share to new investors by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $         per share and decrease (increase) the dilution to new investors by approximately $         per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value after this offering would be $         per share, the increase in pro forma net tangible book value per share to existing stockholders would be $         and the dilution

per share to new investors would be $         per share, in each case assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes on the pro forma as adjusted basis described above, as of March 31, 2013, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing stockholders and new investors paid. The calculation below is based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%			100%

The foregoing tables and calculations are based on the number of shares of our common stock outstanding as of March 31, 2013 and exclude:

•	5,453,818 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2013, at a weighted-average exercise price of $0.76 per share;

•	shares of our common stock reserved for future issuance under our 2013 Incentive Award Plan; and

•	158,000 shares of common stock issuable upon exercise of warrants outstanding as of March 31, 2013, at a weighted-average exercise price of $3.92 per share.

To the extent any of these outstanding options or warrants is exercised, there will be further dilution to new investors. If all of such outstanding options and warrants had been exercised as of March 31, 2013, the pro forma as adjusted net tangible book value per share after this offering would be $        , and total dilution per share to new investors would be $        .

If the underwriters exercise their option to purchase additional shares of our common stock in full:

•	the percentage of shares of common stock held by existing stockholders will decrease to approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors will increase to , or approximately % of the total number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth, for the periods and as of the dates indicated, our selected consolidated financial data. The consolidated statements of operations data for the years ended December 31, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011 and 2012 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2012 and 2013 and the consolidated balance sheet data as of March 31, 2013 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments consisting of only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements. You should read the following information together with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results are not indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of results for the entire year.

	Years Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
	(in thousands, except share and per share data)
Consolidated Statements of Operations:
Revenue	$905	$1,047	$344	$1,488

Operating expenses:
Research and development	11,440	13,052	3,241	5,657
General and administrative	4,787	6,625	1,130	1,967

Total operating expenses	16,227	19,677	4,371	7,624

Loss from operations	(15,322)	(18,630)	(4,027)	(6,136)
Other income (expense):
Interest income	37	69	5	43
Interest expense	(1,708)	(710)	(176)	(134)
Change in fair value of preferred stock warrant liability	(269)	340	2	(133)
Foreign currency transaction gain (loss)	407	(309)	(623)	72

Net loss	(16,855)	(19,240)	(4,819)	(6,288)
Accretion of redeemable convertible preferred stock	(2,967)	(4,967)	(1,243)	(1,335)

Net loss attributable to common stockholders	$(19,822)	$(24,207)	$(6,062)	$(7,623)

Net loss per share attributable to common stockholders:
Basic and diluted(1)	$(4.01)	$(4.47)	$(1.15)	$(1.34)
Weighted average common shares outstanding:
Basic and diluted(1)	4,944,156	5,420,966	5,259,035	5,686,438
Pro forma net loss per share attributable to common stockholders (unaudited):
Basic and diluted(1)		$(0.76)		$(0.23)
Pro forma weighted average common shares outstanding (unaudited):
Basic and diluted(1)		25,415,549		27,130,635

(1)	See Note 2 to our notes to consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma basic and diluted net loss per common share and the number of shares used in the computation of the per share amounts.

	As of December 31,		As of March 31, 2013
	2011	2012
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$22,440	$4,886	$11,899
Working capital	22,263	613	2,273
Total assets	30,048	12,670	19,783
Long-term debt	3,166	1,256	737
Preferred stock warrant liability	744	404	537
Redeemable convertible preferred stock	74,319	79,286	89,212
Additional paid in capital	—	—	—
Accumulated deficit	(51,695)	(75,205)	(82,529)
Total stockholders’ deficit	(52,882)	(75,923)	(83,354)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes thereto included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a clinical-stage nanomedicine platform company developing Accurins, our novel targeted and programmable therapeutics. Accurins are designed with specified physical and chemical characteristics to target specific cells or tissues and concentrate a therapeutic payload at the site of disease to enhance efficacy while minimizing adverse effects on healthy tissues. Our strategy is to leverage our medicinal nanoengineering platform to develop our own pipeline of Accurins, initially in oncology, as well as Accurins in collaboration with biopharmaceutical companies. Our lead drug candidate, BIND-014, is in Phase 2 clinical trials for non-small cell lung cancer, or NSCLC, and metastatic castrate-resistant prostate cancer, or mCRPC. To date in 2013, we have announced collaborations with Amgen, Pfizer and AstraZeneca to develop Accurins based on therapeutic payloads from their product pipelines, with the potential to achieve a total of over $1 billion in upfront and future milestone payments, including over $450 million in pre-commercial milestones.

We design, manage and evaluate the results of all of our research and development plans centrally and have engaged a network of clinical trial sites and clinical research organizations, or CROs, to execute on specific phases of our research and development programs. By employing this network of CROs, we seek to manage multiple development programs while maintaining flexibility in our cost structure.

We were incorporated in May 2006 and commenced active operations in early 2007. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our technology, identifying potential drug candidates, undertaking preclinical studies and, beginning in 2011, conducting clinical trials. To date, we have financed our operations primarily through private placements of our preferred stock and convertible debt securities, funding received from collaboration and license agreements, government grants and our credit facility. We have no products approved for sale and all of our revenue to date has been collaboration revenue or government grant revenue. Since our inception and through March 31, 2013, we have raised an aggregate of $94.7 million to fund our operations, of which $6.5 million was through our collaborations and license agreements, $76.2 million was from the sale of preferred stock and convertible debt securities, $4.8 million was from government grants and $7.2 million was from borrowings under our original credit facility as well as capital leases. As of March 31, 2013, our cash and cash equivalents were $11.9 million, of which $3.4 million was held by our Russian subsidiary designated solely for use in its operations. As of March 31, 2013, we also had $1.4 million in restricted cash held in our Russian subsidiary. In addition, in June 2013 we issued and sold additional shares of Series D preferred stock to existing investors for $8.7 million in gross proceeds and borrowed $4.5 million under our amended and restated credit facility with Hercules Technology III, L.P., or Hercules, of which $2.3 million was used to repay the outstanding principal balance under our original facility.

Since inception, we have incurred significant operating losses. Our net loss was $16.9 million for the year ended December 31, 2011, $19.2 million for the year ended December 31, 2012 and $6.3 million for the three months ended March 31, 2013 compared to $4.8 million for the three months ended March 31, 2012. As of March 31, 2013, we had an accumulated deficit of $82.5 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially as we:

•	conduct the Phase 2 clinical trials of BIND-014 and potentially conduct pivotal clinical trials of BIND-014;

•

continue the research and development of our other drug candidates, including potentially in-licensing other technologies and compounds, seek to enhance our medicinal nanoengineering platform and discover and develop additional drug candidates;

•

seek regulatory approvals for any drug candidates that successfully complete clinical trials, potentially establish a sales, marketing and distribution infrastructure and scale up external manufacturing capabilities to commercialize any products for which we may obtain regulatory approval;

•	maintain, expand and protect our intellectual property portfolio; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings and license and collaboration agreements with partners. We may be unable to raise capital when needed or on attractive terms, which would force us to delay, limit, reduce or terminate our product development or future commercialization efforts. We will need to generate significant revenues to achieve profitability, and we may never do so.

The consolidated financial statements and following information include the accounts of BIND Therapeutics, Inc. and our wholly owned subsidiaries, BIND RUS, LLC, a Russian limited liability corporation, and BIND Securities Corporation, a Massachusetts securities corporation. All intercompany accounts and transactions have been eliminated.

Collaborations

In addition to our internal development programs, we actively seek opportunities to collaborate with recognized biopharmaceutical companies to develop Accurins incorporating therapeutic payloads from their proprietary product portfolios. We have established a number of collaborations with industry leaders, including announced agreements with Amgen, Inc., Pfizer Inc. and AstraZeneca AB to develop Accurins based on therapeutic payloads from their product pipelines. Our collaboration agreements generally require the collaborator to pay all the development costs associated with the Accurin, including those incurred by us. In addition, the upfront and potential milestone payments received under these agreements provide us with additional capital resources to develop our own proprietary pipeline of Accurins. Aggregate upfront and contingent clinical, regulatory and marketing milestone payments under these agreements are over $1 billion, exclusive of potential royalties. Over $450 million of these potential milestones are pre-commercial, of which approximately $11 million are pre-IND, approximately $190 million are clinical development and approximately $250 million are regulatory milestones. We expect that at least one of our collaborations will advance an Accurin into the clinic by the end of 2014.

Amgen

In January 2013, we entered into a license agreement with Amgen, pursuant to which we granted to Amgen an option to obtain an exclusive worldwide license to develop, manufacture and commercialize an Accurin incorporating a specified Amgen kinase inhibitor for all uses except for some vaccine applications. Amgen may exercise its option during a period of approximately 12 months, beginning on the effective date of the agreement, by paying us a specified option exercise fee. If Amgen fails to exercise its option within such time period, then we have the right to exercise an exclusive option to obtain a license from Amgen to develop, manufacture and commercialize Accurins containing the Amgen kinase inhibitor. Under the agreement, we received an upfront payment of $5.0 million and have the potential to receive contingent payments totaling up to $111.5 million in the aggregate upon exercise of the option and achievement by Amgen of specified development and regulatory events, plus additional contingent payments totaling up to $188 million in the aggregate upon the achievement by

Amgen of specified commercial events. If Amgen exercises its option, Amgen will reimburse us for all external expenses we incur relating to the agreement after such exercise. We will also receive tiered royalties in the mid-single digit to the low-double digit percentages of aggregate worldwide net sales of licensed products. Amgen is also obligated to pay certain development costs during the research period. We are responsible for manufacturing licensed compounds for use in preclinical studies, and we will collaborate with Amgen in developing and implementing a strategy for subsequent manufacturing.

Pfizer

In March 2013, we entered into a research, option and license agreement with Pfizer, pursuant to which we granted to Pfizer two options to obtain an exclusive worldwide license to use, develop, manufacture and commercialize Accurins incorporating specified Pfizer drug candidates, for the treatment, prevention and/or diagnosis of any disease or medical condition in humans, except that the licensed rights exclude some vaccine products and products for the treatment of brain cancer. Pfizer may exercise either one or both of its options to acquire the exclusive license for the specified drug candidate during a period of approximately 30 months, beginning on the effective date of the agreement and subject to certain adjustments, by paying us a specified option exercise fee. Pfizer is required to pay for all of our development costs. We are responsible for manufacturing licensed compounds through early clinical trials. Under the agreement, we received an upfront payment of $4.0 million and have the potential to receive contingent payments totaling up to $89.5 million in the aggregate under each option upon exercise of the option and achievement by Pfizer of specified development and regulatory events, plus additional contingent payments totaling up to $110 million in the aggregate under each option upon achievement by Pfizer of specified commercial events. We will also receive royalties in the low-single digit to the high-single digit percentages of aggregate worldwide net sales of each licensed product.

AstraZeneca

In April 2013, we entered into a license agreement with AstraZeneca, pursuant to which we granted to AstraZeneca a worldwide license to research, develop, manufacture and commercialize Accurins incorporating a specified AstraZeneca product candidate for any therapeutic use in humans or animals. AstraZeneca is required to pay for all of our development costs. We are responsible for manufacturing licensed product for use in preclinical and some clinical trials. Under the agreement, we received an upfront payment of $4.0 million and have the potential to receive contingent payments totaling up to $193 million in the aggregate upon achievement by AstraZeneca of specified clinical, regulatory and commercial events. We will also receive tiered royalties in the low-single digit to the low-double digit percentages of aggregate worldwide net sales of licensed product.

Financial Overview

Revenue

Our revenue consists of collaboration revenue, which may include amounts recognized related to upfront payments for licenses or options to obtain licenses in the future, research and development funding and milestone payments earned under collaboration and license agreements with our collaboration partners. In addition, we collect revenue under the terms of government contracts which require the performance of certain research and development activities. We expect that any revenue we generate will fluctuate from quarter to quarter as a result of the timing and amount of license fees, research and development reimbursements, payments for manufacturing services, milestone and other payments from collaborations. We do not expect to generate revenue from product sales for at least the next several years. If we or our collaborators fail to complete the development of our drug candidates in a timely manner or obtain regulatory approval for them, our ability to generate future revenue, and our results of operations and financial position, would be materially adversely affected.

Research and Development

Research and development expenses consist of expenses incurred in performing research and development activities, including compensation and benefits for full-time research and development employees, an allocation of facilities expenses, overhead expenses, manufacturing process-development and scale-up activities, clinical trial and related clinical manufacturing expenses, fees paid to CROs and investigative sites, payments to universities under our license agreements and other outside expenses. In the early phases of development, our research and development costs are often devoted to expanding our product platform and are not necessarily allocable to a specific target.

Our research and development costs are made up of external costs, which since the first quarter of 2010 we track on a program-by-program basis and internal research and development costs which are primarily compensation expenses for our full-time research and development employees and related expenses. As we expand the clinical development of BIND-014, the amount of research and development spending allocated to external versus internal spending will continue to grow, while our internal spending should grow at a slower and more controlled pace. Beginning in January 2013, we implemented a project-based time reporting system so that we can allocate internal spending on a project-by-project basis. We have incurred a total of $55.4 million in research and development expenses from inception through March 31, 2013, with a majority of the expenses being spent on the development of BIND-014 and the remainder being spent on our discovery and preclinical stage product programs.

We expense research and development costs as incurred. Conducting a significant amount of research and development is central to our business model. Drug candidates in late stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of late stage clinical trials. We plan to increase our research and development expenses for the foreseeable future as we seek to complete development of BIND-014, and to further advance our preclinical and earlier stage research and development projects. The successful development of our clinical and preclinical drug candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing or costs of the efforts that will be necessary to complete the remainder of the development of BIND-014 or any of our preclinical programs or the period, if any, in which material net cash inflows from these drug candidates may commence. Clinical development timelines, the probability of success and development costs can differ materially from expectations. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond those which we currently anticipate will be required for the completion of clinical development of a drug candidate or if we experience significant delays in enrollment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.

General and Administrative

General and administrative expenses consist primarily of salaries and related benefits, including stock-based compensation, related to our executive, finance, business development and support functions. Other general and administrative expenses include facility-related costs not otherwise allocated to research and development expenses, travel expenses for our general and administrative personnel and professional fees for auditing, tax and corporate legal services, including intellectual property related legal services. We anticipate that our general and administrative expenses will increase in future periods, reflecting an expanding infrastructure and increased professional fees associated with being a public reporting company.

Interest Income

Interest income consists of interest income earned on our cash and cash equivalents and interest income from loans to our founders and chief executive officer.

Interest Expense

Interest expense consists of interest expense on our amounts borrowed under credit facility, capital leases, and convertible notes.

Change in Fair Value of Preferred Stock Warrant Liability

The preferred stock warrant liability is associated with warrants to purchase preferred stock issued to lenders under our debt facilities. The change in fair value consists of the calculated change in value based upon the fair value of the underlying security at the end of each reporting period as calculated using the Black-Scholes option-pricing model.

Foreign Currency Transaction Gain (Loss)

The functional currency of our Russian subsidiary is the ruble. All assets and liabilities of the subsidiary are translated at year-end exchange rates and revenues and expenses are translated at average exchange rates for the year. Translation adjustments are reflected in the accumulated other comprehensive (loss) income component of stockholders’ equity. At December 31, 2011 and 2012 and March 31, 2013, we maintained cash, including restricted cash of $7.4 million, $3.7 million and $4.8 million, respectively, in Russian banks, a portion of which is denominated in U.S. dollars. Accordingly, the amounts denominated in U.S. dollars are subject to transaction gains and losses, which are reported in the accompanying consolidated statement of operations.

Critical Accounting Policies and Use of Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenues and expenses during the reporting periods. These items are monitored and analyzed by us for changes in facts and circumstances, and material changes in these estimates could occur in the future. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in the notes to our consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements and understanding and evaluating our reported financial results.

Revenue Recognition

Collaborative Research and Development and Multiple-Deliverable Arrangements

We enter into collaborative arrangements for the development and commercialization of drug candidates utilizing our technology. The terms of these agreements have typically included multiple deliverables by us (for example, license rights, research and development services and manufacturing of clinical materials) in exchange for consideration to us of some combination of non-refundable license fees, research and development funding, payments based upon achievement of clinical development or other milestones and royalties in the form of a designated percentage of product sales or profits.

Revenue is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable and collection is reasonably assured. Multiple-deliverable arrangements, such as license and development agreements, are analyzed to determine whether the deliverables can be separated or whether they must be accounted for as a single unit of accounting. When deliverables are separable, consideration received is allocated to the separate units of accounting based on the relative selling price method and the appropriate revenue recognition principles are applied to each unit. When we determine that an arrangement should be accounted for as a single unit of accounting, we must determine the period over which the performance obligations will be performed and revenue will be recognized.

The assessment of multiple-deliverable arrangements requires judgment in order to determine the appropriate unit of accounting, the estimated selling price of each unit of accounting and the point in time that, or period over which, revenue should be recognized.

Deferred Revenue

Amounts received prior to satisfying the above revenue recognition criteria are recorded as deferred revenue in the accompanying consolidated balance sheets. Amounts not expected to be recognized within one year following the balance sheet date are classified as non-current deferred revenue.

Accrued Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing contracts and purchase orders, reviewing the terms of our vendor agreements, communicating with our applicable personnel to identify services that have been performed on our behalf, and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. The majority of our service providers invoice us monthly in arrears for services performed. We make estimates of our accrued expenses as of each balance sheet date in our consolidated financial statements based on facts and circumstances known to us at that time. Examples of estimated accrued research and development expenses include:

•	fees payable to CROs and investigative sites in connection with clinical studies;

•	fees payable to vendors in connection with preclinical development activities; and

•	fees payable to vendors related to product manufacturing, development and distribution of clinical supplies.

We base our expenses related to clinical studies on our estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and CROs that conduct and manage clinical studies on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract, and may result in uneven payment flows and expense recognition. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual accordingly. Our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in our reporting changes in estimates in any particular period. We have not experienced any significant adjustments to our estimates to date.

Stock-Based Compensation

We issue stock-based awards to employees and non-employees, generally in the form of stock options and restricted stock. We account for our stock-based awards in accordance with FASB ASC Topic 718, Compensation—Stock Compensation, or ASC 718. ASC 718 requires all stock-based payments to employees, including grants of employee stock options and modifications to existing stock options, to be recognized in the consolidated statements of operations and comprehensive loss based on their fair values. We account for stock-based awards to non-employees in accordance with FASB ASC Topic 505-50, Equity-Based Payments to Non-Employees, which requires the fair value of the award to be re-measured at fair value as the award vests. We recognize the compensation cost of stock-based awards on a straight-line basis over the vesting period of the award for employees and non-employees. We have issued some performance based grants where the vesting of the grant is tied to certain milestone performance and in these cases, the compensation is recognized as an expense when the probability of the milestone is met (and stock vested). Compensation expense related to our stock based awards is subject to a number of estimates including the estimated volatility and underlying fair value of our common stock as well as the estimated life of the awards. For a detailed description of how we estimate fair value for purposes of option grants and the methodology used in measuring stock-based compensation expense, see “Stock-Based Compensation and Common Stock Valuation” below. Following the consummation of this offering, stock option and restricted stock values will be determined based on the market price of our common stock.

Results of Operations for the Three Months Ended March 31, 2012 and 2013

Revenue

The following is a comparison of revenue for the three months ended March 31, 2012 and 2013 (in thousands, except percentages):

	Three Months Ended March 31,		Increase
	2012	2013
Revenue	$344	$1,488	$1,144	333%

During the three months ended March 31, 2013, total revenue increased by $1.1 million, or 333%, compared to the prior year, substantially all of which related to the recognition of a portion of the upfront payment received from Amgen as part of the collaboration agreement entered into in January 2013. We received no government grant revenue in either the three months ended March 31, 2012 or 2013.

Research and Development

The following is a comparison of research and development expenses for the three months ended March 31, 2012 and 2013 (in thousands, except percentages):

	Three Months Ended March 31,		Increase
	2012	2013
Research and development	$3,241	$5,657	$2,416	75%

During the three months ended March 31, 2013, our research and development expenses increased by $2.4 million, or 75%, compared to the prior year, primarily due to the increase in clinical trial activity for BIND-014, including the conduct of our Phase 1 clinical trial, and costs related to our collaborations. External research and development spending focused on the advancement of BIND-014, with expenses increasing for the three months ended March 31, 2013 as compared to the three months ended March 31, 2012 principally due to increased spend related to the expansion of the BIND-014 clinical studies.

Our internal research and development expenses increased for the three months ended March 31, 2013 as compared to the same period in 2012 primarily due to the payment of fees to the Massachusetts Institute of Technology, or MIT, under our license agreement associated with the receipt of upfront payments from our collaborations. Additional increase in spending is associated with the increase in headcount in Russia as well as increased facilities costs as we moved from our previous location to our new facility in Cambridge in April 2012.

The following table illustrates the components of our research and development expenses during the periods indicated (in thousands, except percentages):

	Three Months Ended March 31,		Increase (Decrease)
	2012	2013
External research and development expenses:
BIND-014	$762	$1,800	$1,038	136%
Discovery and preclinical stage product programs, collectively	131	51	(80)	(61%)
Internal research and development expenses	2,348	3,806	1,458	62%

Total research and development expenses	$3,241	$5,657	$2,416	75%

General and Administrative

The following is a comparison of general and administrative expenses for the three months ended March 31, 2012 and 2013 (in thousands, except percentages):

	Three Months Ended March 31,		Increase
	2012	2013
General and administrative	$1,130	$1,967	$837	74%

For the three months ended March 31, 2013, our general and administrative expenses increased by $0.8 million, or 74%, primarily related to increased compensation expenses, as we grew from five general and administrative employees as of March 31, 2012 to eight general and administrative employees as of March 31, 2013. In addition, in April 2012 we entered into a lease for and moved into our new facility, which resulted in increased facilities costs compared to the three months ended March 31, 2012.

Change in Fair Value of Preferred Stock Warrant Liability

We recorded $0.1 million of expense for the three months ended March 31, 2013 for the increase in the fair market value of the underlying security, which was based upon the retrospective valuation performed as of April 1, 2013 (see “Stock-Based Compensation and Common Stock Valuation” below). The change in the preferred stock warrant liability for the three months ended March 31, 2012 was not material.

Foreign Currency Transaction Gains

Because our Russian subsidiary’s functional currency is the ruble and the majority of its cash is held in U.S. dollars, the balances are subject to transaction gains and losses. We recorded approximately $72,000 of gains for the three months ended March 31, 2013 and $0.6 million of losses for the three months ended March 31, 2012.

Results of Operations for the Years Ended December 31, 2011 and 2012

Revenue

The following is a comparison of revenue for the years ended December 31, 2011 and 2012 (in thousands, except percentages):

	Years Ended December 31,		Increase
	2011	2012
Grant revenue	$357	$479	$122	34%
Collaboration revenue	548	568	20	4%

Total revenue	$905	$1,047	$142	16%

During the year ended December 31, 2012, total revenue increased by $0.1 million, or 16%, compared to the prior year, primarily due to the receipt of the revenue associated with the first stage of a grant from the Russian Ministry for Industry and Trade of the Russian Federation which was awarded in the third quarter of 2012.

Research and Development

The following is a comparison of research and development expenses for the years ended December 31, 2011 and 2012 (in thousands, except percentages):

	Years Ended December 31,		Increase
	2011	2012
Research and development	$11,440	$13,052	$1,612	14%

During the year ended December 31, 2012, our total research and development expenses increased by $1.6 million, or 14%, compared to the prior year, primarily due to costs associated with building out our research and development team in Russia. External research and development spending focused on the advancement of BIND-014, with expenses increasing for the year ended December 31, 2012 as compared to the prior year principally due to an increase in the number of patients enrolled in our Phase 1 clinical trial as well as the related costs associated with initiating work on a Phase 2 clinical trial for BIND-014. Our internal research and development expenses increased in 2012 as compared to 2011 primarily due to the increase in headcount in Russia and other headcount related costs including annual bonus and salary adjustments, as well as the increased facilities costs relating to our move from our previous location to our new facility in April 2012.

The following table illustrates the components of our research and development expenses during the periods indicated (in thousands, except percentages):

	Years Ended December 31,		Increase (Decrease)
	2011	2012
External research and development expenses:
BIND-014	$2,846	$3,201	$355	12%
Government grant activity	242	50	(192)	(79%)
Discovery and preclinical stage product programs, collectively	62	155	93	150%
Internal research and development expenses	8,290	9,646	1,356	16%

Total research and development expenses	$11,440	$13,052	$1,612	14%

General and Administrative

The following is a comparison of general and administrative expenses for the years ended December 31, 2011 and 2012 (in thousands, except percentages):

	Years Ended December 31,		Increase
	2011	2012
General and administrative	$4,787	$6,625	$1,838	38%

For the year ended December 31, 2012, our general and administrative expenses increased by $1.8 million, or 38%, primarily related to increased compensation expenses as we grew from five general and administrative employees as of December 31, 2011 to eight general and administrative employees as of December 31, 2012, and increased legal, recruiting, stock-based compensation expense related to executives and facilities costs not allocated to research and development as we moved from our previous location to new facility in April 2012.

Interest Expense

The decrease in interest expense to $0.7 million for the year ended December 31, 2012 from $1.7 million for the year ended December 31, 2011 reflects the conversion of outstanding convertible notes into shares of our Series D preferred stock in November 2011.

Change in Fair Value of Preferred Stock Warrant Liability

We recorded $0.3 million of expense for the year ended December 31, 2011 reflecting the increase in the fair market value of the underlying security which was defined to be equal to the value paid by investors for the Series D preferred stock financing as compared to the original strike price of the warrant. We recorded a reduction of expense of $0.3 million for the year ended December 31, 2012 reflecting a decrease in the fair market value of the underlying security based upon the retrospective valuation performed as of September 1, 2012 (see “Stock-Based Compensation and Common Stock Valuation” below).

Foreign Currency Transaction Gains

Because our Russian subsidiary’s functional currency is the ruble and the majority of its cash is held in U.S. dollars, the balances are subject to transaction gains and losses. We recorded $0.4 million of gains for the year ended December 31, 2011 and $0.3 million of losses for the year ended December 31, 2012.

Liquidity and Capital Resources

Since our inception and through March 31, 2013, we have raised an aggregate of $94.7 million to fund our operations, of which $6.5 million was through our collaborations and license agreements, $76.2 million was from the sale of preferred stock and convertible debt securities, $4.8 million was from government grants and $7.2 million was from borrowings under our original credit facility as well as capital leases. In addition, in June 2013 we issued and sold additional shares of Series D preferred stock to existing investors for $8.7 million in gross proceeds and borrowed $4.5 million under our amended and restated credit facility with Hercules, of which $2.3 million was used to repay the outstanding principal balance under our original facility.

As of March 31, 2013, our cash and cash equivalents were $11.9 million, of which $3.4 million was held by our Russian subsidiary designated solely for use in its operations, and is consolidated for financial reporting purposes. As of March 31, 2013, we also have $1.4 million in restricted cash held in our Russian subsidiary. In addition to our existing cash and cash equivalents, we receive research and development funding and are eligible to earn a significant amount of milestone payments under our collaboration agreements. Our ability to earn these milestone payments and the timing of achieving these milestones is dependent upon the outcome of our research and development and regulatory activities and is uncertain at this time. Our rights to receive research and development funding and the payment of certain milestones under our collaboration agreements, are our only committed external source of funds. We also have $4.0 million available under our amended and restated credit facility that may become available to us upon achievement of certain revenue and funding milestones as described below.

Indebtedness

In June 2013, we entered into an amended and restated credit facility with Hercules as lender. The credit facility provides funding for an aggregate principal amount of up to $8.5 million. The first advance was funded on the closing date of the credit facility in the aggregate principal amount of $4.5 million. The proceeds of the first advance were used to first repay in full all existing outstanding loans under our prior loan and security agreement with Hercules, in an aggregate principal amount of $2.3 million, and then for general corporate purposes. The credit facility amends and restates our prior loan and security agreement with Hercules, which was entered into in January 2011, and no amounts remain outstanding under that prior facility. Subject to customary conditions for funding and us delivering evidence that we have received proceeds or payments in an amount equal to at least $10.0 million, of which we received $8.7 million from the sale of our Series D preferred stock in

June 2013, a second advance of up to a principal amount of $4.0 million will be funded at our request before December 31, 2013, to be used for general corporate purposes. The credit facility is secured by substantially all of our personal property other than our intellectual property. The loans under the credit facility bear interest at an annual rate equal to (a) 10.25% plus (b) the prime rate (as reported in the Wall Street Journal) minus (c) 3.25% subject to a minimum of 10.25%. We are only required to make interest payments on any loans funded under the credit facility through February 28, 2014, or the interest-only period. The interest-only period automatically extends to June 2014 upon us receiving the proceeds or payments required to satisfy the conditions for funding of the second advance. All outstanding loans under the credit facility will begin amortizing at the end of the interest-only period, with monthly payments of principal and interest being made by us to Hercules in 30 consecutive monthly installments. All loans mature on the first day of the 30th month following the end of the interest-only period.

The credit facility includes affirmative and negative covenants applicable to us and our subsidiaries. The affirmative covenants include, among others, covenants requiring us (and us to cause our subsidiaries) to maintain our legal existence and governmental approvals, deliver certain financial reports and maintain insurance coverage. The negative covenants include, among others, restrictions on us and our subsidiaries transferring collateral, incurring additional indebtedness, engaging in mergers or acquisitions, paying dividends or making other distributions, making investments, creating liens, selling assets, and suffering a change in control, in each case subject to certain exceptions. Additionally, the credit facility restricts us from investing in our wholly-owned domestic subsidiary, BIND Biosciences Securities Corporation, unless we hold cash and other liquid investments equal to $25.0 million, less any payments of principal that we have made to Hercules under the credit facility.

The credit facility also includes events of default, the occurrence and continuation of which provide Hercules with the right to exercise remedies against us and the collateral securing the loans under the credit facility, including our cash. These events of default include, among other things, our failure to pay any amounts due under the credit facility, a breach of covenants under the credit facility, our insolvency and the insolvency of our subsidiaries, the occurrence of a material adverse effect, the occurrence of any default under certain other indebtedness, and a final judgment against us in an amount greater than $500,000.

Plan of Operations and Future Funding Requirements

Our primary uses of capital are, and we expect will continue to be, compensation and related expenses, third-party clinical research and development services, laboratory and related supplies, clinical costs, legal and other regulatory expenses and general overhead costs.

We expect that the net proceeds from this offering, together with our cash and cash equivalents as of March 31, 2013, borrowings available under our credit facility and research and development funding that we expect to receive under our existing collaborations, excluding any potential milestone payments, will fund our operating expenses and capital expenditure requirements through at least mid-2015, which we expect will enable us to complete our ongoing Phase 2 clinical trials of BIND-014 in NSCLC and mCRPC and, if such trials are successful, to initiate pivotal Phase 3 trials in these indications. We have based these estimates on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Additionally, the process of testing drug candidates in clinical trials is costly, and the timing of progress in these trials is uncertain. Because our drug candidates are in various stages of clinical and preclinical development and the outcome of these efforts is uncertain, we cannot estimate the actual amounts necessary to successfully complete the development and commercialization of our drug candidates or whether, or when, we may achieve profitability. Our future capital requirements will depend on many factors, including:

•	our collaboration agreements remaining in effect and our ability to achieve milestones under these agreements;

•	the progress and results of our clinical trials of BIND-014;

•	the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials for our other drug candidates;

•	the number and development requirements of other drug candidates that we pursue;

•	the costs, timing and outcome of regulatory review of our drug candidates;

•	the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our drug candidates for which we receive marketing approval;

•	the revenue, if any, received from commercial sales of our drug candidates for which we receive marketing approval;

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims; and

•	the extent to which we acquire or in-license other products and technologies.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings and revenue from license and collaboration arrangements. Except for any obligations of our collaborators to reimburse us for research and development expenses or to make milestone payments under our agreements with them and the second advance from our Hercules credit facility, upon completion of this offering, we will not have any committed external source of liquidity. To the extent that we raise additional capital through the future sale of equity or debt, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our existing common stockholders. If we raise additional funds through collaboration arrangements in the future, we may have to relinquish valuable rights to our technologies, future revenue streams or drug candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market drug candidates that we would otherwise prefer to develop and market ourselves.

Cash Flows

The following is a summary of cash flows for the years ended December 31, 2011 and 2012 and the three months ended March 31, 2012 and 2013 (in thousands):

	Years Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
Net cash used in operating activities	$(13,025)	$(17,238)	$(5,458)	$(388)
Net cash provided by (used in) investing activities	4,464	1,311	(1,042)	(608)
Net cash provided by (used in) financing activities	29,025	(1,967)	(432)	8,092

Net Cash Used in Operating Activities

Net cash used in operating activities was $5.5 million during the three months ended March 31, 2012 compared to $0.4 million during the three months ended March 31, 2013. The decrease in cash used in operating activities in the first quarter of 2013 was primarily driven by an increase in cash received from collaboration agreements compared to the first quarter of 2012, offset by an increase in operating expenses compared to the first quarter of 2012. There were no material collaboration agreements in 2012. Net cash used by operating activities was $13.0 million for the year ended December 31, 2011 compared to $17.2 million for the year ended December 31, 2012. The increase in cash used in operating activities was driven primarily by an increase in operating expenses in 2012 compared to 2011 related to increased clinical trial activity and start-up expenses of our Russian subsidiary.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities was $1.0 million for the three months ended March 31, 2012 compared to $0.6 million for the three months ending March 31, 2013. The decrease in the cash used in investing activities is due to a decrease in short-term investments maturing during the period combined with an increase in the purchase of fixed assets during the period. There were no short-term investments during the first quarter of 2013. The increase of property and equipment purchases in the first three months of 2013 compared to 2012 consists primarily of purchases related to building out of our Russian laboratory.

Net cash provided by investing activities was $4.5 million for the year ended December 31, 2011 compared to $1.3 million for the year ended December 31, 2012. The decrease in cash provided by investing activities is primarily related to the decrease in short-term investments maturing during 2012 as compared to 2011. Additionally, a significant amount of net cash used in investing activities relates to the purchase of property and equipment, which occurred primarily in 2011, related to manufacturing equipment for the manufacture of our clinical product.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities of $8.1 million during the three months ended March 31, 2013 is primarily due to cash received related to the sale of Series D preferred stock to investors for net proceeds of $8.6 million offset by the payments on debt within the period. The net cash used in financing activities of $0.4 million during the three months ended March 31, 2012 is primarily due to payments on debt facilities within the period. Net cash provided by financing activities during the year ended December 31, 2011 was $29.0 million and is primarily related to the sale of Series D and Series BRN preferred stock, proceeds from convertible notes and borrowings under the credit facility, offset by repayments on the credit facility. In November 2011, we sold shares of Series D and Series BRN preferred stock to investors for net proceeds of $19.8 million. There was no sale of preferred stock in 2012 and the net cash used by financing activities was $2.0 million and is related mostly to the repayment of amounts outstanding under credit agreements entered into in the previous year.

Contractual Obligations and Contingent Liabilities

The following summarizes our significant contractual obligations as of March 31, 2013 (in thousands):

Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Operating leases	$6,362	$1,487	$3,110	$1,765	—
Research and development contract obligations	1,350	65	200	455	630
Long term debt	3,300	2,351	949	—	—

Total obligations	$11,012	$3,903	$4,259	$2,220	$630

Operating Leases. Represents future minimum lease payments under non-cancelable operating leases in effect as of March 31, 2013, including the remaining lease payments for our current facilities in Cambridge, Massachusetts. The minimum lease payments above do not include common area maintenance charges or real estate taxes.

Research and development contract obligations. Represents minimum annual license fees payable to universities under our license agreements.

Long term debt. Represents obligations by us to make payments under long-term equipment lease and loan agreements. These amounts include interest.

The contractual obligations table does not include any potential contingent payments upon the achievement by us specified patent prosecution, clinical, regulatory and commercial events, as applicable, or royalty payments we may be required to make under license agreements we have entered into with various universities pursuant to which we have in-licensed certain intellectual property, including our license agreement with the MIT. See “Business—Intellectual Property—In-Licensed Intellectual Property” for additional information. The table also excludes potential payments we may be required to make under manufacturing and CRO agreements as the timing of when these payments will actually be made is uncertain and the payments are contingent upon the initiation and completion of future activities.

Stock-Based Compensation and Common Stock Valuation

Stock-Based Compensation

We estimate the fair value of our stock-based awards to employees and non-employees using the Black-Scholes option-pricing model, which requires the input of highly subjective assumptions, including (a) the expected volatility of our stock, (b) the expected term of the award, (c) the risk-free interest rate, and (d) expected dividends. Due to the lack of a public market for the trading of our common stock and a lack of company-specific historical and implied volatility data, we have based our estimate of expected volatility on the historical volatility of a group of companies in the pharmaceutical and biotechnology industries in a similar stage of development as us and that are publicly traded. For these analyses, we have selected companies with comparable characteristics to ours including enterprise value, risk profiles and with historical share price information sufficient to meet the expected life of the stock-based awards. We compute the historical volatility data using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of our stock-based awards. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available. We have estimated the expected life of our employee stock options using the “simplified” method, whereby, the expected life equals the average of the vesting term and the original contractual term of the option. The risk-free interest rates for periods within the expected life of the option are based on the U.S. Treasury yield curve in effect during the period the options were granted.

We are also required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. To the extent that actual forfeitures differ from our estimates, the difference is recorded as a cumulative adjustment in the period the estimates were revised. Stock-based compensation expense recognized in the financial statements is based on awards that are ultimately expected to vest.

We have computed the fair value of employee stock options at date of grant using the following weighted-average assumptions:

	Year Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
			(unaudited)
Expected volatility	66%	66%	66%	n/a	(1)
Expected term (in years)	7.00	7.04	8.93	n/a	(1)
Risk-free interest rate	2.69	1.15	1.51	n/a	(1)
Expected dividend yield	0.0%	0.0%	0.0%	n/a	(1)

(1)	There were no options granted during the period ended March 31, 2013.

Stock-based compensation for employees and non-employees were allocated as outlined below (in thousands):

	Years Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
			(unaudited)
Research and development	$189	$469	$72	$181
General and administrative	54	224	26	118

Total	$243	$693	$98	$299

As of March 31, 2013, we had $2.9 million of total unrecognized compensation expense, net of related forfeiture estimates, which is expected to be recognized over a weighted-average remaining vesting period of approximately 2.93 years. We expect the impact of our stock-based compensation expense for stock options and restricted stock granted to employees and non-employees to grow in future periods due to the potential increases in the value of our common stock and headcount.

Common Stock Valuation

We have historically granted stock options at exercise prices not less than the fair value of our common stock. As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors. We are a private company with no active public market for our common stock. Therefore, our board of directors has estimated per share fair value of our common stock at each grant date using contemporaneous valuations performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, also known as the Practice Aid. In conducting these valuations, our board of directors considered all objective and subjective factors that it believed to be relevant, including its and management’s best estimate of our business condition, prospects and operating performance at each grant date. In reaching these fair value determinations, our board of directors and management considered a range of objective and subjective factors and assumptions including, among others:

•

the prices of our preferred stock sold to or exchanged between investors in arm’s length transactions, and the rights, preferences and privileges of our preferred stock as compared to those of our common stock, including the liquidation preferences of our preferred stock;

•	our results of operations, financial position and the status of research and development efforts;

•	the composition of, and changes to, our management team and board of directors;

•	the lack of liquidity of our common stock as a private company;

•	our stage of development and business strategy and the material risks related to our business and industry;

•	the achievement of enterprise milestones, including entering into collaboration and license agreements;

•	the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

•	any external market conditions affecting the life sciences and biotechnology industry sectors;

•

the likelihood of achieving a liquidity event for the holders of our common stock and stock options, such as an initial public offering, or IPO, or a sale of our company, given prevailing market conditions; and

•	any recent contemporaneous third-party valuations prepared in accordance with methodologies outlined in the Practice Aid.

Common Stock Valuation Methodologies

The valuations discussed below were prepared in accordance with the guidelines in the Practice Aid, which prescribes several valuation approaches for setting the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its common stock. We generally used the market approach, in particular the guideline company and precedent transaction methodologies, based on inputs from comparable public companies’ equity valuations and comparable acquisition transactions, to estimate the enterprise value of our company.

Methods Used to Allocate Our Enterprise Value to Classes of Securities

In accordance with the Practice Aid, we considered the various methods for allocating the enterprise value across our classes and series of capital stock to determine the fair value of our common stock at each valuation date. The methods we considered consisted of the following:

•

Current Value Method. Under the current value method, once the fair value of the enterprise is established, the value is allocated to the various series of preferred and common stock based on their respective seniority, liquidation preferences or conversion values, whichever is greatest.

•

Option Pricing Method. Under the option pricing method, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The values of the preferred and common stock are inferred by analyzing these options. The total equity value allocated to the common stock is then divided by the number of shares outstanding at each valuation date to determine the fair value per share. In addition, since our stock is not publicly traded, a discount for lack of marketability is then applied to determine the fair value of our common stock.

•

Probability-Weighted Expected Return Method, or PWERM. The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

Contemporaneous Valuations

December 31, 2011 and January 31, 2013 Common Stock Valuation

We obtained contemporaneous valuations of our common stock on December 31, 2011, or December 2011 valuation, and January 31, 2013, or January 2013 valuation, to assist our board of directors in estimating the fair value of our common stock on subsequent grant dates. These contemporaneous valuations used the income approach, implementing a discounted cash flow, or DCF, analysis, to determine the enterprise value of the company and the option pricing method to allocate the enterprise value to the common stock. The DCF analysis involves applying appropriate discount rates to estimated cash flows that were based on forecasts of revenue, costs and capital requirements. Our assumptions underlying the estimates were consistent with the plans and estimates that we use to manage the business. The risks associated with achievement of our forecasts were assessed in selecting the appropriate discount rates and selecting probability weights for forecasted cash flows. To derive the value of the common stock under the DCF, the proceeds to the common stockholders were calculated based on the preferences and priorities of the preferred and common stock.

The enterprise value determined by the DCF method was allocated by utilizing the option pricing method. For purposes of the December 2011 and January 2013 valuations, we relied on the following key assumptions in applying the option pricing method:

•	We estimated volatility based on guideline publicly-traded companies with an expected term consistent with the timeline to the liquidity event.

•

We estimated a weighted-average time to a sale event of 1.50 years based on the projected time to significant clinical development events for our drug candidates, which remained unchanged between the December 2011 and January 2013 valuations as the clinical development of our drug candidates had not proceeded during that period as we had anticipated at the time of the December 2011 valuation.

•	We determined the risk-free interest rate based on the yield of a U.S. Treasury bill with a maturity date closest to the estimated time to a sale event for our stockholders.

•

We applied a discount for lack of control and marketability of 30%, which reflected the highly illiquid nature of our common stock as well as the lack of control possessed by common stockholders in light of the rights and privileges of our preferred stock, including anti-dilution protection, redemption rights, protective provisions in our certificate of incorporation and rights to participate in future rounds of financing.

The resulting estimated fair value of our common stock as of December 31, 2011 was $0.96 per share and as of January 31, 2013 was $1.06 per share.

June 1, 2013 Common Stock Valuation

We obtained another contemporaneous valuation of our common stock on June 1, 2013, the June 2013 valuation. The June 2013 valuation utilized the PWERM valuation methodology to allocate the enterprise value to the common stock. Under this method, the value of the common stock is estimated based upon an analysis of future values for our company assuming various investment outcomes, the timing of which is based, in part, on the plans of our board of directors and management. Under this approach, share value is derived from the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class. The fair value of our common stock was estimated using a probability-weighted analysis of the present value of the returns afforded to common stockholders under several future stockholder exit or liquidity event scenarios, either through (1) an IPO; (2) a trade sale of our company at a premium to cumulative amounts invested by preferred stock investors; or (3) a trade sale of our company at a value below the cumulative liquidation preference of the preferred stockholders.

For the June 2013 valuation, significant assumptions for the PWERM included the probability of occurrence of each scenario, timing to the liquidity event, discount rate and discount for lack of marketability. The key valuation assumptions included those noted in the following table:

June 1, 2013 Major Assumptions	IPO Short-Term	IPO Long-Term	Trade Sale – High	Trade Sale – Low	Sales below Liquidation Preference
Probability of Scenario	50%	10%	15%	15%	10%
Discount for Marketability	0%	0%	20%	20%	20%
Timeline to Liquidity	0.42 yrs	0.92 yrs	2.5 yrs	2.5 yrs	2.5 yrs
Discount Rate – Common Stock	30%	30%	30%	30%	30%

The selected enterprise value in the short-term scenario was based on the pre-money market data for initial public offerings between the third quartile and the maximum of the observed range. The selected aggregate enterprise value in the long-term scenario was based on consideration of the high-end of the observed range of transaction values. The selected enterprise value utilized in the base-case scenario considered the median of the observed range of comparable transaction values. The selected enterprise value for the high-case scenario was based on the comparable transaction values between the third quartile and the high-end of the observed range. In the sale at a price below liquidation preference scenario, the June 2013 valuation assumed a value that would not allow the preferred stockholders to realize their full liquidation preference resulting in no value to common stockholders.

Under all the exit scenarios considered in the PWERM, the fair value of our common stock was calculated using the estimated future enterprise valuations and a risk-adjusted discount rate based on the inherent risk of a hypothetical investment in our common stock, and a discount for lack of marketability. The risk-adjusted discount rate was based on consideration of the weighted-average cost of capital, or WACC, for comparable biotechnology companies adjusted for company specific risk factors, the venture capital rates of return detailed in the Practice Aid, and an analysis of other quantitative and qualitative factors considered pertinent to estimating the discount rate. We determined the discount for marketability using legal guidelines from U.S. Tax Court cases regarding privately-held business valuations, fundamental business factors and empirical studies on the discount for lack of marketability. We corroborated the discount based on the value of a put option compared to the value of common stock using a Black-Scholes option-pricing model. We also considered the rights and privileges of our preferred stock as compared to our common stock, including anti-dilution protection, redemption rights, protective provisions in our certificate of incorporation and rights to participate in future rounds of financing.

The resulting estimated fair value of our common stock as of June 1, 2013 was $3.57 per share.

Retrospective Valuations

September 1, 2012 and April 1, 2013 Retrospective Valuations

In preparing for our proposed initial public offering, we determined that retrospective valuations of the fair value of our common stock as of September 1, 2012 and April 1, 2013 were appropriate due to the acceleration of the timeframe to a potential liquidity event. In connection with that reexamination, we obtained retrospective valuations of the fair value of our common stock for financial reporting purposes to assist our board of directors in re-evaluating the fair value of our common stock as of these dates. We did not retrospectively value options granted prior to September 1, 2012 because the impact of any re-assessment would be immaterial.

Similar to the June 2013 valuation, the retrospective valuations at September 1, 2012 and April 1, 2013, used the PWERM to allocate the enterprise values to the common stock at that date.

For purposes of these retrospective valuations, the selected enterprise value in the short-term scenarios was based on the pre-money IPO market data for transactions between the third quartile and the maximum of the observed range. The selected aggregate enterprise value in the long-term scenarios was based on consideration of the high-end of the observed range of transaction values. The selected enterprise value utilized in the base-case scenarios considered the median of the observed range of comparable transaction values. The selected enterprise value for the high-case scenarios was based on the comparable transaction values between the third quartile and the high-end of the observed range. In the sale at a price below liquidation preference scenarios, we assumed a value that would not allow the preferred stockholders to realize their full liquidation preference resulting in no value to common stockholders.

Under all the exit scenarios considered in the PWERM for these retrospective valuations, the fair value of our common stock was calculated using the estimated future enterprise valuations and a risk-adjusted discount rate based on the inherent risk of a hypothetical investment in our common stock, and a discount for lack of marketability. The risk-adjusted discount rate was based on consideration of the WACC for comparable biotechnology companies adjusted for company specific risk factors, the venture capital rates of return detailed in the Practice Aid, and an analysis of other quantitative and qualitative factors considered pertinent to estimating the discount rate. We determined the discount for marketability using legal guidelines from U.S. Tax Court cases regarding privately-held business valuations, fundamental business factors and empirical studies on the discount for lack of marketability. We corroborated the discount based on the value of a put option compared to the value of common stock using a Black-Scholes option-pricing model. We also considered the rights and privileges of our preferred stock as compared to our common stock, including anti-dilution protection, redemption rights, protective provisions in our certificate of incorporation and rights to participate in future rounds of financing.

The specific facts and circumstances considered by our board of directors in assessing these key valuation assumptions for each of these retrospective valuations included those noted in the following tables:

September 1, 2012 Major Assumptions	IPO Short Term	IPO Long Term	Trade Sale – High	Trade Sale – Low	Sales below Liquidation Preference
Probability of Scenario	15%	20%	15%	20%	30%
Discount for Marketability	0%	0%	20%	20%	20%
Timeline to Liquidity	2.0 yrs	3.0 yrs	2.75 yrs	2.5 yrs	3.0 yrs
Discount Rate – Common Stock	30%	30%	30%	30%	30%

April 1, 2013 Major Assumptions	IPO Short Term	IPO Long Term	Trade Sale – High	Trade Sale – Low	Sales below Liquidation Preference
Probability of Scenario	35%	15%	15%	20%	15%
Discount for Marketability	0%	0%	20%	20%	20%
Timeline to Liquidity	0.67 yrs	1.17 yrs	2.5 yrs	2.5 yrs	3.0 yrs
Discount Rate – Common Stock	30%	30%	30%	30%	30%

The assumptions used for the PWERM in the April 1, 2013 valuation reflect an increase in the probability of a short-term IPO and decrease in the time to liquidity in light of the retrospective consideration of our progress towards our IPO at the time.

The resulting estimated fair value reflected in the retrospective valuations as of September 1, 2012 was $1.96 per share and as of April 1, 2013 was $3.15 per share.

Stock Option Grants

The dates of our contemporaneous valuations have not always coincided with the dates of our stock-based compensation grants. In determining the exercise prices of the options set forth in the table below, our board of directors considered, among other things, the most recent contemporaneous valuations of our common stock and our assessment of additional objective and subjective factors it believed were relevant as of the grant date. The additional factors considered when determining any changes in fair value between the most recent contemporaneous valuation and the grant dates included, when available, the prices paid in recent transactions involving our equity securities, as well as our stage of development, our operating and financial performance and current business conditions.

The following table summarizes stock options granted from January 1, 2012 through June 30, 2013:

Grant date	Number of common shares underlying options granted		Exercise Price Per Common Share	Reassessed deemed fair value per common share (1)	Intrinsic value per common share at grant date
14-Feb-12	109,000		$0.96	$0.96	—
24-Apr-12	343,593		$0.96	$0.96	—
12-Jun-12	902,685	(2)	$0.96	$0.96	—
11-Aug-12	306,959		$0.96	$0.96	—
7-Sep-12	1,164,536		$0.96	$1.96	$1.00
16-Oct-12	210,395	(2)	$0.96	$1.96	$1.00
23-Apr-13	331,551		$1.06	$3.15	$2.09
28-Jun-13	439,731		$3.57	$3.57	—

(1)	The fair value of our common stock was reassessed for financial reporting purposes subsequent to the grant date.

(2)	The performance vesting terms for a total of 536,507 shares underlying the June and October 2012 options included above were modified in March 2013 and resulted in a reassessed deemed fair value of $3.15 per share and related intrinsic value of $2.19 per share.

February 2012 to October 2012. Our board of directors granted options to purchase common stock on February 14, 2012, April 24, 2012, June 12, 2012, August 11, 2012, September 7, 2012 and October 16, 2012, with each option having an exercise price of $0.96 per share. In establishing this exercise price, our board of directors considered input from management, including the most recent contemporaneous valuation of our common stock, which was as of December 31, 2011, as well as the objective and subjective factors discussed above, including:

•	the results of preclinical studies and initial results from a Phase 1 clinical trial of BIND-014;

•	the addition of a new Chief Financial Officer;

•	the continued lack of liquidity of our common stock as a private company;

•	the absence of any capital raising transactions during this period;

•	the rights, preferences and privileges of our preferred stock as compared to those of our common stock, including the liquidation preferences of our preferred stock;

•	the impact of significant ongoing expenses associated with research and development and ongoing clinical trials; and

•	the low likelihood of achieving a liquidity event for holders of our common stock, such as an IPO or sale of our company, given our early stage of development and prevailing market conditions.

Our board of directors determined that, at each of the grant dates, the collective effect of these events and circumstances did not indicate a significant change in the fair value of our common stock. Based on these factors, our board of directors determined that the fair value of our common stock at each of the grant dates listed above was $0.96 per share.

Subsequently, our board of directors undertook a retrospective valuation of the fair value of our common stock as of September 1, 2012 for financial reporting purposes. We obtained a third-party retrospective valuation to assist our board of directors in reassessing the fair value of our common stock as of this date. In performing the retrospective valuation, we used PWERM to allocate the estimated enterprise value to our common stock and relied on the assumptions described above, which included a 15% probability of a short-term IPO and a 2-year time to liquidity for a short-term IPO. Our board of directors considered this retrospective valuation, together with the other factors described in the preceding paragraph, in making its retrospective determination of the fair value, which it determined to be $1.96 per share as of September 1, 2012. Our board of directors also considered the fair value of our common stock retrospectively as of October 16, 2012 and determined that there were no other internal or external value-generating events and circumstances that occurred between September 1, 2012 and October 16, 2012 that were indicative of a significant change in the fair value of our common stock. As a result, our board of directors determined that the retrospective fair value of our common stock as of October 16, 2012 was $1.96 per share.

April 2013. Our board of directors granted options to purchase common stock on April 23, 2013, with an exercise price of $1.06 per share. In establishing this exercise price, our board of directors considered input from management, including the valuation of our common stock as of January 31, 2013, as well as the objective and subjective factors described above, including:

•	the collaboration agreements we entered into with Amgen, Pfizer and AstraZeneca;

•	the issuance of five U.S. patents covering elements of BIND-014 and our medicinal nanoengineering platform;

•	the addition of a new Chief Medical Officer;

•	the continued lack of liquidity of our common stock as a private company;

•

the prices of our preferred stock sold in arm’s length transactions, and the rights, preferences and privileges of our preferred stock as compared to those of our common stock, including the liquidation preferences of our preferred stock;

•	the impact of significant ongoing expenses associated with research and development and ongoing and planned clinical trials; and

•	an increase in the likelihood of our board of directors pursuing an IPO.

Based on these factors, our board of directors determined that the fair value of our common stock at April 23, 2013 was $1.06 per share.

Subsequently, our board of directors undertook a retrospective valuation of the fair value of our common stock at the time of the April 2013 option grants for financial reporting purposes. We obtained a third-party valuation to assist our board of directors in reassessing the fair value of our common stock as of this date. In performing this retrospective valuation, we again used PWERM to allocate the estimated enterprise value to our common stock and relied on the assumptions described above, which included, among others, a 35% probability of a short-term IPO and a 0.67-year time to liquidity for a short-term IPO. The changes in the assumptions used for the April 1, 2013 retrospective valuation as compared to the September 1, 2012 retrospective valuation reflect the continued acceleration of our progress towards an initial public offering. Our board considered that valuation together with the other factors identified in the preceding paragraph in determining the fair value. As a result, our board of directors determined that the retrospective fair value of our common stock as of April 1, 2013 was $3.15 per share.

June 2013. Our board of directors granted options to purchase common stock on June 28, 2013, with an exercise price of $3.57 per share. In establishing this exercise price, our board of directors considered input from management, including the valuation of our common stock as of June 1, 2013, as well as the objective and subjective factors outlined above. We used PWERM to allocate the estimated enterprise value to our common stock and relied on the assumptions described above, which included, among others, a 50% probability of a short-term IPO and a 0.42-year time to liquidity for a short-term IPO. The changes in the assumptions used for the June 1, 2013 valuation as compared to the April 1, 2013 retrospective valuation reflect the continued acceleration of our progress towards an initial public offering. Our board of directors determined that no events occurred between June 1, 2013 and the grant date that had not already been contemplated in the valuation as of June 1, 2013. The resulting value, which represented the estimated fair value of our common stock as of June 1, 2013, was $3.57 per share. This increase from our April 1, 2013 valuation of $3.15 per share was primarily due to the following factors:

•	we scheduled an organizational meeting for purposes of planning our IPO;

•	capital market conditions for biotechnology companies continued to improve as evidenced by a recent increase in the number of IPOs and their valuations, including increased valuations;

•	the NASDAQ Biotechnology (^NBI) index increased 12% from April 1, 2013 to June 1, 2013;

•	an increase in the likelihood of our board of directors pursuing an IPO; and

•	a decrease in the time to a prospective liquidity event.

Initial Public Offering

In consultation with the underwriters for this offering, we determined the estimated price range for this offering, as set forth on the cover page of this prospectus. The midpoint of the price range is $            per share. In comparison, our estimate of the fair value of our common stock was $3.57 per share as of the June 1, 2013 valuation. We note that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between us and the underwriters. Among the factors that were considered in setting this range were the following:

•	an analysis of the typical valuation ranges seen in recent IPOs for companies in our industry;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for pre-commercial biotechnology companies such as us; and

•	an assumption that there would be sufficient demand for our common stock to support an offering of the size contemplated by this prospectus.

We believe that the difference between the fair value of our common stock as of June 1, 2013 and the midpoint of the price range for this offering is the result of these factors as well as the fact that the estimated initial public offering price range necessarily assumes that the initial public offering has occurred, a public market for our common stock has been created and that our preferred stock converted into common stock in connection with the initial public offering, and therefore excludes any discount for lack of marketability of our common stock, which was factored into the June 2013 valuation.

Based on the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, the intrinsic value of stock options outstanding as of March 31, 2013 would be $        , of which $         and $         would have been related to stock options that were vested and unvested, respectively, at that date.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under Securities and Exchange Commission rules.

Net Operating Loss and Research and Development Tax Credit Carryforwards

At December 31, 2012, we had federal, foreign and state tax net operating loss carryforwards of $26.1 million, $1.6 million and $31.9 million, respectively. The federal net operating loss carryforwards expire beginning in 2026 and ending in 2032. The state net operating loss carryforwards began expiring in 2012 and may continue to expire through 2032. At December 31, 2012, the Company had available income tax credits of approximately $2.4 million, which are available to reduce future income taxes, if any, through 2025 (state) and 2032 (federal).

Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended. The annual limitation may result in the expiration of our net operating losses and credits before we can use them. We have recorded a valuation allowance on all of our deferred tax assets, including our deferred tax assets related to our net operating loss and research and development tax credit carryforwards.

JOBS Act

In April 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period, and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

Quantitative and Qualitative Disclosures about Market Risk

The market risk inherent in our financial instruments and in our financial position represents the potential loss arising from adverse changes in interest rates. As of March 31, 2013, we had cash equivalents of $11.9 million, consisting of interest-bearing money market accounts and prime money market funds. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. Due to the short-term maturities of our cash equivalents and the low risk profile of our investments, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our cash equivalents. We are also subject to interest rate risk from the loans under the credit facility that bear interest at an annual rate equal to (a) 10.25% plus (b) the prime rate (as reported in the Wall Street Journal) minus (c) 3.25% subject to a floor of 10.25%.

In addition, we are subject to currency risk for balances held in rubles in our foreign subsidiary. We work to maintain all balances in U.S. dollars until payment in rubles is required to minimize this currency risk. Fluctuations in the exchange rate over the past 18 months has been about 30%. As of March 31, 2013, we hold $4.8 million in Russian banks to support our Russian subsidiary, a portion of which is denominated in U.S. dollars. We contract with CROs internationally, primarily for the execution of clinical trials in Russia. Transactions with these providers are predominantly settled in rubles and, therefore, we believe that we have only minimal exposure to foreign currency exchange risks. We do not hedge against foreign currency risks.

We do not believe that inflation and changing prices had a significant impact on our results of operations for any periods presented herein.

BUSINESS

Overview

We are a clinical-stage nanomedicine platform company developing Accurins, our novel targeted and programmable therapeutics. Accurins are designed with specified physical and chemical characteristics to target specific cells or tissues and concentrate a therapeutic payload at the site of disease to enhance efficacy while minimizing adverse effects on healthy tissues. Our strategy is to leverage our medicinal nanoengineering platform to develop our own pipeline of Accurins, initially in oncology, as well as Accurins in collaboration with biopharmaceutical companies. Our lead drug candidate, BIND-014, is in Phase 2 clinical trials for non-small cell lung cancer, or NSCLC, and metastatic castrate-resistant prostate cancer, or mCRPC. To date in 2013, we have announced collaborations with Amgen, Pfizer and AstraZeneca to develop Accurins based on therapeutic payloads from their product pipelines, with the potential to achieve a total of over $1 billion in upfront and future milestone payments, including over $450 million in pre-commercial milestones.

Our management team has extensive experience in the development, regulatory approval and commercialization of nanotechnology drugs. Currently, the two leading nanotechnology cancer drugs are Doxil, a liposomal doxorubicin, and Abraxane, an albumin nanoparticle paclitaxel. Our chief executive officer was the president and chief operating officer of SEQUUS Pharmaceuticals, Inc., the company that developed and commercialized Doxil. Both our chief medical officer and our head of regulatory affairs served in those roles at Abraxis Bioscience, Inc., the company that developed Abraxane. Our platform originated from the pioneering nanotechnology research at the Massachusetts Institute of Technology and Brigham and Women’s Hospital/Harvard Medical School of our scientific founders and directors Dr. Robert Langer and Dr. Omid Farokhzad. Our scientists and engineers continue to advance this technology to produce the next generation of targeted nanomedicines.

The challenge for all drugs is to maximize the net clinical benefit by increasing the desired therapeutic effect and reducing adverse effects. This is especially difficult in cancer, where the goal is to destroy or inhibit growth of cancer cells without damaging similar healthy cells. The first generation of cancer drugs were cytotoxic chemotherapies, such as Vincasar, which achieved limited selectivity by targeting mechanisms responsible for cell proliferation, a key characteristic of cancer cells. The mechanisms responsible for cell proliferation are also a property of healthy cells, which can lead to significant adverse effects when healthy cells are destroyed. Biopharmaceutical companies have developed more selective drugs, which we refer to as targeted therapies, such as Herceptin and Iressa by targeting proteins found at higher levels on the surface of cancer cells or by inhibiting dysregulated biochemical pathways inside cancer cells. More recently, drugs such as Kadcyla have increased efficacy by linking toxins and antibodies to deliver targeted cytotoxicity. While these newer drugs were an improvement in targeting cancer cells relative to normal tissue, there continues to be a need to develop drugs with increased net clinical benefit.

We believe Accurins represent the next stage in the evolution of cancer therapy. Accurins are nanoparticles containing a therapeutic payload and are designed to target tumors at three levels: tissue, cellular and molecular. They combine this triple targeting with a prolonged circulation time to concentrate the therapeutic payload at the targeted disease site, where it is then released in a controlled and timely manner. Accurins have the potential to significantly increase the net clinical benefit of the therapeutic payload and result in efficacy and safety not currently achievable through other therapeutic approaches.

Our lead Accurin drug candidate, BIND-014, is a prostate-specific membrane antigen, or PSMA, targeted Accurin that contains docetaxel. PSMA is a clinically-validated tumor marker expressed on prostate cancer cells and the blood vessels of many types of non-prostate solid tumors, including NSCLC. Docetaxel, marketed as Taxotere, is one of the most commonly used cancer chemotherapy drugs. It is approved by the U.S. Food and Drug Administration, or FDA, for the treatment of breast cancer, NSCLC, mCRPC, head and neck cancer, and gastric cancer. Taxotere achieved global sales of approximately $3 billion in 2009, the year prior to its loss of marketing exclusivity in the United States, and generic docetaxel continues to be a mainstay in cancer treatment despite its significant side effects. These side effects include neutropenia, anemia, infection, fluid retention and edema, neuropathy, rash, mucositis, fatigue, muscle weakness, nail loss, hair loss and even death.

We are in Phase 2 clinical trials to evaluate the level of clinical activity of BIND-014 in NSCLC and mCRPC and expect to report data from these studies in the second half of 2014. To date, we have clinically tested BIND-014 in over 45 patients with advanced or metastatic cancer who failed prior therapies. In our Phase 1 clinical trial, of the 28 patients who received BIND-014 once every three weeks, to date there have been one complete response in a patient with cervical cancer and three partial responses in patients with NSCLC, mCRPC and ampullary cancer. A complete response generally refers to the disappearance of all signs of cancer in response to treatment, while a partial response generally refers to a decrease in the size of the tumor or in the extent of cancer in the body. Five additional patients had stable disease lasting longer than 12 weeks. In our preclinical studies, BIND-014 has demonstrated that its ability to destroy tumor cells is differentiated from, and superior to, Taxotere.

In addition to our internal development programs, we also consider opportunities to collaborate with recognized biopharmaceutical companies to develop Accurins incorporating therapeutic payloads from their proprietary product portfolios. Our collaborations with industry leaders, including announced agreements with Amgen, Pfizer and AstraZeneca, provide us with the opportunity to develop Accurins with a broader range of therapeutic payloads than we could on our own. Our collaboration agreements generally require the collaborator to pay all the development costs associated with the Accurin, including those incurred by us. In addition, the upfront and potential milestone payments received under these agreements provide us with additional capital resources to develop our own proprietary pipeline of Accurins. We expect that at least one of our collaborations will advance an Accurin into the clinic by the end of 2014.

Our Strategy

Our goal is to become a leading biopharmaceutical company developing and commercializing targeted nanomedicines to address significant unmet medical needs, with an initial focus on treatments for cancer. The critical components of our business strategy include:

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Develop our lead drug candidate, BIND-014, initially in NSCLC and mCRPC. BIND-014 is in two Phase 2 trials for the treatment of second-line docetaxel-naïve NSCLC and first-line chemotherapy-naïve mCRPC. These trials are single-arm, open label studies designed to evaluate efficacy and safety in these specific tumor types so that we can move into pivotal Phase 3 trials where we will seek to establish the superiority of BIND-014 versus docetaxel. Based on initial discussions with the FDA, we expect to use the 505(b)(2) FDA approval pathway and conduct a single Phase 3 trial for each indication using similar criteria for approval as docetaxel. The 505(b)(2) approval pathway would enable us to rely in part on data in the public domain or the FDA’s prior conclusions regarding the safety and effectiveness of docetaxel when we submit our new drug application, or NDA, to the FDA. We will also evaluate the development of BIND-014 in other oncology indications, including breast cancer, and in combination with other cancer therapies.

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Develop and commercialize Accurins in collaboration with leading biopharmaceutical companies. In addition to our internal development programs, we actively seek opportunities to collaborate with recognized biopharmaceutical companies to develop Accurins incorporating therapeutic payloads from their proprietary product portfolios. We have established a number of collaborations with industry leaders, including announced agreements with Amgen, Pfizer and AstraZeneca.

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Leverage our medicinal nanoengineering platform to develop a pipeline of high value Accurins. The modularity of our technology allows us to efficiently expand our pipeline of Accurins, both on our own and in collaboration with others, through various combinations of targeting ligands and therapeutic payloads, and also enables us to move into therapeutic areas beyond oncology, such as inflammatory and cardiovascular diseases.

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Capitalize on drug candidates with established drug development history to accelerate development and regulatory pathway. Where possible we seek to reduce the risk, cost and time associated with drug development by capitalizing on the known efficacy, safety and established drug development history of therapeutic payloads that have already been approved and others with promising attributes that have been deemed unsuitable for further development in their untargeted form. We seek to develop Accurins that could be eligible for accelerated regulatory pathways, such as 505(b)(2), fast track designation, accelerated approval, priority review and breakthrough product designation.

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Commercialize proprietary Accurins, including BIND-014, directly in the United States and with collaborators outside the United States. We have retained the worldwide rights to BIND-014 and expect to initially maintain similar rights with respect to other proprietary Accurins we develop. We intend to build a focused oncology sales organization to market FDA-approved Accurins in the United States. Outside the United States, we expect to rely on collaborators to commercialize proprietary approved Accurins.

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Continue to extend and protect our product technology and Accurins through our intellectual property portfolio. We seek to protect our medicinal engineering platform through 16 issued U.S. patents and 50 U.S. patent applications, in some cases with foreign counterparts relating to elements of our Accurin candidates, as well as know-how and trade secrets relating to the design and manufacturing of our Accurins. We expect to file additional patent applications as we apply our technology to new targets and therapeutic payloads. In addition, we believe the heightened regulatory requirements for generic nanomedicines strengthen the protection afforded by our intellectual property portfolio.

Product Pipeline and Platform

We intend to use our medicinal nanoengineering platform to develop Accurins in several therapeutic areas, with an initial focus on the treatment of various types of cancer. In addition, we have entered into collaboration agreements with several major biopharmaceutical companies to develop and commercialize Accurins that are based on our collaborators’ proprietary therapeutic payloads. The following table depicts our proprietary and collaboration products in development:

Evolution of Targeted Therapies

The challenge for all drugs is to maximize the net clinical benefit by increasing the desired therapeutic effect and reducing adverse effects. This is especially difficult in cancer, where the goal is to destroy or inhibit growth of cancer cells without damaging similar healthy cells. The first generation of cancer drugs were cytotoxic chemotherapies, such as Vincasar, which achieved selectivity by targeting mechanisms responsible for cell proliferation, a key characteristic of cancer cells. The mechanisms responsible for cell proliferation are also a property of healthy cells, which can lead to significant adverse events when healthy cells are destroyed. Biopharmaceutical companies developed more selective drugs such as Herceptin and Iressa by targeting proteins found at higher levels on the surface of cancer cells or by inhibiting dysregulated biochemical pathways inside cancer cells.

A further step in the evolution of targeted therapies is antibody drug conjugates, or ADCs. ADCs consist of an antibody or antibody fragment and a chemically linked toxin. ADCs are designed to target antigens that are exclusively or preferentially expressed on the surface of cancer cells. The antibody causes the ADC to bind to the target cancer cells, where the ADC is required to be internalized by the cell in order to break the chemical link and release the toxin to kill the target cell. Because of the targeting, ADCs are expected to produce lower side effects and a greater net clinical benefit as compared to the toxin alone. Examples of ADCs include Adcetris, which is approved to treat relapsed and refractory Hodgkins lymphoma, and Kadcyla, which is approved to treat metastatic breast cancer.

The advent of targeted therapies has represented a major advance in the fight against important diseases including cancer. In some instances targeted therapies have displaced cytotoxic agents in standard cancer regimens and in others targeted therapies are now used in combination with cytotoxics. However, many targeted therapies are subject to the same limitations as cytotoxic agents, and despite the commercial and clinical success of targeted therapies, we believe the industry is increasingly recognizing potential limitations associated with these therapies, including:

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Many molecularly-targeted therapies are directed toward cellular processes that are essential for cancer cell survival and proliferation, but also play important roles in normal cells. Because targeted drugs distribute throughout the body in much the same way as cytotoxic drugs, their clinical utility is often limited by toxicity.

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The limited payload capacity of a monoclonal antibody requires that ADCs carry highly toxic payloads, restricting the universe of payloads that can be delivered. Most current ADCs in clinical development or on the market use one of a few highly toxic molecules such as maytansine, calicheamicin or aurastatin.

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Since ADCs require the internalization of the antibody and the cleavage of the link between the antibody scaffold and the payload, ADCs must be targeted to antigens that are internalized by cancer cells at a rate sufficient to result in an effective intracellular concentration of the toxin.

As a result of these limitations, there continues to be a need to develop targeted therapies with increased net clinical benefit.

The Emergence of Nanomedicine

Recently, there has been a growing interest in the development of therapeutics using nanotechnology. Nanotechnology is the science and engineering of manipulating matter at the nanometer scale—one nanometer is one billionth of a meter. Nanomedicine is the medical application of nanotechnology to develop therapeutics with clinically useful chemical, physical and biological properties. There are several nanomedicine platforms at various stages of development or commercialization, many of which have limitations. Notable platforms include albumin nanoparticles, liposomes and polymeric nanoparticles.

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Albumin nanoparticles utilize the plasma protein albumin to formulate therapeutic agents. Abraxane is an albumin nanoparticle paclitaxel that does not contain Cremophor, an excipient used in conventional solvent-based formulations of paclitaxel, such as Taxol. Abraxane has been effective at improving the net clinical benefit compared to conventional paclitaxel formulations by eliminating the side effects associated with the Cremophor and enabling higher dosing of paclitaxel. However, Abraxane has not been clinically shown to target any specific cellular target. The albumin nanoparticles separate from the paclitaxel upon administration, which then distributes widely throughout all tissues.

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Liposomes encapsulate a therapeutic payload within a lipid shell. Liposomes can cross the walls of new or defective blood vessels and accumulate at the site of the disease. For example, Doxil, liposomal doxorubicin, has been approved for the treatment of multiple types of cancer and has been effective at improving the net clinical benefit by reducing cumulative cardiotoxicity and enabling a longer treatment period. Despite the success of Doxil, the widespread adoption of liposomal technologies has been limited by the difficulty in encapsulating different therapeutic payloads within the lipid shell and controlling their release. Liposomes have also proven difficult to manufacture at commercial scale.

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Polymeric nanoparticles utilize synthetic polymers to attempt to create therapeutics that concentrate at the site of disease while minimizing exposure to healthy tissue, thereby increasing net clinical benefit. Polymeric nanoparticles vary with respect to whether they physically entrap or chemically attach the therapeutic payload to the polymer, the presence or absence of targeting ligands and the type of synthetic polymer used. Accurins are a member of this class of targeted therapies.

We believe nanomedicine holds the promise of combining the targeting specificity of monoclonal antibodies and ADCs with the breadth of applicability of traditional small molecule drugs and other therapeutics, thereby increasing the net clinical benefit for the treatment of cancer and other diseases.

Accurins

We believe Accurins represent the next stage in the evolution of targeted therapies and nanomedicine.

Accurins are polymeric nanoparticles that incorporate a therapeutic payload and are designed to have prolonged circulation within the bloodstream, enable targeting of the diseased tissue or cells, and provide for the controlled and timely release of the therapeutic payload.

Prolonged circulation. We design Accurins with a stealth and protective layer that enables them to circulate within the bloodstream for a prolonged period of time, and accumulate at the diseased site before being cleared from the circulatory system.

Targeting. We design Accurins with specific pharmaceutical properties intended to target tumors at three levels: tissue, cellular and molecular. Tissue targeting is achieved by engineering the physical and chemical properties—size, shape and surface properties—of the Accurin to allow it to escape through gaps in the blood vessels surrounding tumors and other disease sites. Cellular targeting is achieved using proprietary targeting ligands on the surface of the Accurin that binds to specific cell surfaces or tissue markers. The specific characteristics of the therapeutic payload may enable molecular targeting within the diseased cells. The following diagram depicts the mechanisms of tissue targeting and cellular targeting.

Controlled and timely release. We design Accurins with specific polymers that provide for the controlled and timely release of the therapeutic payload. Upon administration, the therapeutic payload begins to diffuse through the polymeric matrix. Subsequently, the polymer breaks down to lactic acid, a compound naturally found in the body. If the therapeutic payload releases before the Accurins accumulate at the disease site, the Accurins will be unable to effectively increase drug concentration in the diseased tissue and the anticipated therapeutic impact will be minimized or lost. Similarly, if the therapeutic payload is not released, or releases too slowly, the anticipated therapeutic impact will be lost or minimized and new toxicities may be created.

By combining prolonged circulation, triple targeting and controlled and timely release of the therapeutic payload, Accurins have the potential to significantly increase the net clinical benefit associated with the therapeutic payload and result in efficacy and safety currently not achievable through other therapeutic modalities.

These diagrams depict an Accurin and its key components:

• Targeting ligands • Stealth and protective layer • Controlled-release polymer matrix • Therapeutic payload

•   Targeting ligands—To facilitate cellular targeting, we utilize a targeting ligand on the surface of the Accurin that binds to specific cell-surface or tissue markers, enabling the Accurins to preferentially accumulate at their intended site of action. Targeting ligands may include small molecules, peptides, antibodies and antibody fragments.

•   Stealth and protective layer—We have designed a stealth and protective layer for the Accurin using polyethylene glycol, or PEG, which is engineered to protect the Accurin from the body’s immune detection and clearance mechanisms by creating a hydration shell. PEG also provides attachment sites for the targeting ligand through linking chemistries.

•   Controlled-release polymer matrix—We physically entrap the therapeutic payload in a matrix of clinically-validated, biodegradable and biocompatible polymers that mediate the release of the therapeutic payload at the disease site. The matrix is engineered, or programmed, to control the release of the therapeutic payload at a predetermined rate for the specific therapeutic payload and disease application.

• Therapeutic payload—Our Accurins are designed to utilize a broad range of therapeutic payloads, including small molecules, peptides, proteins and nucleic acids, such as siRNA and mRNA.

In addition, the PEG and polymers used in our Accurins have been used in other medical products that have been approved by the FDA and other regulatory agencies.

Medicinal nanoengineering

We develop Accurins utilizing our medicinal nanoengineering platform. We engineer combinatorial libraries of targeted nanoparticles with systematically varied physical and chemical properties, such as particle size, surface properties, ligand density, therapeutic payload amount and release profile, using a self-assembly nanoparticle fabrication process. We design the Accurin to balance circulation time and payload release rate with effective targeting and binding for a particular cell or tissue target. We believe our platform allows us to advance an Accurin using an existing targeting ligand into preclinical testing in approximately four to six months after identifying a therapeutic payload.

Manufacturing of Accurins

Accurins are manufactured using a readily-scalable, self-assembly nanoemulsion process with well-defined, robust unit operations. This highly specialized and precisely controlled manufacturing process enables us to reproducibly manufacture Accurins across many scales, from gram-scale at the laboratory bench to hundreds of grams for investigational new drug application, or IND, enabling toxicology studies complying with the FDA’s good laboratory practice, or GLP, regulations to the multi-kilogram scale for clinical batches complying with FDA’s current good manufacturing practice, or cGMP, regulations. In addition, our well-controlled, self-assembly manufacturing process is the backbone of our medicinal nanoengineering platform, allowing us to take a combinatorial approach varying key nanoparticle parameters, such as drug load and release profiles, nanoparticle size/distribution and targeting ligand content, to identify Accurins for lead candidate selection. Our approach differs from common approaches to the preparation of nanoparticles that often employ multiple steps for drug incorporation and, separately, for the attachment of ligands to preformed nanoparticles, which create several challenges for reproducibility, yield and scalability. We have two U.S. issued patents and four U.S. patent applications relating to Accurin manufacturing processes.

We believe the design and manufacture of our Accurins allows us to create a targeted nanomedicine that achieves concentrations of therapeutic payload at disease sites unachievable through alternative therapeutic modalities to maximize therapeutic benefits.

Therapeutic Payloads

We have engineered Accurins that incorporate therapeutic payloads with a range of physicochemical properties. We have demonstrated in preclinical studies that these Accurins can improve tumor growth suppression, achieve higher concentrations of the payload in tumors compared to the payload administered in conventional form, and have pharmacokinetics and tolerability differentiated from their therapeutic payloads.

For example, we have incorporated the microtubule inhibitor vincristine into Accurins and observed differentiated pharmacokinetics and improved net clinical benefit compared to a conventional vincristine solution. In normal rats, the plasma concentration was more than 100 times higher in animals receiving vincristine Accurins compared to conventional vincristine. In cynomolgus monkeys, vincristine Accurins were well tolerated with minimal side effects at a vincristine dose that caused moribundity when administered in conventional form. In a mouse tumor model of human breast cancer, we observed an approximately 10-fold increase in tumor vincristine concentration and an approximately 2-fold increase in the maximum tolerated dose compared to conventional vincristine. At its maximum tolerated dose, a single dose of vincristine Accurins resulted in complete inhibition of tumor growth for the duration of the experiment, approximately 50 days after treatment, while conventional vincristine administered at its maximum tolerated dose inhibited tumor growth for approximately two weeks.

Similarly, we have incorporated the proteasome inhibitor bortezomib into Accurins and observed differentiated pharmacokinetics and improved net clinical benefit compared to a conventional bortezomib solution. In normal rats, the plasma concentrations were generally more than 100 times higher in animals receiving bortezomib Accurins compared to conventional bortezomib. In a mouse tumor model of human lung cancer, we observed up to an approximately 10-fold increase in tumor bortezomib concentration compared to conventional bortezomib. At equal doses in this model, bortezomib Accurins suppressed the tumor growth rate, while conventional bortezomib had no effect on tumor growth rate.

BIND-014

Our lead drug candidate, BIND-014, is an Accurin that targets PSMA and contains docetaxel. PSMA is a clinically-validated tumor antigen expressed on prostate cancer cells and the vasculature of most non-prostate solid tumors. Docetaxel is a clinically-validated and widely used cytotoxic agent that is FDA-approved for the treatment of breast cancer, NSCLC, mCRPC, head and neck cancer, and gastric cancer. We are in two Phase 2 clinical trials to evaluate the level of clinical activity of BIND-014, one in NSCLC and one in mCRPC.

PSMA Targeting

PSMA is a transmembrane glycoprotein also known as glutamate carboxypeptidase II (GCPII) and N-acetyl-L-aspartyl-L-glutamate peptidase I (NAALADase I). Published preclinical and clinical data have shown PSMA to be preferentially expressed on prostate cancer cells and vasculature of non-prostate solid tumors as demonstrated in the table below. PSMA has not been found in normal vasculature, which makes it an attractive target for the treatment of solid tumors.

	Patients expressing PSMA		Number of U.S. patients
Tumor	Tumor Cells	Tumor Vasculature	Incidence	Mortality
Prostate	184/184 (100%)	2/12 (17%)	238,590	29,720
Breast	0/6 (0%)	5/6 (83%)	232,340	39,620
Colorectal	0/130 (0%)	110/130 (85%)	142,820	50,830
Renal cell	0/75 (0%)	67/75 (89%)	65,150	13,680
Bladder	8/167 (5%)	166/167 (99%)	72,570	15,210
Gastric	0/119 (0%)	79/119 (66%)	21,600	10,990
Neuroendocrine	0/5 (0%)	5/5 (100%)	1,000	420
Melanoma	0/5 (0%)	5/5 (100%)	76,690	9,480
Pancreatic duct	0/4 (0%)	4/4 (100%)	45,220	38,460
NSCLC	0/5 (0%)	5/5 (100%)	193,961	135,558
Soft tissue sarcoma	0/6 (0%)	5/6 (83%)	11,410	4,390

PSMA is a clinically-validated target in prostate cancer and is the target of an FDA-approved imaging agent, ProstaScint, and ADCs currently in clinical development. We plan to characterize PSMA expression levels in the tumors of patients enrolled in our Phase 2 clinical trials to evaluate the correlation between expression and efficacy as a potential basis for patient selection or a companion diagnostic.

Docetaxel

Docetaxel, marketed as Taxotere, is one of the most commonly used cancer chemotherapy drugs and was first approved by the FDA in 1996. It is approved for the treatment of breast cancer, NSCLC, mCRPC, head and neck cancer, and gastric cancer. Taxotere achieved global sales of approximately $3 billion in 2009, the year prior to its loss of marketing exclusivity in the United States, and generic docetaxel continues to be a mainstay in the oncology practice.

Docetaxel, the therapeutic payload in BIND-014, is more effective in some cancers versus others. For example, in metastatic breast cancer, single-agent docetaxel has a 30-60% response rate and six month progression-free survival. On the other hand, in second-line NSCLC, where it is one of the most commonly used chemotherapy agents, the response rate is only 5-9% with a progression-free survival of three months. The following table indicates the single-agent efficacy of docetaxel in various solid tumors based on several published clinical studies.

Indication	Response Rate (%)(1)	Progression-Free Survival (Months)
NSCLC (2nd Line)	5-9%	3
mCRPC	45-65%	6-8
Breast (1st Line Metastatic)	30-60%	6
Bladder (2nd Line)	13%	5
Cervix (2nd Line)	0-21%	2-3
Ovary (2nd Line)	20-25%	5
Biliary (1st-2nd Line)	0-20%	4-6
Gastric (2nd Line)	14%	2.6
Head and Neck (2nd Line)	27-43%	5-6.5

(1)	Response rate is a reduction in tumor volume or, with respect to mCRPC, prostate-specific antigen, or PSA, levels.

Docetaxel is associated with significant toxicities and side effects. These include neutropenia, anemia, infection, fluid retention and edema, neuropathy, rash, mucositis, fatigue, muscle weakness, nail loss, and hair loss. Market research suggests that many cancer patients, especially lung and prostate, who are elderly or have poor performance that are potentially eligible for docetaxel do not receive it because of concerns related to its toxicity.

BIND-014 Market Opportunity

Our initial development plan seeks to advance BIND-014 in both NSCLC and mCRPC. Both indications offer the opportunity to develop an improved standard of care as well as a substantive commercial opportunity. We will also evaluate the development of BIND-014 in other oncology indications, including breast cancer, which we estimate accounted for approximately 30% of the approximately four million docetaxel cycles administered in the United States in 2012, as well as in combination with other cancer therapies.

NSCLC

NSCLC remains an area of high unmet medical need. According to the National Cancer Institute, NSCLC is the number one cause of cancer related death in the United States, with annual mortality estimated to be approximately 136,000. Despite the numerous available therapies, the prognosis remains poor, with overall five-year survival for all patients diagnosed with NSCLC as low as 17%.

Current pharmacotherapy focuses on patients with locally advanced or metastatic NSCLC. Of the approximately 160,000 patients diagnosed with NSCLC in the United States each year, according to the National Cancer Institute’s SEER Cancer Database approximately 130,000 patients fall within the locally advanced or metastatic group and are thus eligible for therapeutic treatment.

The treatment paradigm for NSCLC focuses on increasing overall survival and other therapeutic benefits, and includes various molecularly-targeted therapies as well as a foundation of chemotherapy. The most common mutation found in patients with NSCLC occurs in the KRAS gene, for which there are currently no approved targeted therapies. Another mutation in NSCLC patients occurs in epidermal growth factor receptor, or EGFR. Patients who are found to have EGFR mutations are also treated with molecularly-targeted therapies including erlotinib and gefitinib. In addition, a small subset of patients has a mutation in anaplastic lymphoma kinase gene, or ALK, and is similarly treated with molecularly-targeted therapies such as crizotinib as well as standard chemotherapy. While such treatments represent a significant medical advance, treatment commonly results in escape mutations, or the selecting out of cancer cells that are resistant to treatment, resulting in patients becoming refractory to therapy.

Despite the introduction of molecularly-targeted therapies, chemotherapy remains the mainstay of NSCLC therapy. Current first-line therapy for advanced and metastatic NSCLC consists of platinum-based chemotherapy such as cisplatin or carboplatin. Second-line chemotherapy for NSCLC has included docetaxel, as well as other chemotherapy agents such as gemcitabine and vinorelbine. We estimate, based on our market research, that approximately 85,000 patients with advanced NSCLC receive taxanes annually, with approximately 35% of these patients receiving docetaxel.

Even with widespread use in the second-line treatment for NSCLC, docetaxel suffers from very poor efficacy in this cohort of patients. Response rates range from 5-9%, with a median survival benefit of 2.9 months versus best supportive care. By concentrating docetaxel at the tumor site, we believe that BIND-014 will be able to achieve superior efficacy to docetaxel in this setting, without worsening the resultant side effect profile.

mCRPC

Prostate cancer is one of the most prevalent male cancers in the United States, with more than 2.6 million men in 2010 having the disease. In contrast to NSCLC, patients with prostate cancer often have a good prognosis, with a five-year survival rate of approximately 100% for those that have local disease.

Pharmacotherapy is reserved for those patients that have a recurrence of their disease following initial radiation or surgery and the minority of patients that present with metastatic disease. The mainstay of current treatment for these patients is hormone therapy, with front-line treatment accounted for by gonadatropin releasing hormone, or GnRH, agonists such as goserilin. By starving the prostate of sex hormones, GnRH agonists achieve chemical castration, thus removing a vital stimulus for tumor growth. However, based on published data, we estimate that 30,000 patients per year become resistant to such treatment and are deemed to have CRPC. Most of these patients progress to mCRPC.

Prior to 2004, all treatments for mCRPC were considered palliative and not shown to prolong survival. However, a number of agents, including docetaxel, have now been shown to prolong survival. Docetaxel currently forms the foundation chemotherapeutic treatment for the approximately 20,000 mCRPC patients that receive chemotherapy. Docetaxel has a relatively high PSA response rate in mCRPC, of the order 45-48%, and leads to a median survival benefit of 2.4 months versus mitoxantrone, another chemotherapy agent. It is, however, limited by substantial side effects, and as a result of the significant co-morbidities associated with the elderly mCRPC population, is often not prescribed to or tolerated by these patients.

According to a Swedish population-based study published in the 2013, between May 2009 and December 2010 61% of men less than 70 years of age received chemotherapy while only 30% of men aged 70-79 and 5% of men over the age of 80 received chemotherapy despite being eligible for chemotherapy treatment. We estimate further, based on market research and payer utilization data, that approximately 20% of docetaxel cycles are administered for mCRPC. For patients that relapse following docetaxel, cabazitaxel is often used as the second-line chemotherapeutic agent. In 2012, in its third year of launch, worldwide cabazitaxel sales were €235 million.

More recently, the advent of newer drugs acting on the hormonal cascade has provided patients with an added treatment option. Second-line hormonal agents include abiraterone and enzelutamide. While the main use of such treatments remains in the post-chemotherapy setting, it is anticipated that they will find increased use earlier in the treatment paradigm in both the pre-chemotherapy mCRPC setting and potentially the non-metastatic CRPC setting. Given the sequential nature of prostate cancer treatment, we do not anticipate such advances to substantially impact the usage of chemotherapy.

In the context of mCRPC, we believe BIND-014’s potential to increase the net clinical benefit of docetaxel could result in an Accurin at least as potent as docetaxel but with a differentiated side effect profile. Given docetaxel’s propensity for severe adverse events, we believe a more tolerable alternative to docetaxel could not only win market share but also potentially expand this large market opportunity by addressing patients currently too sick to receive docetaxel.

BIND-014 Development

We have completed preclinical and initial clinical development of BIND-014. The performance of BIND-014 in preclinical studies suggests that BIND-014 is highly differentiated from, and superior to, Taxotere. We are conducting a Phase 1 clinical trial evaluating two dosing schedules: once every three weeks, or Q3W, and once weekly for three weeks followed by one week of no treatment over a four-week cycle, or Q1W. In the now complete Q3W dosing portion of the study in which 28 patients were treated, one patient had a complete response and three patients showed partial responses. Five additional patients had stable disease lasting longer than 12 weeks. We believe that these initial efficacy results reflect the differentiating pharmacology compared to docetaxel observed in preclinical and clinical studies. The Q1W portion of the study is ongoing. We have initiated Phase 2 development of BIND-014 in NSCLC and mCRPC on the Q3W dosing schedule. We are also considering additional clinical studies to evaluate BIND-014 in other tumor types.

Phase 2 and Clinical Development Plan

Our overall objective for BIND-014 is to establish it as a safe and effective new cancer therapy with superior efficacy to docetaxel in tumor types where Taxotere is already approved. As a result, we initiated two Phase 2 trials of BIND-014 at the Q3W dosing schedule in the second quarter of 2013:

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40 patient open label, single arm, multi-center trial designed to determine the efficacy of BIND-014 as measured by objective response rate in patients with late stage NSCLC who have failed one prior platinum-containing chemotherapy regimen for advanced or metastatic disease; and

•	40 patient open label, single arm, multi-center trial designed to determine the efficacy of BIND-014 as measured by progression-free survival in patients with mCRPC who are chemotherapy naïve.

These clinical trials are expected to take approximately 12 months to enroll, and will be conducted at multiple clinical sites in the United States and Russia. If we obtain favorable results in these Phase 2 studies, we plan to initiate pivotal trials of BIND-014 in early 2015 in both mCRPC and second-line NSCLC. We anticipate these will be head-to-head randomized Phase 3 trials of BIND-014 compared to docetaxel in these indications and will be designed to demonstrate the superiority of BIND-014.

Phase 1 Clinical Development

We are conducting a Phase 1 clinical trial evaluating BIND-014 in patients with advanced and metastatic solid tumors at Q3W and Q1W dosing schedules. We have completed the Q3W portion of the trial, the Q1W dose escalation is ongoing and, as of June 13, 2013, we are at a dose level of 40 mg/m2.

The study is designed to enroll individual cohorts of one to three patients at a starting dose and, if no dose limiting toxicities, or DLTs, are observed, the dose is increased to the next pre-specified dose level for the next cohort of patients until a maximum tolerated dose is identified. As long as there is no disease progression, patients are allowed to stay on drug; however, since the starting dose is typically sub-therapeutic we expected patients’ tumors in the early cohorts to continue to grow. In the Q3W portion of the study, we evaluated dose levels ranging from 3.5 mg/m2 to 75 mg/m2. The Q3W portion of the study enrolled 30 patients with a variety of advanced malignancies. Of those 30, 28 patients were evaluable for toxicities at six different dose levels. The other two patients had disease progression before their first dose of BIND-014. All of the patients in the study previously failed standard therapies for their disease and had no remaining approved therapy options. The study included patients with NSCLC, head and neck cancer, mCRPC and a variety of gastrointestinal and other malignancies.

In the Q3W portion of the study, BIND-014 was well tolerated with predictable and manageable toxicities and we did not observe any new or unexpected toxicity with BIND-014. Twenty five patients experienced a treatment-related adverse event, with one such event resulting in death. Three patients discontinued treatment as a result of treatment-related adverse events. The most common adverse event was neutropenia, or a low number of white blood cells, which occurred in 10 patients. The one death in the trial was an elderly patient with advanced biliary cancer and a biliary stent who was treated with BIND-014 at 75 mg/m2 dosing and developed sepsis as a consequence of neutropenia, which has previously been observed in clinical studies of patients receiving docetaxel. Other treatment-related adverse events included fatigue, diarrhea, anemia, hair loss, infusion related reaction, dehydration, nausea and vomiting. These treatment-related adverse events and their frequency are generally consistent with the treatment-related adverse events associated with docetaxel as well as many other cancer drugs. In light of the similarity with other FDA-approved cancer therapeutics, we believe our Phase 1 results to date suggest an acceptable safety profile at this stage of development. We determined the maximum tolerated dose to be 60 mg/m2 given as a 60 minute infusion Q3W based on the observed toxicity profile.

Neutropenia is frequently associated with docetaxel therapy as well as many other chemotherapy drugs, and is an expected toxicity of BIND-014. Docetaxel is typically dosed clinically at 75 mg/m2 and often administered in conjunction with growth factor support to abrogate neutropenia. We believe the neutropenia we have observed with BIND-014 is a result of systemic exposure to released docetaxel.

The pharmacokinetic profile of the Q3W dose group translated well from preclinical studies and showed a linear relationship of dose level to blood concentration. As expected from the preclinical data, the pharmacokinetic profile of BIND-014 observed in this study is differentiated from that of published pharmacokinetic data for conventional docetaxel. The plots below depict the docetaxel plasma concentrations of BIND-014 administration at various dose levels, and compare the BIND-014 plasma concentration profile at one dose to historical data for the same dose of conventional docetaxel.

Baker, et al., Clin Cancer Res, vol. 10, p1976, 2004

The Phase 1 study is also evaluating preliminary anti-tumor activity. Anti-tumor activity was assessed every other dose cycle using the criteria established by Response Evaluation Criteria in Solid Tumors (RECIST) or, with respect to mCRPC, by evaluating PSA levels. RECIST is a set of published rules that define when cancer patients improve, stay the same or worsen during treatments. Of the 28 patients treated at Q3W dosing, to date there has been one complete response in a patient with cervical cancer and three partial responses in patients with NSCLC, mCRPC and ampullary cancer. These responders received either 60mg/m2 (NSCLC and prostate cancer) or 75 mg/m2 (ampullary and cervical cancer). The two responders at 75mg/m2 were subsequently dosed reduced to 60 mg/m2 and continued to experience benefit. In addition, five of the 28 evaluable patients had stable disease lasting at least 4 cycles, or 12 weeks or longer, with the following cancers: tonsillar, anal, mCRPC, pancreatic and gall bladder. None of the responders had prior taxane exposure. A complete response under RECIST means the disappearance of all tumor lesions. A partial response under RECIST means that there has been at least a 30% decrease in the sum of the diameters of measured tumor lesions, taking as reference the baseline sum diameters, and that there has been no growth of new or non-measurable tumor lesions. Stable disease under RECIST means that there has been less than a 30% decrease and no more than a 20% increase in the sum of the diameters of measured tumor lesions, taking as reference the smallest sum of measured tumor lesions since treatment started, and that there has been no growth of new target or non-measurable tumors. A partial response for mCRPC patients means a decrease in the extent of cancer in the body as measured by PSA levels. As of June 24, 2013, two patients from the Q3W group remain on protocol (both with prostate cancer) and continue to experience clinical benefit.

The portion of the Phase 1 trial that is ongoing is evaluating BIND-014 on a Q1W doing schedule. We are evaluating administration with this cycle as: (1) conventional docetaxel has been evaluated extensively in both Q3W and Q1W schedules and Q1W schedules are associated with less neutropenia; (2) our pharmacokinetic profile suggests we can administer BIND-014 weekly; (3) preclinical studies of BIND-014 in animals suggest less neutropenia when administered weekly; and (4) weekly dosing may allow for greater drug exposure which potentially could have a positive effect on efficacy. This portion of the Phase 1 trial is still ongoing and actively recruiting patients. As of June 26, 2013, 21 patients with a variety of cancers have been dosed on the Q1W schedule, at dose ranges from 15-40 mg/m2. To date the weekly schedule has been well tolerated without any

DLT observed. This trial will continue to accrue patients until the maximum tolerated dose is established. Once the Q1W maximum tolerated dose is established, and we evaluate the results, we may amend our Phase 2 trials to add a Q1W arm.

Preclinical Development

Prior to entering clinical development, we completed preclinical studies in mice, rats and nonhuman primates to evaluate the accumulation of BIND-014 at the targeted disease site, the effects of prolonged circulation of BIND-014 and the impact of BIND-014 on tumor size and growth. The performance of BIND-014 in these preclinical studies suggests that BIND-014 is highly differentiated from, and superior to, Taxotere.

We compared the pharmacokinetics of BIND-014 and Taxotere in cynomolgus monkeys. In the study, equal doses of BIND-014 or Taxotere were administered to animals and blood samples collected at various times over a 70-hour period were analyzed to measure the total docetaxel concentration. The docetaxel concentration was approximately 10 to 100 times higher with BIND-014 than Taxotere for the entire duration of the experiment. These data suggest that BIND-014 prolongs the retention of docetaxel in the circulation, making it available to disseminate into tumor sites. Similar findings have been obtained in other animal species, including mice and rats. The following graph depicts the levels of docetaxel concentration in studied cynomolgus monkeys over the 70-hour study period administered at the same dose. The first measurement of docetaxel shown below is lower due to the rapid diffusion upon administration.

We also studied the levels of accumulation of docetaxel in a mouse model of human prostate cancer when treated with BIND-014 or Taxotere. Prostate tumor-derived cells were implanted in mice and allowed to form tumors. The mice were then treated with equal doses of either BIND-014 or Taxotere. Tumors were harvested at two and 12 hours after docetaxel administration and analyzed for total docetaxel concentration. After two hours, the docetaxel concentration in tumors was higher in animals that received BIND-014, but not statistically different from docetaxel. After 12 hours, the docetaxel concentration was more than seven times higher in the animals treated with BIND-014 (p<0.01). Between two and 12 hours, the concentration of docetaxel in tumors increased in animals treated with BIND-014, but decreased in the animals treated with Taxotere. The following graph depicts the results of this study.

We believe that the increase in the concentration of docetaxel in tumors in mice treated with BIND-014 is due to the combined effects of prolonged circulation time of BIND-014, extravasation of BIND-014 into tumors through defects in the tumor blood vessels, binding of the particles to PSMA and controlled release of docetaxel.

We also compared the efficacy of BIND-014, a version of BIND-014 without targeting ligand, which we refer to as PTNP, and docetaxel in mouse models using the LNCaP human prostate cancer cell line and the MX-1 human breast cancer cell line. Tumor cells were implanted in mice and allowed to form tumors. Different groups of mice were then treated every four days with equal doses of either BIND-014, PTNP, docetaxel, or a solution containing no docetaxel, which we refer to as vehicle. In the prostate cancer model, mice received four doses over 16 days. In the breast cancer model, three doses were administered over 12 days. The size of the tumors were periodically measured to determine the effect of treatment on the rate of tumor growth or shrinkage. In both tumor models, while Taxotere slowed down the rate of tumor growth compared to vehicle, the tumors still increased in size, particularly after treatment was discontinued. BIND-014 treatment resulted in significantly increased shrinkage of the tumors when compared to docetaxel, which persisted even after treatment was stopped (p<0.05 in prostate cancer model, p<0.01 in the breast cancer model). BIND-014 was also significantly more effective than PTNP in the prostate cancer model, which expresses PSMA (p<0.05). BIND-014 and PTNP docetaxel nanoparticles were equally effective in the breast tumor model, which does not express PSMA. We attribute the improved efficacy of BIND-014 to the increased docetaxel concentration in tumors resulting from accumulation of BIND-014 particles via tissue and cell targeting. The following graphs provide the results of the prostate and breast cancer tumor studies.

BIND-014 Regulatory Pathway

We expect to use the FDA’s 505(b)(2) regulatory pathway as well as the European Medicines Agency’s, or EMA’s, hybrid application pathway, which would allow an abbreviated pathway to approval for BIND-014. Section 505(b)(2) of the Federal Food Drug & Cosmetic Act, or FDCA, enables an applicant to rely, in part, on the FDA’s findings of safety and efficacy for an existing product, or published literature, in support of its NDA. Section 505(b)(2) NDAs often provide an alternate regulatory pathway to FDA approval for new or improved formulations or new uses of previously approved products. Docetaxel is not chemically modified but physically encapsulated in our Accurin, and preliminary discussions with the FDA suggest that BIND-014 qualifies for the 505(b)(2) pathway. This pathway would allow us to reference both preclinical and clinical information that was part of the original registration filing on the active drug, Taxotere, and would allow for potential approval based on a single pivotal trial designed with the same endpoints as the reference compound. However, unlike most 505(b)(2) pathway approaches, we will be powering our pivotal trials with the goal of demonstrating superiority over docetaxel. In this way, the 505(b)(2) pathway offers us the opportunity to obtain FDA approval for BIND-014, and other Accurins based on already approved drugs, at a lower cost and in a shorter period of time than is typically possible for new chemical entities.

Collaborations

In addition to our internal development programs, we also consider opportunities to collaborate with recognized biopharmaceutical companies to develop Accurins incorporating therapeutic payloads from their proprietary product portfolios. We have established a number of collaborations with biopharmaceutical companies, including announced agreements with Amgen, Inc. Pfizer, Inc. and AstraZeneca AB to develop Accurins based on their therapeutic payloads. These collaborations provide us with the opportunity to expand our platform by developing Accurins with a broader range of therapeutic payloads than we could on our own. Our collaboration agreements generally require the collaborator to pay all the development costs associated with the Accurin, including those incurred by us. In addition, the upfront and potential milestone payments received under these agreements provide us with additional capital resources to develop our own proprietary pipeline of Accurins. Aggregate upfront and contingent clinical, regulatory and marketing milestone payments under these agreements are over $1 billion, exclusive of potential royalties. Over $450 million of these potential milestones are pre-commercial, of which approximately $11 million are pre-IND, approximately $190 million are clinical development and approximately $250 million are regulatory milestones. We expect that at least one of our collaborators will advance an Accurin into the clinic by the end of 2014.

We generally consider each of the following criteria when evaluating a potential collaborator and its proposed therapeutic payload:

•	The physical and chemical properties of the proposed therapeutic payload are well suited for encapsulation and release in an Accurin;

•	The therapeutic payload has high therapeutic potential for addressing an important unmet medical need;

•	The therapeutic payload is highly validated in its original, untargeted form;

•	The collaborator possesses substantial resources and capabilities for contributing to the development and commercialization of our collaboration product;

•	The collaborator places strategic importance on our collaboration product in their portfolio;

•	The collaborator is committed to our project as demonstrated by the sponsorship of their executive management; and

•	The collaborator values our relationship and ongoing input in the development of the collaboration product.

Amgen

In January 2013, we entered into a license agreement with Amgen, Inc., pursuant to which we granted to Amgen an option to obtain an exclusive worldwide license to develop, manufacture and commercialize an Accurin incorporating a specified Amgen kinase inhibitor for all uses except for some vaccine applications. Amgen may exercise its option during a period of approximately 12 months, beginning on the effective date of the agreement, by paying us a specified option exercise fee. If Amgen fails to exercise its option within such time period, then we have the right to exercise an exclusive option to obtain a license from Amgen to develop, manufacture and commercialize Accurins containing the Amgen kinase inhibitor.

We and Amgen are each responsible for using commercially reasonable efforts to develop licensed products under a development plan. If Amgen exercises its option, it will be solely responsible for all further development and commercialization activities, and must use commercially reasonable efforts to develop, seek regulatory approval for, and commercialize at least one licensed product. We are responsible for manufacturing licensed compounds for use in preclinical studies, and we will collaborate with Amgen in developing and implementing a strategy for subsequent manufacturing. Until Amgen’s option expires, we may not develop any nanotherapeutic against the same target as Amgen’s drug candidate; however, once Amgen exercises its option, it must pay us an annual fee to maintain this target exclusivity.

Under our agreement with Amgen, we received an upfront payment of $5.0 million and have the potential to receive contingent payments totaling up to $111.5 million in the aggregate upon exercise of the option and achievement by Amgen of specified development and regulatory events, plus additional contingent payments totaling up to $188 million in the aggregate upon the achievement by Amgen of specified commercial events. If Amgen exercises its option, Amgen will reimburse us for all external expenses we incur relating to the agreement after such exercise. We will also receive tiered royalties in the mid-single digit to the low-double digit percentages of aggregate worldwide net sales of licensed products. We will receive royalties on a country-by-country and licensed product-by-licensed product basis generally until the expiration of the Amgen patents covering such licensed product. Amgen is also obligated to pay certain development costs.

The agreement will remain in effect, on a country-by-country and licensed product-by-licensed product basis, until Amgen’s obligation to pay us royalties ends. If the agreement expires with respect to a licensed product in a country, any licenses granted by us to Amgen will become perpetual, irrevocable and fully paid up with respect to such licensed product in such country. Either Amgen or we may terminate the agreement for the other party’s uncured material breach or insolvency, Amgen may terminate the agreement for convenience upon one year’s prior notice, and we may terminate the agreement if Amgen challenges any of our intellectual property relating to the agreement.

Pfizer

In March 2013, we entered into a research, option and license agreement with Pfizer, pursuant to which we granted to Pfizer two options to obtain an exclusive worldwide license to use, develop, manufacture and commercialize Accurins incorporating specified Pfizer drug candidates, for the treatment, prevention and/or diagnosis of any disease or medical condition in humans, except that the licensed rights exclude some vaccine products and products for the treatment of brain cancer. Pfizer may exercise either one or both of its options to acquire the exclusive license for the specified drug candidate during a period of approximately 30 months, beginning on the effective date of the agreement and subject to certain adjustments, by paying us a specified option exercise fee.

We and Pfizer are each responsible for using commercially reasonable efforts to develop licensed products under a development plan. Pfizer is required to pay for all of our development costs. If Pfizer exercises any option, it will be solely responsible for all further development and commercialization activities, and is also solely responsible for obtaining all regulatory approvals licensed products and conducting all communications with regulatory authorities. Pfizer must use commercially reasonable efforts to develop and seek regulatory approval for at least one licensed product in at least one indication in at least one major market country, and to commercialize each licensed product in each major market country where Pfizer receives regulatory approval. If Pfizer exercises its option with respect to any compound family, we may not develop or commercialize, or license a third party to develop or commercialize, any nanotherapeutic incorporating any compound in such compound family.

We are responsible for manufacturing licensed compounds through early clinical trials. Thereafter, we will negotiate with Pfizer the manufacture of licensed compounds by us for further development and commercialization, but under some circumstances, Pfizer assumes responsibility for all further manufacturing of licensed products.

Under the agreement, we received an upfront payment of $4.0 million and have the potential to receive contingent payments totaling up to $89.5 million in the aggregate under each option upon exercise of the option and achievement by Pfizer of specified development and regulatory events, plus additional contingent payments totaling up to $110 million in the aggregate under each option upon achievement by Pfizer of specified commercial events. We will also receive royalties in the low-single digit to the high-single digit percentages of aggregate worldwide net sales of each licensed product. We receive royalties on a country-by-country and licensed product-by-licensed product basis until the later of the expiration of the Pfizer patents covering such licensed product or twelve years after the first commercial sale of such licensed product in such country.

The agreement will remain in effect, on a country-by-country and licensed product-by-licensed product basis, until Pfizer’s obligation to pay us royalties ends, unless Pfizer fails to exercise either option before both options expire or Pfizer fails to timely pay any option exercise fee, in which case the agreement will terminate immediately. Either Pfizer or we may terminate the agreement for the other party’s uncured material breach or insolvency, and Pfizer may terminate the agreement for convenience upon 60 days’ prior notice.

AstraZeneca

In April 2013, we entered into a license agreement with AstraZeneca, pursuant to which we granted to AstraZeneca a worldwide license to research, develop, manufacture and commercialize Accurins incorporating a specified AstraZeneca kinase inhibitor for any therapeutic use in humans or animals. This license is exclusive with respect to our intellectual property rights that arise under this agreement or the feasibility study that preceded it, and non-exclusive with respect to all of our other intellectual property rights.

We and AstraZeneca are each responsible for using commercially reasonable efforts to develop licensed products under a development plan that extends a previously completed feasibility study we conducted for AstraZeneca. AstraZeneca is required to pay for all of our development costs. AstraZeneca is also solely responsible for, and must use commercially reasonable efforts in, obtaining all regulatory approvals for licensed products. We are responsible for manufacturing licensed product for use in preclinical and some clinical trials. AstraZeneca is responsible for manufacturing other supplies of licensed products. For a specified number of years after entering into this agreement, we may not develop or commercialize a compound against the same target as AstraZeneca’s kinase inhibitor.

Under the agreement, we received an upfront payment of $4.0 million and have the potential to receive contingent payments totaling up to $193 million in the aggregate upon achievement by AstraZeneca of specified clinical, regulatory and commercial events. We will also receive tiered royalties in the low-single digit to the low-double digit percentages of aggregate worldwide net sales of licensed product. We will receive royalties on a country-by-country and licensed product-by-licensed product basis generally until the AstraZeneca patents and any regulatory exclusivity relating to such licensed product expire.

The agreement will remain in effect, on a country-by-country and licensed product-by-licensed product basis, until AstraZeneca’s obligation to pay us royalties ends. Either AstraZeneca or we may terminate the agreement for the other party’s uncured material breach or insolvency, AstraZeneca may terminate the agreement for convenience upon three or six months’ prior notice, depending on the development stage at which such notice is given, or if we undergo a change of control and AstraZeneca does not receive adequate assurances that our acquirer will commit sufficient resources to our development obligations, and we may terminate the agreement if AstraZeneca challenges any of the patents licensed by us to AstraZeneca under the agreement.

Manufacturing

We have a pilot manufacturing facility at our Cambridge location where we conduct process development, scale-up activities and assemble the manufacturing equipment in a non-GMP environment. We do not own or operate GMP manufacturing facilities for the production of any of our drug candidates, and we do not have plans to develop our own manufacturing operations in the foreseeable future. We currently rely on third-party contract manufacturers for all of our required raw materials, therapeutic payload and finished product for our preclinical research and clinical trials. We do not have long-term agreements with any of these third parties. We also do not have any current contractual relationship for the manufacture of commercial supplies of any of our drug candidates if they are approved. If any of our products are approved by any regulatory agency, we intend to enter into agreements with a third-party contract manufacturer and one or more backup manufacturers for the commercial production of those products. Development and commercial quantities of any products that we develop will need to be manufactured in facilities, and by processes, that comply with the requirements of the FDA and the regulatory agencies of other jurisdictions in which we are seeking approval. We currently employ internal resources to manage our manufacturing contractors.

Intellectual Property

Patents and Proprietary Rights

We actively seek to protect our medicinal nanoengineering platform technology, which we consider important to our business, including by pursuing patents relating to our products and compositions, their methods of use and the processes for their manufacture, as well as any other relevant inventions and improvements that are commercially important to the development of our business and are eligible for patent protection. We attempt a layered approach by seeking multiple different patents or patent applications on different aspects of Accurins. We also rely on trade secrets that may be important to the development of our business.

Our success will depend significantly on our ability to obtain and maintain patent and other proprietary protection for the technology, inventions and improvements we consider important to our business; defend our patents; preserve the confidentiality of our trade secrets; and operate without infringing the patents and proprietary rights of third parties. We also rely on know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

Medicinal Nanoengineering Platform Patent Portfolio

As of May 31, 2013, we owned nine issued U.S. patents, one patent issued in Europe, as well as 45 pending U.S. provisional and non-provisional patent applications that relate to our medicinal nanoengineering platform, as well as pending foreign counterparts to many of these patents and patent applications. As of May 31, 2013, we had licenses to seven U.S. patents and five pending patent applications, as well as several pending foreign counterparts to many of these patents and patent applications that also relate to our medicinal nanoengineering platform. Of these licensed patents and patent applications, we license the majority on an exclusive basis, with the rest licensed non-exclusively to us. The exclusive licenses are, in some cases, limited to certain technical fields, for example for medical and diagnostic purposes. Our owned and licensed patents and patent applications relate to our nanoparticles, nanoparticle compositions, nanoparticles with specific drugs, targeting ligands, methods of making nanoparticles, methods of making targeting ligands and methods of treating breast and prostate cancer using our nanoparticles. We believe these patents and patent applications relate to advances in the nanoparticle field that are important for the development of a therapeutic nanoparticle. The issued patents generally are expected to expire between 2025 and 2030.

BIND-014 Patent Portfolio

We also strive to protect BIND-014 with multiple layers of patents. As of May 31, 2013, we owned five issued U.S. patents, one issued European patent, 16 pending U.S. provisional and non-provisional patent applications, as well as pending foreign counterparts to many of these patents and patent applications, that relate to our BIND-014 Accurin some of which also relate to our medicinal nanoengineering platform. As of May 31, 2013, we had licenses to three U.S. patents and three pending patent applications, as well as several foreign counterparts to many of these patents and patent applications. Our BIND-014 patent portfolio consists of patents directed to BIND-14 nanoparticles, compositions of BIND-014 nanoparticles, methods of making BIND-014, and methods of using BIND-014. The issued patents directed to BIND-014 generally are expected to expire between 2025 and 2030, and applications are pending which would expire, if issued, between 2032 and 2034.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the date of filing the non-provisional application or PCT application.

In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed patent. The patent term of a patent that covers an approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the development and regulatory review process. To obtain a patent extension in the United States, the term of the relevant patent must not have expired before the extension application, the patent cannot have been extended previously under this law, an application for extension must be submitted, the product must be subject to regulatory review prior to its commercialization, and the permission for the commercial marketing or use of the product after such regulatory review period is the first permitted commercial marketing or use of the product. The active ingredient in BIND-014, docetaxel, has been previously approved and commercially marketed and, as such, we do not expect to be eligible for a patent term extension in the United States. If our future products contain active ingredients which have not been previously approved, we may be eligible for a patent term extension in the United States. If patent extensions are available to us outside of the United States, we would expect to file for a patent term extension in applicable jurisdictions.

Trade Secrets

We endeavor to maintain trade secret protection for certain aspects of our technology. In some situations, maintaining information as a trade secret is more appropriate than filing a patent application. Specifically, we have a number of trade secrets relating to identifying new Accurins and to our Accurin manufacturing process. With regard to manufacturing Accurins, we believe that small changes in processing Accurins can result in Accurins with different properties. As a result, we expect the FDA and other regulatory bodies to require additional clinical data for approval of a generic Accurin. As such, we believe that maintaining our manufacturing process as a trade secret will be helpful to maintaining our product exclusivity.

Third-Party Rights

Many pharmaceutical companies, biotechnology companies and academic institutions are competing with us in the field of nanotechnology and filing patent applications potentially relevant to our business. In order to contend with the strong possibility of third-party intellectual property conflicts, we periodically conduct freedom-to-operate studies, but such studies may not uncover all patents relevant to our business. With respect to BIND-014, we are aware of a third-party U.S. patent application that contains claims related to a formulation of a nanoparticle composition. We have an issued U.S. patent and pending non-U.S. patent applications claiming similar subject matter, which we believe have earlier priority filing dates than the third party application. Most countries award patents to the first party to file their patent application, however, these U.S. patents and patent applications are subject to U.S. laws that award patents to the first party to invent the claimed invention, rather than the first party to file a patent application. The possibility therefore exists for an interference proceeding between our issued patent and this third-party patent application to determine the earliest party to invent the composition. While we believe we are in a strong position to win any potential interference proceeding, although we believe it unlikely, the possibility exists that this third-party patent application could win such an interference proceeding and obtain claims that cover a formulation of a composition of BIND-014. We believe the potential exists, if necessary, to find and use an alternative formulation which would be outside of any valid and issued claims that could be obtained from this third-party patent application, but we may need to overcome certain technical challenges in order to do so, and this process may cause us to incur additional costs and delays.

From time to time, we find it necessary or prudent to obtain licenses from third-party intellectual property holders. Where licenses are readily available at reasonable cost, such licenses are considered a normal cost of doing business. In other instances, however, we may use the results of freedom-to-operate studies to guide our early-stage research away from areas where we are likely to encounter obstacles in the form of third-party intellectual property. For example, where a third party holds relevant intellectual property and is a direct competitor, a license might not be available on commercially reasonable terms or available at all. We strive to identify potential third-party intellectual property issues in the early stages of research of our research programs, in order to minimize the cost and disruption of resolving such issues.

In spite of these efforts to avoid obstacles and disruptions arising from third-party intellectual property, it is impossible to establish with certainty that our technology platform or our product programs will be free of claims by third-party intellectual property holders. Even with modern databases and on-line search engines, freedom-to-operate searches are imperfect and may fail to identify relevant patents and published applications. Even when a third-party patent is identified, we may conclude upon a thorough analysis, that we do not infringe the patent or that the patent is invalid. If the third-party patent owner disagrees with our conclusion and we continue with the business activity in question, we might have patent litigation thrust upon us. Alternatively, we might decide to initiate litigation in an attempt to have a court declare the third-party patent invalid or non-infringed by our activity. In either scenario, patent litigation typically is costly and time-consuming, and the outcome is uncertain. The outcome of patent litigation is subject to uncertainties that cannot be quantified in advance, for example, the credibility of expert witnesses who may disagree on technical interpretation of scientific data. Ultimately, in the case of an adverse outcome in litigation, we could be prevented from commercializing a product or using certain aspects of our technology platform as a result of patent infringement claims asserted against us. This could have a material adverse effect on our business. For further discussion of the risks relating to intellectual property see “Risk Factors—Risks Related to Our Intellectual Property.”

In-Licensed Intellectual Property

Massachusetts Institute of Technology

In June 2007, we entered into a license agreement with the Massachusetts Institute of Technology, or MIT, which was amended in November 2008 and April 2013. Pursuant to this agreement, MIT granted us a worldwide license under certain periods and patent applications generally relating to targeted nanoparticles and methods of making targeted nanoparticles to develop and commercialize licensed products and processes for all therapeutic and diagnostic uses and as research reagents, except in connection with therapeutic or prophylactic vaccines with a limited-term option to license certain improvements. Certain licensed MIT patents and patent applications relate to BIND-014. This license is exclusive with respect to certain of MIT’s patent rights and non-exclusive with respect to other of MIT’s patent rights.

We are obligated to use diligent efforts to develop and commercialize one or more licensed products, and thereafter make licensed products reasonably available to the public. We must also achieve specified milestone events by specified dates. Failure to achieve such milestone events may be treated by MIT as a material breach, which could allow MIT to terminate the agreement.

We issued to MIT and certain other parties an aggregate of 341,613 shares of our common stock as an upfront payment, and are responsible for paying MIT an annual license maintenance fee, which is creditable against our royalty obligations. The minimum annual license maintenance fees are $35,000 in 2013, $50,000 per year until the first commercial sale of product, and $75,000 per year after the first commercial sale of product. We must also make contingent payments to MIT totaling up to $1.5 million in the aggregate upon achievement by us or our collaboration partners of specified clinical, regulatory and commercial events. We must also pay MIT royalties in the low-single digit percentages on aggregate worldwide net sales of licensed products, including sales by our collaboration partners. We must also reimburse MIT for all reasonable costs related to the prosecution and maintenance of the licensed patents rights. Under the agreement, we must pay MIT a percentage, ranging from the high-single digits to the low-mid double digits, of any consideration we receive from sublicensees, including our collaboration partners, and a specified percentage, in the mid-single digits, of all payments we receive in excess of a specified amount in the aggregate for the practice of the licensed patents on behalf of non-sublicensee third parties. Finally, in connection with the agreement we issued to MIT and some other parties shares of our common stock representing a low-single digit percentage of our then-outstanding common stock.

The agreement remains in effect until expiration or abandonment of all issued patents and filed patent applications within the rights licensed to us under the agreement. The agreement will terminate automatically if we assign the agreement or any of our rights or obligations thereunder in connection with a change of control and the proposed assignee fails to agree in writing to be bound by the terms and conditions of the agreement. MIT may terminate the agreement if we cease to carry on our business related to the agreement, if we fail to maintain the insurance coverage required under the agreement or if we materially breach the agreement and fail to cure such breach. We may terminate the agreement for convenience upon six months’ prior notice.

The Johns Hopkins University

In February 2009, we entered into a license agreement with The Johns Hopkins University, or JHU, which was amended in January 2013. Pursuant to the agreement, JHU granted us an exclusive, worldwide license under some of its intellectual property rights relating to nanoparticles targeting PSMA in all fields of use. Certain licensed JHU patent applications relate to BIND-014. Under this agreement, we are obligated to use commercially reasonable efforts to develop and commercialize licensed products as soon as practicable, and after commercialization we must endeavor to keep licensed products reasonably available to the public.

We paid to JHU an upfront payment of $30,000, along with a reimbursement to JHU for patent prosecution and maintenance costs incurred prior to the date of the agreement. We are also responsible for costs relating to the prosecution and maintenance of the licensed patents incurred after the date of the agreement. We must make contingent payments to JHU totaling up to $1 million in the aggregate upon achievement by us or our collaborators of specified patent prosecution, clinical, regulatory and commercial events and pay JHU royalties in the low-single digit percentages on aggregate worldwide net sales of licensed products, including sales by our collaborators, subject to a minimum annual royalty. Finally, we must pay JHU a percentage, in the low-mid double digits, of any consideration we receive from sublicensees who solely sublicense the intellectual property we have licensed from JHU.

The agreement remains in effect on a country-by-country basis until the date of expiration of the last to expire licensed patent in such country. Either we or JHU may terminate the agreement for the other party’s uncured material breach, and we may terminate the agreement for convenience upon 90 days’ prior notice.

Yale University

In January 2013, we entered into a license agreement with Yale University, or Yale, pursuant to which Yale granted us an exclusive, worldwide license under specified intellectual property rights relating to targeted and high density drug-loaded polymeric materials to develop and commercialize licensed products and to practice for the treatment of cancer. The rights granted to us under the agreement specifically exclude the use of licensed products for the treatment of brain cancer and for specified types of vaccines. We have the option to expand the rights granted to us under the agreement to include the treatment of cardiovascular disease, inflammation and/or autoimmune disorders, after we initiate specified studies in the respective field, subject to any then-existing third-party rights and upon the payment by us to Yale of a specified amount for each such field so added. Certain of the Yale licensed intellectual property relates to BIND-014.

We are obligated to use commercially reasonable efforts to develop and commercialize one or more licensed products or licensed methods. Our agreement with Yale requires us to achieve specified milestone events. Failure to achieve such milestone events or to use commercially reasonable efforts to develop and commercialize one or more licensed products or licensed methods may result in termination of the agreement by Yale. Both Yale and we must use commercially reasonable efforts, when possible under good business practice, to facilitate the availability of licensed products in low and lower-middle income countries at locally affordable prices, under reasonable terms and circumstances to improve access to such licensed products in such countries.

We paid to Yale an upfront payment of $25,000 and are responsible for paying Yale an annual license maintenance fee in varying amounts (ranging from $10,000 to $100,000) totaling $495,000 over the next ten years, which is creditable against our royalty obligations, and for making contingent payments to Yale totaling up to $260,000 in the aggregate for each licensed product upon achievement by us or our collaborators of specified clinical and regulatory events. While the agreement remains in effect, we must pay Yale royalties below one percent on aggregate worldwide net sales of licensed products and licensed methods, including sales by our collaborators. Under the agreement, in addition to the royalties described in the previous sentence, we must pay Yale a mid-double digit percentage of any consideration we receive from sublicensees who solely sublicense the intellectual property we have licensed from Yale. Finally, we are also responsible for costs relating to the prosecution and maintenance of the licensed patents.

The agreement remains in effect until the date on which the last claim of the licensed patents expires. Either we or Yale may terminate the agreement for the other party’s uncured material breach, we may terminate the agreement for convenience upon 60 days’ prior notice, and Yale may terminate the agreement if we fail to make a payment when due, fail to obtain or maintain adequate insurance coverage, become insolvent, challenge or assist others in challenging the licensed patents, or fail to terminate a sublicense if the applicable sublicensee challenges or assists others in challenging the licensed patents.

Other

We may license intellectual property from certain other parties that we believe to be necessary or useful for the conduct of our business, and may enter additional license agreements in the future.

Intellectual Property in Collaborations

In 2013, we entered into collaboration agreements with Amgen, Pfizer and AstraZeneca. In each collaboration, we provide our collaborator with exclusive rights to inventions relating to the collaborator’s molecules that arise out of the collaboration. These agreements provide for us to own general improvements to our medicinal nanoengineering platform technology that arise out of the collaborations. We did not provide any of our collaborators with the right to enforce our medicinal nanoengineering platform patent portfolio, with the exception of patents relating to the applicable drug candidates.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our medicinal nanoengineering technologies, integrated research, clinical and manufacturing capabilities, development experience and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. Any drug candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

Many of our competitors may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

The key competitive factors affecting the success of BIND-014 and any other drug candidates that we develop, if approved, are likely to be their efficacy, safety, convenience, price, the level of generic competition and the availability of reimbursement from government and other third-party payors.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic products. Generic products are currently on the market, including the therapeutics payload in BIND-014, docetaxel, for the indications that we are pursuing, and additional products are expected to become available on a generic basis over the coming years. If our drug candidates achieve marketing approval, we expect that they will be priced at a significant premium over competitive generic products.

The most common methods of treating patients with cancer are surgery, radiation and drug therapy, including chemotherapy and targeted drug therapy. There are a variety of available drug therapies marketed for solid tumors. In many cases, these drugs are administered in combination to enhance efficacy. Some of these drugs are branded and subject to patent protection, and others are available on a generic basis, including the therapeutic payload contained in BIND-014. Many of these approved drugs are well established therapies and are widely accepted by physicians, patients and third-party payors. In general, although there has been considerable progress over the past few decades in the treatment of solid tumors and the currently marketed therapies provide benefits to many patients, these therapies all are limited to some extent in their efficacy and frequency of adverse events, and none of them are successful in treating all patients. As a result, the level of morbidity and mortality from solid tumor cancers remains high.

There are also a number of products in late stage clinical development to treat solid tumors. These products in development may provide efficacy, safety, convenience and other benefits that are not provided by currently marketed therapies. As a result, they may provide significant competition for BIND-014 or any other drug candidate for which we obtain marketing approval.

Specifically, current second-line treatments for NSCLC include docetaxel and other chemotherapy agents such as gemcitabine and vinorelbine, as well as molecularly-targeted therapies such as erlotinib and gefitinib, which are used to treat patients with mutations in the EGFR, and crizotinib, which is used in the small subset of patients that have a mutation in ALK. In addition, two monoclonal antibodies, Bristol-Myers Squibb’s nivolumab that targets PD-1, and F. Hoffmann-La Roche Ltd’s MPDL3280A that targets PD-L1, are currently in Phase 2 clinical trials for NSCLC. Both are immunomodulators that block the activation of programmed cell death receptor. In mCRPC, in addition to first-line chemotherapy agents such as docetaxel, the treatment paradigm is evolving to include use of hormonal therapies such as abiraterone and enzalutamide prior to the administration of chemotherapies, which therapies are currently mainly used in the post-chemotherapy setting. Other similar drugs are also being developed. Cabazitaxel (marketed as Jevtana), a second-line taxane chemotherapeutic, is also being tested in clinical studies against docetaxel for efficacy in mCRPC. In addition, other companies are developing therapies targeting PSMA to treat mCRPC, including an ADC by Progenics Pharmaceuticals, Inc. and a Bispecific T Cell Engager (BITE) antibody by Bayer Healthcare under a collaboration. We also face competition from other nanomedicine platforms developing targeted therapies, including platforms focused on albumin nanoparticles, liposomes and polymeric nanoparticles.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacturing, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug products such as those we are developing. BIND-014 and any other drug candidates that we develop must be approved by the FDA before they may be legally marketed in the United States and by the appropriate foreign regulatory agency before they may be legally marketed in foreign countries.

United States Drug Development Process

In the United States, the FDA regulates drugs under the FDCA and FDA’s implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and subsequent compliance with appropriate federal, state and local statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant to administrative or judicial sanctions. FDA sanctions may include, among other actions, refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	Completion of extensive preclinical laboratory tests, preclinical animal studies and formulation studies in accordance with applicable regulations, including the FDA’s GLP regulations;

•	Submission to the FDA of an IND, which must become effective before human clinical trials may begin;

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Performance of adequate and well-controlled human clinical trials in accordance with applicable regulations, including the FDA’s current good clinical practice, or GCP, regulations to establish the safety and efficacy of the proposed drug for its proposed indication;

•	Submission to the FDA of a NDA, for a new drug product;

•	A determination by the FDA within 60 days of its receipt of an NDA to accept the NDA for filing and review;

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Satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the drug is produced to assess compliance with the FDA’s cGMP regulations to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	Potential FDA audit of the preclinical and/or clinical trial sites that generated the data in support of the NDA; and

•	FDA review and approval of the NDA prior to any commercial marketing or sale of the drug in the United States.

Before testing any compounds with potential therapeutic value in humans, the drug candidate enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the drug candidate. The conduct of the preclinical tests must comply with federal regulations and requirements including GLPs. The sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocols for human studies. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the IND on clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose a clinical hold on a drug candidate at any time before or during clinical trials due to safety concerns or noncompliance. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such trial.

Clinical trials involve the administration of the drug candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers issues such as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1. The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion, the side effects associated with increasing doses, and if possible, to gain early evidence of effectiveness. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

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Phase 2. The drug is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases or conditions and to determine dosage tolerance, optimal dosage and dosing schedule.

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Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall benefit/risk ratio of the product and provide an adequate basis for product approval. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA. Phase 3 clinical trials usually involve several hundred to several thousand participants.

Post-approval studies, or Phase 4 clinical trials, may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, FDA may mandate the performance of Phase 4 studies.

The FDCA permits the FDA and an IND sponsor to agree in writing on the design and size of clinical studies intended to form the primary basis of a claim of effectiveness in an NDA. This process is known as a Special Protocol Assessment, or SPA. An SPA agreement may not be changed by the sponsor or the FDA after the trial begins except with the written agreement of the sponsor and the FDA, or if the FDA determines that a substantial scientific issue essential to determining the safety or effectiveness of the drug was identified after the testing began. For certain types of protocols, including carcinogenicity protocols, stability protocols, and Phase 3 protocols for clinical trials that will form the primary basis of an efficacy claim, the FDA has agreed under its performance goals associated with the Prescription Drug User Fee Act, or PDUFA, to provide a written response on most protocols within 45 days of receipt. However, the FDA does not always meet its PDUFA goals, and additional FDA questions and resolution of issues leading up to an SPA agreement may result in the overall SPA process being much longer, if an agreement is reached at all.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events or any finding from tests in laboratory animals that suggests a significant risk for human subjects. Phase 1, Phase 2 and Phase 3 clinical trials may fail to be completed successfully within any specified period, if at all. The FDA, the IRB or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated checkpoints based on access to certain data from the study. We may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, must include developed methods for testing the identity, strength, quality and purity of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

FDA Review and Approval Processes

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The application must include negative or ambiguous results of preclinical and clinical trials as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug product to the satisfaction of the FDA. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances.

In addition, under the Pediatric Research Equity Act, or PREA, an NDA or supplement to an NDA must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted. However, if only one indication for a product has orphan designation, a pediatric assessment may still be required for any applications to market that same product for the non-orphan indication(s).

The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has ten months from the 60-day filing date in which to complete its initial review of a standard NDA and respond to the applicant, and 6 months for a priority NDA. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs, and the review process is often significantly extended by FDA requests for additional information or clarification.

The FDA reviews each NDA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity. The FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical sites to assure compliance with GCP requirements. After the FDA evaluates the application, manufacturing process and manufacturing facilities, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter usually describes all of the specific deficiencies in the NDA identified by the FDA. A Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 clinical trial(s), and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling or may condition the approval of the NDA on other changes to the proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical trials. For example, the FDA may require Phase 4 testing which involves clinical trials designed to further assess a drug safety and effectiveness and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized. The FDA may also determine that a risk evaluation and mitigation strategy, or REMS, is necessary to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS, and the FDA will not approve the NDA without an approved REMS, if required. Depending on FDA’s evaluation of a drug’s risks, a REMS may include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution requirements, patient registries and other risk minimization tools. Following approval of an NDA with a REMS, the sponsor is responsible for marketing the drug in compliance with the REMS and must submit periodic REMS assessments to the FDA.

Section 505(b)(2) Regulatory Pathway

New drugs must obtain FDA approval through an NDA prior to marketing in the United States. Most NDAs are submitted under Section 505(b)(1) of the FDCA, where all clinical investigations supporting the safety and effectiveness of the drug product are conducted by or for the applicant. However, an NDA may also be submitted under Section 505(b)(2) of the FDCA, which enables the applicant to rely, in part, on the FDA’s findings of safety and efficacy for an existing product, or published literature, in support of its application. We plan to seek approval for BIND-014 under Section 505(b)(2) of the FDCA.

Section 505(b)(2) NDAs often provide an alternate regulatory pathway to FDA approval for new or improved formulations or new uses of previously approved products. Specifically, Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The applicant may rely upon the FDA’s findings from preclinical or clinical studies conducted for an approved product. The FDA may also require Section 505(b)(2) applicants to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new drug candidate for all or some of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent with claims that cover the applicant’s product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential competitors in support of approval of a generic drug or a new drug submitted for approval under a Section 505(b)(2) NDA. To the extent that the Section 505(b)(2) applicant is relying on findings of safety or efficacy for an already approved product, the applicant is subject to existing exclusivity for the reference product and is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that a generic applicant would. Specifically, applicants must certify to the FDA concerning any patents listed for the approved product in the Orange Book that: (1) the required patent information has not been filed; (2) the listed patent has expired; (3) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (4) the listed patent is invalid or will not be infringed by the new product. A certification that the new product will not infringe the already approved product’s listed patents or that such patents are invalid is called a Paragraph IV certification. If an applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the application has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification prevents the FDA from approving the application until the earlier of 30 months from the date of the lawsuit, expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the applicant. Thus approval of a Section 505(b)(2) NDA can be stalled until all the listed patents claiming the referenced product have expired, until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired, and, in the case of a Paragraph IV certification and subsequent patent infringement suit, until the earlier of 30 months, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making a drug product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan product designation must be requested before submitting an NDA. After the FDA grants orphan product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug or biological product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity. The designation of such drug also entitles a party to financial incentives such as opportunities for grant funding toward clinical trial costs, tax advantages and user-fee waivers. Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan product exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval of the same drug or biological product as defined by the FDA or if our drug candidate is determined to be contained within the competitor’s product for the same indication or disease. If a drug product designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan product exclusivity. Orphan drug status in the EU has similar but not identical benefits in that jurisdiction.

Expedited Development and Review Programs

The FDA has a Fast Track program that is intended to expedite or facilitate the process for reviewing new drug products that meet certain criteria. Specifically, new drugs are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. Unique to a Fast Track product, the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

Any product submitted to the FDA for approval, including a product with a Fast Track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. Additionally, a product may be eligible for accelerated approval. Drug products studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug product receiving accelerated approval perform adequate and well-controlled post-marketing clinical studies. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

The FDA may also accelerate the approval of a designated breakthrough therapy, which is a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The sponsor of a breakthrough therapy may request the FDA to designate the drug as a breakthrough therapy at the time of, or any time after, the submission of an IND for the drug. If the FDA designates a drug as a breakthrough therapy, it must take actions appropriate to expedite the development and review of the application, which may include holding meetings with the sponsor and the review team throughout the development of the drug; providing timely advice to, and interactive communication with, the sponsor regarding the development of the drug to ensure that the development program to gather the nonclinical and clinical data necessary for approval is as efficient as practicable; involving senior managers and experienced review staff, as appropriate, in a collaborative, cross-disciplinary review; assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor; and taking steps to ensure that the design of the clinical trials is as efficient as practicable, when scientifically appropriate, such as by minimizing the number of patients exposed to a potentially less efficacious treatment.

Fast Track designation, priority review, accelerated approval and breakthrough therapy designation do not change the standards for approval but may expedite the development or approval process. We plan to explore these opportunities for BIND-014 as appropriate for our targeted indications.

Post-Approval Requirements

Any drug products for which we receive FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, and complying with FDA promotion and advertising requirements, which include, among other requirements, standards for direct-to-consumer advertising, restrictions on promoting drugs for uses or in patient populations that are not described in the drug’s approved labeling (known as “off-label use”), limitations on industry sponsored scientific and educational activities, and requirements for promotional activities involving the Internet. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses.

In addition, quality control and manufacturing procedures must continue to conform to applicable manufacturing requirements after approval. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products in accordance with cGMP regulations. cGMP regulations require, among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from

cGMP. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer or holder of an approved NDA, including, among other things, recall or withdrawal of the product from the market. In addition, changes to the manufacturing process are strictly regulated, and depending on the significance of the change, may require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

The FDA also may require Phase 4 testing and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures, such as a REMS. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.

United States Patent Term Restoration, Generic Nanomedicine Pathway and Marketing Exclusivity

Depending upon the timing, duration and specifics of the FDA approval of the use of our drug candidates, if any, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. However, to obtain a patent extension in the United States, the permission for the commercial marketing or use of the product after the applicable regulatory review period must be the first permitted commercial marketing or use of the product. As the active ingredient in BIND-014, docetaxel, has been previously approved and commercially marketed, we do not expect to be eligible for a patent term extension in the United States. If a future product contains an active ingredient which has not been previously approved, we may intend to apply for restoration of patent term for one of the U.S. patents relating to such product, depending on the expected length of the clinical trials, other factors involved in the filing of the relevant NDA, and the eligibility for patent term extension.

Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain competing marketing applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder. The FDCA also provides three years of marketing exclusivity for an NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, clinical investigations to support new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of any full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical and clinical trials necessary to demonstrate safety and effectiveness.

Other types of non-patent marketing exclusivity include orphan drug exclusivity under the Orphan Drug Act, which may offer a seven-year period of marketing exclusivity as described above, and pediatric exclusivity under the Best Pharmaceuticals for Children Act, which may add six months to existing exclusivity periods and patent terms. This six-month pediatric exclusivity may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial.

In addition, regulatory authorities have established heightened requirements for the demonstration of equivalence between proposed generic drugs and therapeutics using certain nanomedicine platforms, such as liposomes and other nanoparticulate suspensions. We expect these requirements will apply to the development of generic Accurins as well. We believe these additional regulatory requirements will strengthen the protection afforded by our intellectual property portfolio and present significant barriers to entry for potential generics.

Coverage and Reimbursement

Sales of our products will depend, in part, on the extent to which our products will be covered by third-party payors, such as government health care programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly limiting coverage and reimbursement for medical products and services. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party reimbursement for our drug candidates or a decision by a third-party payor to not cover our drug candidates could reduce physician usage of our products once approved and have a material adverse effect on our sales, results of operations and financial condition.

Fraud and Abuse Laws

We will also be subject to healthcare regulation and enforcement by the federal government and the states and foreign governments in which we will conduct our business once our products are approved. The laws that may affect our ability to operate include: the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information; the federal healthcare programs’ Anti-Kickback Law, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs; federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent; federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters; and state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

Legal Proceedings

We are not currently a party to any material legal proceedings.

Research and Development

We have invested $11.4 million and $13.1 million in research and development for the years ended December 31, 2011 and 2012, respectively.

Facilities

Our headquarters are located in Cambridge, Massachusetts, where we occupy approximately 33,000 square feet of office and laboratory space. The term of the lease expires on April 30, 2017. We also lease office and laboratory space in Moscow, Russia.

Employees

As of June 30, 2013, we had 50 full-time employees, 40 of whom were primarily engaged in research and development activities. A total of 17 employees have an M.D. or Ph.D. degree. None of our employees is represented by a labor union and we consider our employee relations to be good.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table sets forth the name, age and position of each of our executive officers, key employees and directors as of May 31, 2013.

Name	Age	Position
Executive Officers
Scott Minick	61	President and Chief Executive Officer and Director
Andrew Hirsch	42	Chief Financial Officer
Greg Berk, M.D.	55	Chief Medical Officer
James Wright, Ph.D.	65	Chief Scientific Officer
Jeff Hrkach, Ph.D.	47	Senior Vice President, Technology, Research and Development
Dan Koerwer	46	Senior Vice President, Business Development and Commercial

Key Employees
Paul Burgess	40	Vice President, Intellectual Property
Stephen Zale, Ph.D.	57	Vice President, Development
Mitchall Clark	52	Head of Regulatory Affairs

Directors
Daniel Lynch	55	Chairman of the Board of Directors
Noubar Afeyan, Ph.D.	50	Director
Omid Farokhzad, M.D.	44	Director
Peter Barton Hutt	78	Director
Robert Langer, Sc.D.	64	Director
Amir Nashat, Sc.D.	40	Director
Yurii Udaltsov, Cand. Sc.	51	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers and Key Employees

Scott Minick has served as our President and Chief Executive Officer since January 2010. From 1998 to January 2010, Mr. Minick was a Managing Director of ARCH Venture Partners, a venture capital firm, and was instrumental in the startup, development and financing of numerous ARCH portfolio companies, including BIND Therapeutics. From 1995 to 1998, Mr. Minick was Director, President and Chief Operating Officer of SEQUUS Pharmaceuticals, Inc., a biopharmaceutical company that was acquired by ALZA Corporation. He received his postgraduate training in neurobiology at the Salk Institute, an M.B.A. from Northwestern University and a B.A. from the University of California at San Diego. Mr. Minick’s extensive knowledge of our business and his extensive experience in the biopharmaceutical industry as a venture capitalist and senior executive contributed to our board of directors’ conclusion that he should serve as a director of our company.

Andrew Hirsch has served as our Chief Financial Officer since July 2012. From June 2011 to May 2012, he was Vice President of Finance and Chief Financial Officer at Avila Therapeutics, Inc., a biotechnology company, until its acquisition by Celgene Corporation in March 2012. From 2002 to 2011, Mr. Hirsch served in roles of increasing responsibility during his nearly 10-year tenure at Biogen Idec, a biotechnology company, most recently from 2010 to 2011 as Vice President, Corporate Strategy and M&A. From 2007 to 2010, Mr. Hirsch held various positions in the finance organization including leading the company’s Business Planning and Investor Relations functions. In addition, he served as Program Executive in neurology, leading the development teams for the BG-12 (now marketed as Tecfidera), Avonex and Tysabri programs. He received his M.B.A. from the Tuck School at Dartmouth College and a B.A. in Economics from the University of Pennsylvania.

Greg Berk, M.D. has served as our Chief Medical Officer since December 2012 and prior to that served as our clinical consultant since May 2012. From June 2011 to May 2012, Dr. Berk was Chief Medical Officer at Intellikine, Inc., a biotechnology company focused on the discovery and development of novel PI3 Kinase and mTOR inhibitors, which was acquired by Takeda Pharmaceutical Company/Millennium Pharmaceuticals, Inc. From February 2010 to June 2011, Dr. Berk served as Senior Vice President of Global Clinical Development at Abraxis BioScience, Inc, a biotechnology company. From 2006 to 2009, Dr. Berk served as Head of Clinical Development and Chief Medical Officer at Supergen, a biopharmaceutical company. Dr. Berk obtained his medical degree from Case Western Reserve University, and completed his internship, residency, and fellowship in internal medicine, hematology, and medical oncology, at the Weill Medical College of Cornell University and New York Presbyterian Hospital, where he also served as a faculty member from 1989 to 2004.

James Wright, Ph.D. has served us in various capacities since 2007, most recently in the capacity of Chief Scientific Officer since October 2011. Previously, Dr. Wright was Vice President of Development at Infinity Pharmaceuticals, Inc, a biotechnology company. Before joining Infinity, he was Vice President of Pharmaceutical Development at Millennium Pharmaceuticals, a biotechnology company. Earlier, he was Senior Vice President of Development at Alkermes plc, a biotechnology company, and Distinguished Scientist at Boehringer Ingelheim Pharmaceuticals, a biopharmaceutical company. Additionally, Dr. Wright teaches at the University of Wisconsin as an Adjunct Professor. Dr. Wright received his Ph.D. in Pharmacy from the University of Wisconsin and B.A. degrees in Biology and Chemistry from the University of California, Santa Barbara.

Jeff Hrkach, Ph.D. has served as our Senior Vice President, Technology, Research and Development since January 2010. From August 2009 to January 2010, he served as our Interim President. Prior to serving as Interim President, he served as our Vice President of Pharmaceutical Sciences from July 2007 to August 2009. Prior to joining us, Dr. Hrkach was Senior Director of Drug Delivery and Strategic Product Development at Momenta Pharmaceuticals, Inc., a biotechnology company. Prior to Momenta, Dr. Hrkach was Director of Pulmonary Formulations at Alkermes. Dr. Hrkach joined AIR at its inception in 1998 following his postdoctoral research with Professor Robert Langer at the Massachusetts Institute of Technology (MIT). He received his Ph.D. in Chemistry and M.S. in Polymer Science from Carnegie Mellon University and his B.S. in Chemistry from the Philadelphia College of Pharmacy and Science.

Dan Koerwer has served as our Senior Vice President, Business Development and Commercial since June 2013. From August 2010 to June 2013, Mr. Koerwer served as our Head of Market and Business Development. From 2007 to July 2010, Mr. Koerwer was President and Managing Director of Eidetica Biopharma, GmbH, a subsidiary of Biogen Idec focused on developing a portfolio of protein therapeutics. From 1998 to 2007, he held various management roles at Biogen Idec. Mr. Koerwer led Research Operations across Biogen Idec’s North American research sites. Subsequently, he led global New Product Commercialization then assumed the role of Chief of Staff, Biogen Idec International in Zug, Switzerland. Mr. Koerwer has worked as a management consultant with Booz, Allen & Hamilton and began his career in sales at the Rohm and Haas Company. He received his M.B.A. from Harvard Business School and B.S. in Biochemistry from Boston College.

Paul Burgess, J.D. has served as our Vice President, Intellectual Property since March 2011. From January 2008 to February 2011, he served as our Director, Intellectual Property. Mr. Burgess also serves as Head of Intellectual Property at Civitas Therapeutics, Inc., a biotechnology company, and has held that position since March 2011. From January 2008 to February 2011, he served as Director of Intellectual Property and General Counsel at Logical Therapeutics, a biotechnology company. Prior to joining us, he was Senior Counsel at Johnson & Johnson, a consumer health and biotechnology company, from 2005 to December 2007. Mr. Burgess joined Johnson & Johnson through the acquisition of Transform Pharmaceuticals where he worked as Patent Counsel from 2003 to 2005. Prior to becoming a lawyer, Mr. Burgess conducted immunology research at the Genetics Institute from 1995 to 1999. Mr. Burgess received a J.D. from Northeastern University, a M.S. in pharmacology from Northeastern University and a B.S. in biology from Merrimack College.

Stephen Zale, Ph.D. has served as our Vice President, Development since November 2006. From 1993 to 2005, Dr. Zale worked at and in 2003 became Vice President of Injectable Products R&D at Alkermes, where he led the group responsible for formulating Alkermes’ biodegradable polymer-based microsphere products, including Nutropin Depot, Risperdal CONSTA and Vivitrol. Prior to joining Alkermes, Dr. Zale led the Bioseparations R&D group at Sepracor Inc., a biopharmaceutical company. Dr. Zale received a Ph.D. in Biochemical Engineering from MIT and a B.S. in Chemistry, also from MIT.

Mitchall Clark has served as our Head of Regulatory Affairs since June 2013. From August 2012 until June 2013, Mr. Clark served as Sr. Vice President of Regulatory Affairs and Quality Assurance at NantPharma, LLC, a pharmaceutical company. From June 2011 until December 2012, Mr. Clark served as a regulatory consultant to various companies. From October 2010 until June 2011, he was Sr. Vice President, Regulatory Affairs at Celgene Corporation, a biopharmaceutical company, following its acquisition of Abraxis Bioscience, Inc. From 2002 to October 2010, he was Sr. Vice President, Regulatory Affairs, Clinical Quality Assurance and Safety at American Bioscience Inc., which later became Abraxis Bioscience. He received his degree in Pharmacy from the University of Nottingham in England.

Directors

Daniel Lynch has served as the Chairman of our board of directors since October 2012. He spent nearly five years at ImClone Systems, a biotechnology company, serving as Chief Executive Officer from April 2003 to November 2005 and Chief Financial Officer from April 2001 to March 2003. Earlier in his career, he served in various financial positions at Bristol-Myers Squibb over a 15-year tenure. Mr. Lynch currently serves on the board of directors of bluebird bio, Inc., a biotechnology company. He previously served on the board of directors and the audit committee of U.S. Oncology, Inc. from 2006 until December 2010. Mr. Lynch received his B.A. in Mathematics from Wesleyan University and his M.B.A. from the Darden Graduate School of Business Administration at the University of Virginia. Mr. Lynch’s extensive board and senior executive leadership experience in the biotechnology and pharmaceutical industries contributed to our board of directors’ conclusion that he should serve as a director of our company.

Noubar Afeyan, Ph.D. has served as a member of our board of directors since 2007. Dr. Afeyan is Managing Partner and CEO of Flagship Ventures, an early-stage venture firm that he co-founded in 1999. Dr. Afeyan currently serves as on the board of directors of BG Medicine, Inc. Previously, he served on the board of directors of Helicos BioSciences Corporation from 2003 to 2012. He earned his Ph.D. in Biochemical Engineering from MIT. Dr. Afeyan’s extensive experience as an entrepreneur and venture capitalist in the biotechnology industry and his service as a director for numerous companies contributed to our board of directors’ conclusion that he should serve as a director of our company.

Omid Farokhzad, M.D. is one of our co-founders and has served as a member of our board of directors since 2006. Dr. Farokhzad is an Associate Professor at Harvard Medical School (HMS) and a physician-scientist in the Department of Anesthesiology at Brigham and Women’s Hospital (BWH), positions he has held since 2004. Dr. Farokhzad directs the Laboratory of Nanomedicine and Biomaterials at BWH. Prior to joining the HMS faculty, Dr. Farokhzad completed his postgraduate clinical and postdoctoral research trainings, respectively, at BWH/HMS and MIT in the laboratory of Dr. Langer. He received his M.D. and M.A. from Boston University School of Medicine. Dr. Farokhzad’s extensive knowledge of our business and the nanomedicine field and his medical training contributed to our board of directors’ conclusion that he should serve as a director of our company.

Peter Barton Hutt has served as a member of our board of directors since 2008. Mr. Hutt is a senior counsel in the Washington, D.C. law firm of Covington & Burling specializing in food and drug law. Mr. Hutt began his law practice with the firm in 1960 and except for his four years in the government, has continued at the firm ever since. Mr. Hutt served as Chief Counsel for the FDA during 1971 to 1975. Mr. Hutt serves on the board of directors of Momenta Pharmaceuticals, Xoma Corp. and DBV Technologies. From 2008 to 2011, he served on the board of directors of Celera Corp and from 2003 to 2008 served on the board of MMRGlobal, Inc., formerly Favrille, Inc. Mr. Hutt’s extensive knowledge of and experience with food and drug law and his service on numerous boards of directors in the biotechnology and pharmaceutical industries contributed to our board of directors’ conclusion that he should serve as a director of our company.

Robert Langer, Sc.D. is one of our co-founders and has served as a member of our board of directors since 2006. Dr. Langer has been an Institute Professor at MIT since 2005, and prior to that was an Assistant Professor at MIT since 1978. Dr. Langer has received the National Medal of Science, Charles Stark Draper Prize, Albany Medical Center Prize and the Lemelson-MIT prize. Dr. Langer is one of the very few individuals ever elected to the Institute of Medicine, the National Academy of Engineering, and the National Academy of Sciences. Dr. Langer received his B.S. from Cornell University and his Sc.D. from MIT, both in Chemical Engineering. He currently serves on the board of directors of Advanced Cell Technology and previously served as a director of Momenta Pharmaceuticals from 2001 to 2009, Wyeth from 2004 to 2009, Fibrocell Science, Inc. from 2010 to 2012 and Millipore Corp from 2009 to 2010. Dr. Langer’s pioneering academic work, including his application of nanotechnology for developing novel targeted strategies for cancer therapy, contributed to our board of directors’ conclusion that he should serve as a director of our company.

Amir Nashat, Sc.D. has served as a member of our board of directors since February 2008. Dr. Nashat has been a Managing General Partner at Polaris Venture Partners, a venture capital firm, since 2009 and focuses on investments in the life sciences. He currently serves on the board of directors of Receptos, Inc. Dr. Nashat completed his Ph.D. as a Hertz Fellow in Chemical Engineering at MIT with a minor in Biology under the guidance of Dr. Langer. Dr. Nashat earned both his M.S. and B.S. in Materials Science and Mechanical Engineering at the University of California, Berkeley. Dr. Nashat’s extensive experience as a venture capitalist and board member to numerous companies in the biotechnology industry contributed to our board of directors’ conclusion that he should serve as a director of our company

Yurii Udaltsov, Cand. Sc. has served as a member of our board of directors since November 2011. Dr. Udaltsov is Director of Innovative Development and member of the management board of RUSNANO Corporation, positions he has held since January 2009 and February 2009, respectively. From 2004 to December 2008, he was Head of the Reform Management Center of RAO UES, the Unified Energy System of Russia. Dr. Udaltsov received his undergraduate degree as an Engineer-physicist at the Moscow Institute of Physics and Technology and Candidate of Science degree at the Computing Center of RAS. Dr. Udaltsov’s extensive experience in business strategy and in developing and implementing technological innovation contributed to our board of directors’ conclusion that he should serve as a director of our company.

Board Composition and Election of Directors

Director Independence

Our board of directors currently consists of eight members. Our board of directors has determined that four of our eight directors, Drs. Afeyan, Nashat and Udaltsov and Mr. Hutt, are independent directors in accordance with the listing requirements of the NASDAQ Global Market. Pursuant to NASDAQ rules, within a year of the effectiveness of the registration statement of which this prospectus is a part, our board must consist of a majority of independent directors. We intend to be in compliance with these rules within a year of the effectiveness of the registration statement of which this prospectus is a part. The NASDAQ independence definition includes a series of objective tests, including that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his family members has engaged in various types of business dealings with us. In addition, as required by NASDAQ rules, our board of directors has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Classified Board of Directors

In accordance with our restated certificate of incorporation that will go into effect upon the closing of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the closing of this offering, our directors will be divided among the three classes as follows:

•	the Class I directors will be , and , and their terms will expire at our first annual meeting of stockholders following this offering;

•	the Class II directors will be , and , and their terms will expire at our second annual meeting of stockholders following this offering; and

•	the Class III directors will be and , and their terms will expire at the third annual meeting of stockholders following this offering.

Our restated certificate of incorporation and amended and restated by-laws that will go into effect upon the closing of this offering will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company. Our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock entitled to vote in the election of directors.

Board Leadership Structure

Our board of directors is currently chaired by Mr. Lynch. As a general policy, our board of directors believes that separation of the positions of Chairman and Chief Executive Officer reinforces the independence of the board of directors from management, creates an environment that encourages objective oversight of management’s performance and enhances the effectiveness of the board of directors as a whole. As such, Mr. Minick serves as our President and Chief Executive Officer while Mr. Lynch serves as the Chairman of the board of directors but is not an officer of the company. We expect and intend the positions of Chairman of the board of directors and Chief Executive Officer to continue to be held by two individuals in the future.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. The board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance practices. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board is regularly informed through committee reports about such risks.

Board Committees

Our board has established three standing committees—audit, compensation, and nominating and corporate governance—each of which operates under a charter that has been approved by our board. Current copies of each committee’s charter are posted on the Corporate Governance section of our website at www.bindtherapeutics.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Audit Committee

The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•	overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	discussing our risk management policies;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by SEC rules.

The members of our audit committee are                 ,                 and                 .                 serves as the chairperson of the committee. Under the applicable NASDAQ rules, we are permitted to phase in our compliance with the independent audit committee requirements of NASDAQ on the same schedule as we are permitted to phase in our compliance with the independent audit committee requirements pursuant to Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which require: (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing. Our board of directors has determined that each of                  and                  is an independent director under NASDAQ rules and under Rule 10A-3. Within one year of our listing on the NASDAQ Global Market, we expect that                  will have resigned from our audit committee and that any new directors added to the audit committee will be independent under NASDAQ rules and Rule 10A-3. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ. Our board of directors has determined that                  is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable NASDAQ rules and regulations.

Compensation Committee

The compensation committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of the CEO and our other executive officers;

•	reviewing and approving, or making recommendations to our board with respect to, the compensation of the CEO and our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our cash and equity incentive plans;

•	reviewing and making recommendations to our board with respect to director compensation;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis”; and

•	preparing the annual compensation committee report required by SEC rules.

The members of our compensation committee are                  and                .                 serves as the chairperson of the committee. Our board has determined that each of                  and                  is independent under the applicable NASDAQ rules and regulations, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended. Under the applicable NASDAQ rules, we are permitted to phase in our compliance with the independent compensation committee requirements of NASDAQ as follows: (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing. Within one year of our listing on the NASDAQ Global Market, we expect that                      will have resigned from our compensation committee.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee’s responsibilities include:

•	identifying individuals qualified to become board members;

•	recommending to our board the persons to be nominated for election as directors and to each of the board’s committees;

•	reviewing and making recommendations to the board with respect to management succession planning;

•	developing and recommending to the board corporate governance principles; and

•	overseeing a periodic evaluation of the board.

The members of our nominating and corporate governance committee are                 and                 .                 serves as the chairperson of the committee. Under applicable NASDAQ rules, we are permitted to phase in our compliance with the independent nominating and corporate governance committee requirements of NASDAQ as follows: (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing. Our board has determined that                  and                 are independent under the applicable NASDAQ rules and regulations. Within one year of our listing on the NASDAQ Global Market, we expect that                 will have resigned from our nominating and corporate governance committee and that any new directors added to the nominating and corporate governance committee will be independent under the applicable NASDAQ rules.

Compensation Committee Interlocks and Insider Participation

During 2012, the members of our compensation committee were Drs. Afeyan and Nashat, each of whom is affiliated with certain of our principal stockholders. See “Certain Relationships and Related Person Transactions” for additional information on the securities acquired by such principal stockholders and related agreements such stockholders are party to with us. No member of our compensation committee is or has been our current or former officer or employee. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director or member of our compensation committee during the fiscal year ended December 31, 2012.

Code of Ethics and Code of Conduct

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon completion of this offering, our code of business conduct and ethics will be available under the Corporate Governance section of our website at www.bindtherapeutics.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of the NASDAQ Global Market concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material components of the executive compensation program for our named executive officers who are identified in the 2012 Summary Compensation Table below. This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

2012 Summary Compensation Table

Name and Principal Position	Salary ($)	Bonus ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)		Total ($)
Scott Minick	395,000	—	127,048	125,000	54,000	(5)	701,048
President and Chief Executive Officer

Greg Berk, M.D.(1)	—	20,000	492,943	—	189,583	(6)	702,526
Chief Medical Officer

Jeff Hrkach, Ph.D.	293,000	—	40,185	55,000	—		388,185
Sr. Vice President, Technology, Research and Development

(1)	Dr. Berk joined our company as a clinical consultant on May 15, 2012. Dr. Berk became our Chief Medical Officer in December 2012 and served in this role as a consultant until April 2013, when he became an employee.
(2)	Represents a discretionary cash bonus paid to Dr. Berk in recognition of the company’s performance during 2012.
(3)	Amounts represent the full grant-date fair value of stock options granted during 2012 computed in accordance with ASC Topic 718. We provide information regarding the assumptions used to calculate the value of all option awards made to executive officers in Note 10 to our consolidated financial statements included in this prospectus. For Mr. Minick, the amount shown does not include any value for stock options subject to performance-based vesting conditions. The maximum potential value of Mr. Minick’s stock options subject to performance-based vesting conditions was $381,131 as of the date of grant.
(4)	Represents annual cash bonuses paid to the named executive officers for performance during 2012. For additional information regarding these amounts, see “—Executive Compensation Arrangements—2012 Bonuses” below.
(5)	Represents personal use of a Company apartment during 2012, calculated using the aggregate incremental cost to the Company of providing this benefit. For additional information regarding this amount, see “Executive Compensation Arrangements—Employee Benefits and Perquisites” below.
(6)	Represents consulting fees earned by Dr. Berk during 2012.

Executive Compensation Arrangements

Terms and Conditions of Employment

We have entered into an employment agreement with Mr. Minick and employment letter agreements with each of Drs. Berk and Hrkach that provide for at-will employment.

Scott Minick

We entered into an employment agreement with Mr. Minick in January 2010. The agreement entitles Mr. Minick to receive an initial base salary of $395,000 and provides that Mr. Minick will serve as a member of our board of directors during the term of his employment as our President and Chief Executive Officer. The agreement further entitles Mr. Minick to reimbursement of up to $50,000 in actual relocation expenses incurred during a year, and any taxes incurred as a result of the reimbursement, upon relocation by Mr. Minick to the Cambridge, Massachusetts area. If we terminate Mr. Minick’s employment without cause or he resigns his employment for good reason, the agreement provides that Mr. Minick will receive severance payments of twelve months of base salary continuation, up to twelve months of reimbursement for COBRA premiums and twelve months of accelerated vesting of his outstanding equity awards. Mr. Minick’s right to receive severance payments may be conditioned upon his executing a release of claims in our favor. In addition, Mr. Minick would also be entitled to accelerated vesting of 22.9% of the total number of restricted shares of our common stock granted to Mr. Minick on January 11, 2010, or all of the unvested shares, if less than 22.9% of the original shares are then unvested, if his employment with us is terminated without cause or he resigns for good reason. Mr. Minick has entered into a confidentiality and non-competition agreement with us that prohibits him from disclosing our confidential information and from being an employee or consultant of a company directly competing with us, as well as from soliciting our employees and customers, for one year following a termination of his employment.

Cause is defined in Mr. Minick’s employment agreement to mean (1) the commission of, or indictment or conviction for, a felony, (2) participation in a fraud against the Company, (3) a substantial failure to perform duties or gross negligence in the performance duties for the Company or its affiliates, (4) other conduct that is or could reasonably be anticipated to be harmful to the business, interests or reputation of the Company or its affiliates or (5) breach of a material provision of any agreement with the Company. Good reason is defined in Mr. Minick’s employment agreement to mean a resignation immediately following (1) a change in principal work location to a location more than 60 miles from the Company’s Cambridge, Massachusetts location, (2) a reduction in salary or benefits, other than a reduction of not more than 20% that the board of directors determines is in the best interests of the Company and which is proportionate to a reduction imposed on other company executives of similar seniority, or (3) a reduction in duties, position, title or responsibilities, other than a mere reduction in title or reporting responsibilities following a sale of our Company.

Greg Berk, M.D.

Dr. Berk joined our company in May 2012 as a consultant. Dr. Berk’s consulting agreement entitled him to receive a monthly consulting fee of $29,167. The consulting agreement did not entitle Dr. Berk to any severance payments in connection with a termination of his consulting agreement. On March 20, 2013, we entered into an employment letter agreement with Dr. Berk pursuant to which he became an employee of our company effective April 1, 2013. At the same time, we also entered into a relocation assistance agreement with Dr. Berk. These agreements entitle Dr. Berk to an initial annual base salary of $350,000 during the term of his employment with us and to reimbursement for certain relocation and moving expenses he incurs during 2013. If we terminate Dr. Berk’s employment without cause or he resigns for good reason, the employment letter agreement provides that Dr. Berk will receive severance payments of base salary continuation and reimbursement of COBRA premiums for a period of four months plus one addition month for each full year of continuous service to the Company, up to a maximum of six months, provided that the severance period will be six months without regard to Dr. Berk’s years of continuous service if the termination occurs within the three months preceding or twelve months following a sale of our company. Dr. Berk’s right to receive severance payments is conditioned upon his executing a release of claims in our favor and his continued compliance with the terms of a confidentiality and non-competition agreement with us that prohibits him from disclosing our confidential information and from being an employee or consultant of a company directly competing with us, or from soliciting our employees or customers, for one year following a termination of his employment.

Cause is defined in Dr. Berk’s employment letter agreement to mean (i) a material failure to substantially perform duties or comply with applicable Company policies, (ii) a material failure to carry out or comply with a lawful and reasonable directive of the Company, (iii) breach of a material provision of any agreement with the Company, (iv) conviction of any felony or crime involving moral turpitude, (v) unlawful use or possession of illegal drugs on the Company’s or an affiliate’s premises or while performing duties and responsibilities for the

Company or its affiliates or (vi) commission of an act of fraud, embezzlement, misappropriation, willful misconduct or breach of fiduciary duty against the Company or its affiliate. Good reason is defined in Dr. Berk’s employment letter agreement in substantially the same manner as in Mr. Minick’s employment agreement.

Jeff Hrkach, Ph.D.

We entered into an employment letter agreement with Dr. Hrkach in June 2007. Dr. Hrkach’s agreement entitles him to an initial annual base salary of $210,000 during the term of his employment with us. The employment letter agreement does not provide for Dr. Hrkach to receive any severance payments in connection with a termination of his employment. However, in April 2013, we entered into a severance letter agreement with Dr. Hrkach that entitles him to substantially the same severance payments and benefits as are described for Dr. Berk, above. Dr. Hrkach’s right to receive severance payments is conditioned upon his executing a release of claims in our favor and his continued compliance with the terms of a confidentiality and non-competition agreement that prohibits him from disclosing our confidential information and from being an employee or consultant of a company directly competing with us, or soliciting our employees or customers, for one year following a termination of his employment.

2012 Salaries

The named executive officers receive base salary to compensate them for the satisfactory performance of duties to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Historically, we have considered base salary increases for our employees, including our named executive officers, annually during our first fiscal quarter and implemented any increases on or about the close of that quarter.

None of our named executive officers received base salary increases during 2012.

2012 Bonuses

Our board of directors may award discretionary annual cash bonuses to our named executive officers based on company performance or other factors that the board determines are appropriate. Historically, when determining annual bonus amounts, the board of directors refers to the Company’s performance against business goals and objectives established early in each fiscal year. While these goals and objectives may be communicated to the named executive officers, there is no predetermined formula for computing annual bonuses based upon the Company’s level of performance against these goals and objectives or individual contributions to the Company’s performance. Instead, the board of directors exercises its discretion in determining the annual bonus that is paid to each named executive officer, taking into account the named executive officer’s target bonus amount where one has been established. The board of directors may also consider the recommendations of our compensation committee when determining annual bonuses.

For 2012, our goals and objectives related to achieving developmental and clinical-study progress milestones for in-process therapeutic products, business development milestones, expanding capital raising efforts and capabilities, and performing to budget. Dr. Hrkach’s target bonus amount for 2012 was 15% of his base salary. Mr. Minick and Dr. Berk did not have target bonus amounts for 2012. In April 2013, our board of directors approved 2013 target bonus amounts of 15% of base salary for each of our named executive officers.

In March 2013, the board of directors determined that the Company attained the 2012 goals and objectives and elected to pay bonuses to each of the named executive officers. The actual annual cash bonuses awarded to each named executive officer for 2012 performance are set forth above in the Summary Compensation Table in the column entitled “Bonus.”

Equity Compensation

We offer stock options to our employees, including our named executive officers, as the long-term incentive component of our compensation program. We typically grant options to employees when they commence employment with us and may thereafter grant additional options in the discretion of our board of directors. Our stock options allow employees to purchase shares of our common stock at a price equal to the fair market value of our common stock on the date of grant and may be intended to qualify as “incentive stock options” under the Internal Revenue Code. In the past, when granting stock options our board of directors has determined the fair market value of our common stock based upon inputs including valuation reports prepared by third-party valuation firms.

Generally, our stock options vest as to 25% of the total number of shares subject to the option on the first anniversary of the date of grant and in equal monthly installments over the ensuing 36 months, subject to the holder’s continued employment with us. From time to time, our board of directors also constructs alternate vesting schedules as it determines are appropriate to motivate particular employees. The board of directors may elect to offer our employees the opportunity to “early exercise” their unvested stock options by purchasing shares underlying the unvested portion of an option subject to our right to repurchase any unvested shares on the date of the holder’s termination of service for the exercise price paid for the shares. Stock options held by our employees may also be subject to accelerated vesting in connection with a sale of our company, as described for our named executive officers in the section titled “Potential Payments upon a Change of Control” below.

We awarded stock options to our named executive officers during 2012 in the following amounts:

Named Executive Officer	2012 Options Granted (#)
Scott Minick	715,343
Greg Berk, M.D.	312,342
Jeff Hrkach, Ph.D.	70,000

In connection with this offering, we intend to adopt a 2013 Incentive Award Plan, referred to below as the 2013 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which we believe is essential to our long-term success. Additional information about the 2013 Plan is provided in the section titled “Equity Incentive Plans” below.

Other Elements of Compensation

Retirement Plans

We maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees and subject to Internal Revenue Code limits. Currently, we do not match contributions made by participants in the 401(k) plan or make other contributions to participant accounts. We believe that providing a vehicle for tax-deferred retirement savings through our 401(k) plan adds to the overall desirability of our executive compensation package and encourages strong performance by our employees, including our named executive officers, in their job functions.

Employee Benefits and Perquisites

All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including medical and dental benefits, flexible spending accounts and group term life insurance. We may from time to time reimburse moving expenses for our named executive officers that we require to relocate during the course of performing services for us. In addition, we provide Mr. Minick, who currently resides in California, with the use of an apartment that the Company leases near our corporate headquarters in Cambridge, Massachusetts. Our named executive officers do not receive any other perquisites.

We believe the benefits and perquisites described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.

Potential Payments upon a Change in Control

As described in greater detail above, Drs. Berk and Hrkach may become entitled to enhanced severance payments in connection with a termination without cause or resignation for good reason within the three months preceding or twelve months following a sale of our company.

The shares of restricted stock held by Mr. Minick will vest in full if he is terminated by the Company or resigns for good reason following a change in control of our company. Good reason is defined for this purpose in substantially the same manner as for Dr. Berk’s employment letter agreement, described above. A change in control of our company is defined for this purpose to occur upon the sale of all or substantially all of our assets or a stock tender, or a merger, consolidation or similar event in which a third party acquires more than 50% of our voting equity securities outstanding immediately prior to the transaction and our stockholders do not retain a majority of the voting equity securities of the surviving entity.

In addition, all options held by our named executive officers will vest and become exercisable on the first of the following to occur after a sale of our company: (1) the first anniversary of the sale, subject to the named executive officer’s continued employment on such date, (2) the named executive officer’s termination by us, or in certain cases, termination by us other than for cause, and (3) the named executive officer’s resignation for good reason. Cause and good reason are defined for this purpose in substantially the same manner as for Dr. Berk’s employment letter agreement, described above. A sale of our company is defined for this purpose to occur upon the sale of all or substantially all of our assets or issued and outstanding capital stock, or a merger or consolidation in which our stockholders immediately before the transaction do not own more than fifty percent of the outstanding voting power of the surviving entity’s equity interests immediately after the transaction.

Outstanding Equity Awards at 2012 Fiscal Year-End

The following table summarizes outstanding equity awards held by our named executive officers as of December 31, 2012.

		Option Awards							Stock Awards
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(4)
Scott Minick	1/11/2010	—	—		—		—	—	287,707	(3)	563,906
	—	—	—		446,507	(2)	$0.96	6/11/2022	—		—
	11/7/2011	43,410	105,426	(1)	—		$0.96	6/11/2022	—		—
	—	—	—		90,000	(2)	$0.96	10/15/2022	—		—
	11/7/2011	8,750	21,250	(1)	—		$0.96	10/15/2022	—		—
Greg Berk, M.D.	5/12/2012	—	292,342	(1)	—		$0.96	6/11/2022	—		—
	5/12/2012	—	20,000	(1)	—		$0.96	10/15/2022	—		—
Jeff Hrkach, Ph.D.	—	70,400	—		—		$0.15	8/1/2017	—		—
	—	70,000	—		—		$0.46	5/08/2018	—		—
	—	35,000	—		—		$0.46	5/4/2019	—		—
	1/11/2010	40,833	15,167	(1)	—		$0.46	2/18/2020	—		—
	3/1/2011	30,625	39,375	(1)	—		$0.62	4/25/2021	—		—
	3/1/2012	—	70,000	(1)	—		$0.96	4/23/2022	—		—

(1)	The option vests as to 25% of the underlying shares on the first anniversary of the vesting commencement date and as to an additional 2.083% of the underlying shares monthly thereafter.
(2)	As of December 31, 2012, the option was scheduled to vest as to 100% of the underlying shares upon a sale of our company or an initial public offering of our capital stock for an aggregate offering price of $30,000,000 or more on or prior to December 31, 2013, or as to 33% of the total number of underlying shares upon sale of our company or an initial public offering of our capital stock for an aggregate offering price of $30,000,000 or more after December 31, 2013. In March 2013, the option was amended so that it vests as to 100% of the underlying shares upon a sale of our company or an initial public offering of our capital stock for an aggregate offering price of $30,000,000 or more on or prior to June 30, 2014, or as to 33% of the total number of underlying shares upon sale of our company or an initial public offering of our capital stock for an aggregate offering price of $30,000,000 or more after June 30, 2014.
(3)	The shares vest as to 8.33% on the vesting commencement date, 22.91% on the first anniversary of the vesting commencement date and 1.91% each month thereafter.
(4)	Determined by multiplying the number of unvested shares by $1.96, the fair market value per share of our common stock on December 31, 2012 as determined pursuant to a retrospective independent valuation.

2012 Director Compensation

The following table sets forth information for the year ended December 31, 2012 regarding the compensation earned by our directors other than Mr. Minick during 2012. Mr. Minick does not does not receive additional compensation for his performance of services as a director.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(4)	All Other Compensation ($)		Total ($)
Daniel Lynch(1)	—	1,146,370	48,026	(5)	1,194,396
Noubar Afeyan, Ph.D.	—	—	—		0
Omid Farokhzad, M.D.(2)	—	—	195,000	(6)	195,000
Peter Barton Hutt	—	118,232	—		118,232
Robert S. Langer, Sc.D.(3)	—	—	125,000	(7)	125,000
Amir Nashat, Sc.D.	—	—	—		0
Yurii Udaltsov, Cand. Sc.	—	—	—		0

(1)	Mr. Lynch joined our company as an employee and began serving as Chairman of our board of directors on September 7, 2012. Under the terms of Mr. Lynch’s employment agreement, Mr. Lynch is obligated to devote at least 20% of his business time to performing director and employee services for us. All amounts paid to Mr. Lynch in 2012 represent compensation for his services as an employee. Mr. Lynch does not receive additional compensation for his performance of services as a director. For additional information regarding the terms of Mr. Lynch’s employment with us, see “—Narrative to 2012 Director Compensation Table” below.
(2)	Dr. Farokhzad also performs services for our company as a consultant.
(3)	Dr. Langer also performs services for our company as a consultant.
(4)	Amounts reflect the full grant-date fair value of stock options granted during 2012 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to our directors in Note 10 to our consolidated financial statements included in this prospectus. For Mr. Lynch, the amount shown does not include any value for stock options subject to performance-based vesting conditions. The maximum potential value of Mr. Lynch’s stock options subject to performance-based vesting conditions was $550,211 as of the date of grant.
(5)	Represents salary paid to Mr. Lynch for his services as an employee during 2012. Mr. Lynch’s annual base salary for 2012 was $150,000.
(6)	Represents consulting fees paid to Dr. Farokhzad for his services as a consultant during 2012.
(7)	Represents consulting fees paid to Dr. Langer for his services as a consultant during 2012.

The table below shows the aggregate numbers of option awards (exercisable and unexercisable) and unvested stock awards held as of December 31, 2012 by each non-employee director who was serving as of December 31, 2012.

Name	Options Outstanding at Fiscal Year End (#)	Unvested Restricted Shares Outstanding at Fiscal Year End (#)
Daniel Lynch	1,178,431	—
Noubar Afeyan, Ph.D	—	—
Omid Farokhzad, M.D.	329,627	101,789
Peter Barton Hutt	175,000	—
Robert S. Langer, Sc.D.	329,627	101,789
Amir Nashat, Sc.D.	—	—
Yurii Udaltsov, Cand. Sc.	—	—

Following the effectiveness of this offering, we intend to adopt and implement a compensation program for our non-employee directors that consists of annual retainer fees and long-term equity awards. The terms of this program are still under consideration and have not yet been determined.

Narrative to 2012 Director Compensation Table

Mr. Lynch joined our company on September 7, 2012 and serves both as Chairman of our board of directors and an employee of our company, performing such senior executive duties as are reasonably requested from time to time by our board of directors. We entered into an employment agreement with Mr. Lynch when he commenced employment with us, and subsequently entered into an amended and restated employment agreement with Mr. Lynch in June 2013. The agreement, as amended and restated, provides that Mr. Lynch will spend at least 20% of his business time performing services for us. Mr. Lynch is entitled to receive an annual base salary of $200,000 and an annual performance bonus on the same terms as our chief executive officer during the term of Mr. Lynch’s employment with us. Mr. Lynch is further entitled to participate in our health and dental benefit plans if he is not receiving these benefits from another employer and to participate in our other employee benefit plans to the same extent as our employees generally. Mr. Lynch does not receive additional compensation for his performance of services as a director.

Mr. Lynch received grants of options to purchase 1,178,431 shares of our common stock in connection with commencing employment with us and 355,731 shares of our common stock in connection with the amendment and restatement of his employment agreement, in each case for an exercise price per share equal to the fair market value per share of our common stock on the date of grant, as determined by our board of directors. A total of 796,237 of these options vest, subject to Mr. Lynch’s continued employment with us, in 48 equal monthly installments following the date of grant, and a total of 737,925 of these options vest on the attainment of performance conditions generally relating to financial, operational and/or transactional goals.

If Mr. Lynch resigns his employment with us for good reason, the employment agreement provides that he will be entitled to nine months of base salary continuation payments and nine months of accelerated vesting of the time-based options granted to him under the employment agreement. In addition, Mr. Lynch will remain eligible to vest in certain of his performance-based options for nine months following the date of his termination. Mr. Lynch’s right to receive these severance payments and benefits is conditioned upon his executing a release of claims in our favor. The agreement further provides that Mr. Lynch is entitled to receive nine months of notice prior to our terminating his employment without cause and will provide us with nine months of notice prior to his resignation without good reason. In either of these events, provided that Mr. Lynch executes a release of claims in our favor after a termination notice is delivered, he will be entitled during the nine month notice period to continue receiving salary and benefits and to continue vesting in his equity-based awards and will continue to perform services for us during the nine month notice period to the extent agreed between Mr. Lynch and the Company.

Cause is defined in Mr. Lynch’s employment agreement to mean (1) a willful and intentional failure to substantially perform reasonably assigned duties for the Company or to follow material policies which continues for 10 business days following written notice, (2) engaging in an act of material dishonesty, fraud or willful misconduct in connection with the performance of duties or in dealings with the Company, (3) knowingly engaging in conduct which reasonably would be expected to be materially detrimental or injurious to the Company, or (5) conviction of a felony other than an automobile violation. Good reason is defined in Mr. Lynch’s employment agreement to mean (1) a material diminution or adverse change in authority, title or duties or (2) the Company’s material breach of the Agreement, in either case, that remains uncured for 30 days after receipt of notice.

Equity Incentive Plans

2013 Incentive Award Plan

In connection with this offering, we intend to adopt a 2013 Incentive Award Plan, or the 2013 Plan, subject to approval by our stockholders, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2013 Plan, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the 2013 Plan and, accordingly, this summary is subject to change.

Eligibility and Administration. Our employees, consultants and directors, and employees, consultants and directors of our subsidiaries, will be eligible to receive awards under the 2013 Plan. Following our initial public offering, the 2013 Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2013 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2013 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available. An aggregate of shares of              our common stock will initially be available for issuance under awards granted pursuant to the 2013 Plan. The number of shares initially available for issuance will be increased by (i) the number of shares represented by awards outstanding under our 2006 Plan that are forfeited, lapse unexercised or are settled in cash and which following the effective date of the 2013 Plan are not issued under the 2006 Plan and (ii) an annual increase on January 1 of each calendar year beginning in 2014 and ending in 2023, equal to the lesser of (A)                 shares, (B)         percent of the shares of common stock outstanding (on an as converted basis) on the final day of the immediately preceding calendar year and (C) such smaller number of shares as determined by our board of directors. No more than                 shares of common stock may be issued upon the exercise of incentive stock options. Shares issued under the 2013 Plan may be authorized but unissued shares, or shares purchased in the open market.

If an award under the 2013 Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2013 Plan. Awards granted under the 2013 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2013 Plan. The maximum number of shares of our common stock that may be subject to one or more awards granted to any non-employee director for services as a director pursuant to the 2013 Plan during any calendar year will be     , provided that that a non-employee director may be granted awards under the 2013 Plan for services as a director for any one year in excess of such amount if the total awards granted to the director under the 2013 Plan for services as a director in the year do not have a grant date fair value, as determined in accordance with ASC Topic 718 (or any successor thereto) in excess of $            .

Awards. The 2013 Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, stock payments, restricted stock units, or RSUs, performance shares, other incentive awards, stock appreciation rights, or SARs, and cash awards. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the 2013 Plan. Certain awards under the 2013 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Internal Revenue Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2013 Plan will be set forth in award agreements, which will detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards and SARs generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

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Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Internal Revenue Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

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SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR will generally not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

•

Restricted Stock, RSUs and Performance Shares. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Performance shares are contractual rights to receive a range of shares of our common stock in the future based on the attainment of specified performance goals, in addition to other conditions which may apply to these awards. Conditions applicable to restricted stock, RSUs and performance shares may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

•

Stock Payments, Other Incentive Awards and Cash Awards. Stock payments are awards of fully vested shares of our common stock that may, but need not, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Other incentive awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from shares of our common stock or value metrics related to our shares, and may remain forfeitable unless and until specified conditions are met. Cash awards are cash incentive bonuses subject to performance goals.

•

Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Performance Awards. Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include but are not limited to: (i) net earnings (either before or after one or more of (A) interest, (B) taxes, (C) depreciation and (D) amortization); (ii) gross or net sales or revenue; (iii) net income (either before or after taxes); (iv) adjusted net income; (v) operating earnings or profit; (vi) cash flow (including, but not limited to, operating cash flow and free cash flow); (vii) return on assets; (viii) return on capital; (ix) return on stockholders’ equity; (x) total stockholder return; (xi) return on sales; (xii) gross or net profit or operating margin; (xiii) costs; (xiv) expenses; (xv) working capital; (xvi) earnings per share; (xvii) adjusted earnings per share; (xviii) price per share; (xix) regulatory body approval for commercialization of a product; (xx) implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; (xxi) market share; (xxii) economic value; (xxiii) revenue and (xxiv) revenue growth.

Certain Transactions. The plan administrator has broad discretion to take action under the 2013 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2013 Plan and outstanding awards. In the event of a change in control of our company (as defined in the 2013 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards may become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change of control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments. The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2013 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2013 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination. Our board of directors may amend or terminate the 2013 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2013 Plan. The plan administrator will have the authority, without the approval of our stockholders, to amend any outstanding stock option or SAR to reduce its price per share. No award may be granted pursuant to the 2013 Plan after the tenth anniversary of the date on which our board of directors adopts the 2013 Plan.

2006 Stock Incentive Plan

Our board of directors and stockholders initially adopted our 2006 Equity Incentive Plan, or the 2006 Plan, in October 2006 and initially authorized 704,011 shares of our common stock for issuance under the 2006 Plan. The 2006 Plan was subsequently amended to increase the number of shares authorized for issuance. A total of 8,272,373 shares of our common stock are currently authorized for issuance under the 2006 Plan, as amended.

Following the effectiveness of the 2013 Plan, we will not make any further grants under the 2006 Plan. However, the 2006 Plan will continue to govern the terms and conditions of the outstanding awards granted under the 2006 Plan. As discussed above, shares of our common stock subject to awards granted under the 2006 Plan that are forfeited, lapse unexercised or are settled in cash and which following the effective date of the 2013 Plan are not issued under the 2006 Plan will be available for issuance under the 2013 Plan.

Administration. Our board of directors administers the 2006 Plan and has the authority to determine recipients of awards and the terms of awards granted under the 2006 Plan, construe and interpret the 2006 Plan and the agreements governing outstanding awards and to make all other determinations under the 2006 Plan as the board deems necessary or desirable in the administration of the 2006 Plan. The board of directors may delegate authority under the 2006 Plan to a committee appointed by the board, subject to certain limitations set forth in the 2006 Plan. Following the effectiveness of this offering, administrative authority under of 2006 Plan will generally be delegated to the compensation committee of our board of directors.

Types of Awards. The 2006 Plan provides for the grant of restricted stock and stock options, including non-qualified and incentive stock options, to directors, employees and consultants of the company and its affiliates. As of the date of this prospectus, awards of incentive stock options, non-qualified stock options and restricted stock are outstanding under the 2006 Plan.

Certain Transactions. If certain changes are made in, or events occur with respect to, our common stock, the 2006 Plan and outstanding awards will be appropriately adjusted in the class, number and, as applicable, exercise price of securities as determined by the plan administrator. In the event of certain corporate transactions of our company, including a consolidation, merger, sale of all or substantially all of our assets or a liquidation, our board of directors (or the board of a surviving entity assuming the Company’s obligations under the 2006 Plan) may provide for the assumption or replacement of outstanding options, for unexercised options to terminate and/or for all outstanding options to become exercisable in full or in part immediately prior to the consummation of the corporate transaction or, in the case of a merger in which holders of our common stock receive cash in exchange for their shares surrendered, for the cancellation of an option in exchange for a cash payment equal to the option’s intrinsic value. Any consideration received in exchange for restricted stock in such a corporation transaction will be subject to the provisions of the applicable restricted stock agreement. Award agreements under the 2006 Plan may provide for accelerated vesting and/or exercisability of awards in connection with such a corporate transaction.

Amendment and Termination. The board of directors may terminate, modify or amend as it deems appropriate the 2006 Plan at any time. A termination, modification or amendment may not adversely affect the rights of an award holder with respect to outstanding award without the award holder’s consent.

Limitation of Liability and Indemnification

Our restated certificate of incorporation and our amended and restated by-laws provide that we will indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware, which prohibits our restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Our restated certificate of incorporation and our amended and restated by-laws also provide that if Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our restated certificate of incorporation and our amended and restated by-laws also provide that we shall have the power to indemnify our employees and agents to the fullest extent permitted by law. Our amended and restated by-laws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether we would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware. We have obtained directors’ and officers’ liability insurance.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our restated certificate of incorporation and amended and restated by-laws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions in our restated certificate of incorporation and amended and restated by-laws and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

The above description of the indemnification provisions of our restated certificate of incorporation, our amended and restated by-laws and our indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is filed as an exhibit to this registration statement to which this prospectus forms a part.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and amended and restated by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following includes a summary of transactions since January 1, 2010 to which we have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive and Director Compensation.” We also describe below certain other transactions with our directors, executive officers and stockholders.

Preferred Stock Financings and Convertible Notes Financing

Series C-1 Preferred Stock Financing. In June 2010, we issued and sold to investors in private placements an aggregate of 3,105,238 shares of our Series C-1 preferred stock at a purchase price of $4.00 per share, for aggregate consideration of approximately $12.4 million.

Convertible Notes Financing. In September 2011, we sold to investors in private placements an aggregate of $4.75 million of convertible promissory notes, or the 2011 notes. The 2011 notes accrued interest at a rate of 12.5% per annum and were due and payable on the earlier of (1) June 30, 2013, or (2) the occurrence of a change of control of the company, subject in each case to their earlier conversion in the event we completed a qualified equity financing or the election of the holder to convert the shares into our Series C-1 preferred stock in certain events. In connection with the Series D preferred stock financing described below, the principal amount of the 2011 notes and accrued interest thereon was automatically converted into an aggregate of 999,412 shares of our Series D preferred stock in November 2011.

Series D and Series BRN Preferred Stock Financings. In November 2011, January 2013 and June 2013, we issued and sold to investors in private placements an aggregate of 6,773,640 shares of our Series D preferred stock at a purchase price of $6.00 per share, for aggregate consideration of approximately $40.6 million, including the conversion of the 2011 notes. In November 2011, we issued and sold to investors in private placements an aggregate of 583,333 shares of our Series BRN preferred stock at a purchase price of $6.00 per share, for aggregate consideration of approximately $3.5 million.

The following table sets forth the aggregate number of these securities acquired by the listed holders of more than 5% of our capital stock. Each share of our Series C-1 and Series D preferred stock identified in the following table will convert into one share of common stock immediately prior to the closing of this offering. Each share of our Series BRN preferred stock identified in the following table converted into one share of common stock upon the filing of the registration statement of which this prospectus is a part.

Participants	Series C-1 Preferred Stock	Series D Preferred Stock	Series BRN Preferred Stock	Principal Amount of 2011 Notes
5% or Greater Stockholders(1)
Entities affiliated with Polaris Venture Partners(2)	390,170	964,798	—	—
Flagship Ventures Fund 2004, L.P.	333,288	407,060	—	—
RUSNANO	—	2,759,624	583,333	—
DHK Investments, LLC	250,000	956,781	—	$3,000,000
ARCH Venture Fund VII, L.P.	184,862	457,118	—	—
NanoDimensions L.P.	187,500	423,066	—	500,000

(1)	Additional details regarding these stockholders and their equity holdings are provided in this prospectus under the caption “Principal Stockholders.”
(2)	Represents securities acquired by Polaris Venture Partners V, L.P., Polaris Venture Partners Entrepreneurs’ Fund V, L.P., Polaris Venture Partners Founders’ Fund V, L.P. and Polaris Venture Partners Special Founders’ Fund V, L.P.

Some of our directors are associated with our principal stockholders as indicated in the table below:

Director	Principal Stockholder
Noubar Afeyan, Ph.D.	Flagship Ventures Fund, 2004, L.P.
Amir Nashat, Sc.D.	Entities affiliated with Polaris Venture Partners
Yurii Udaltsov, Cand. Sc.	RUSNANO

Purchase of Restricted Common Stock

In January 2010, we received a full recourse promissory note for $533,005 from Scott Minick, our President and Chief Executive Officer, as consideration for the purchase of shares of our restricted common stock. The term of the note is eight years and has a stated interest rate of 2.45%. Mr. Minick did not make any principal or interest payments in 2011 and 2012 in accordance with the terms of the note. This note was discharged in August 2013.

In May 2010, we received a full recourse promissory note for $189,300 from each of Omid Farokhzad, M.D. and Robert Langer, Sc.D., members of our board of directors, as consideration for the purchase of shares of our restricted common stock. The term of each note is four years and has a stated interest rate of 2.72%. Each of Drs. Farokhzad and Langer paid $50,000 in principal and interest payments in each of 2011 and 2012. These notes were discharged in August 2013.

Investors’ Rights Agreement

We entered into a fourth amended and restated investors’ rights agreement in November 2011, as amended in January 2013, with the holders of our preferred stock, including entities with which certain of our directors are affiliated, and certain holders of our common stock, including our directors Omid Farokhzad, M.D. and Robert Langer, Sc.D. This agreement provides for certain rights relating to the registration of such preferred stockholders’ shares of common stock and common stock issuable upon conversion of their preferred stock and registration of such common stockholders’ shares of common stock and a right of first refusal to purchase future securities sold by us. Except for the registration rights (including the related provisions pursuant to which we have agreed to indemnify the parties to the investors’ rights agreement), all rights under this agreement will terminate upon completion of this offering. The registration rights will continue following the offering and will terminate five years following the completion of this offering, or for any particular holder with registration rights, at such time following this offering when all securities held by that stockholder subject to registration rights may be sold without restriction pursuant to Rule 144 under the Securities Act in a ninety-day period. See “Description of Capital Stock—Registration Rights” for additional information.

Voting Agreement

We entered into a fourth amended and restated voting agreement in November 2011, as amended in November 2012 and January 2013, by and among us and certain of our stockholders, pursuant to which the following directors were elected to serve as members on our board of directors and, as of the date of this prospectus, continue to so serve: Noubar Afeyan, Ph.D.; Omid Farokhzad, M.D.; Peter Barton Hutt; Robert Langer, Sc.D.; Daniel Lynch; Scott Minick; Amir Nashat, Sc.D.; and Yurii A. Udaltsov, Cand. Sc. Pursuant to the voting agreement, Drs. Farokhzad, and Langer were initially selected to serve on our board of directors as representatives of holders of our common stock, as designated by a majority of our common stockholders. Mr. Minick was initially selected to serve on our board of directors in his capacity as our Chief Executive Officer. Drs. Afeyan, Nashat and Udaltsov were initially selected to serve on our board of directors as representatives of holders of our preferred stock, as designated by Flagship Ventures Fund 2004, L.P., Polaris Venture Partners V, L.P. and RUSNANO, respectively. Mr. Hutt was initially selected to serve on our board of directors as an independent director, as designated by a majority of the other directors. Mr. Lynch was initially selected to serve on our board of directors as an additional director, as designated by a majority of the other directors.

The above provision of the voting agreement will terminate upon the closing of this offering, and members previously elected to our board of directors pursuant to this agreement will continue to serve as directors until they resign, are removed or their successors are duly elected by the holders of our common stock. The composition of our board of directors after this offering is described in more detail under “Management—Board Composition and Election of Directors.”

In addition, pursuant to the voting agreement, we, as the sole equity holder of our Russian subsidiary, BIND RUS, LLC, elected the following directors of BIND RUS who, as of the date of this prospectus, continue to so serve: Jeff Hrkach; Scott Minick; Elmira Safarova; Leysan Shaydullina; and Vasily Kostyanovsky. Pursuant to the voting agreement, Messrs. Hrkach and Minick and Ms. Safarova were selected to serve on the BIND RUS board of directors, as designated by our board of directors. Messrs. Shaydullina and Kostyanovsky were selected to serve on the BIND RUS board of directors, as designated by RUSNANO.

The above provision of the voting agreement related to the BIND RUS board of directors will terminate as of the date all shares of Series BRN preferred stock purchased by RUSNANO convert into our common stock, and members previously elected to the BIND RUS board of directors pursuant to this agreement will continue to serve as directors until they resign, are removed or their successors are duly elected by us, as the sole equity holder of BIND RUS.

Employment Agreements

We have entered into employment agreements with our named executive officers. We have also entered into an employment agreement with the Chairman of our board of directors, Daniel Lynch, unrelated to his service as a director and pursuant to which he provides management services to us as requested by our board. For more information regarding the agreements with our named executive officers and compensation paid to Mr. Lynch for these services, see “Executive and Director Compensation—Executive Compensation Arrangements and —Director Compensation.”

Consulting Agreements

We entered into consulting agreements with Drs. Farokhzad and Langer in October 2006, as subsequently amended, pursuant to which each individual provides consulting services to us unrelated to his service as a director. For more information regarding the compensation paid to Drs. Farokhzad and Langer for these services, see “Executive and Director Compensation—Director Compensation.”

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us or will require us to indemnify each director (and in certain cases their related venture capital funds) and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer. For further information, see “Executive and Director Compensation—Limitation of Liability and Indemnification.”

Stock Option Grants to Executive Officers and Directors

We have granted stock options to our executive officers and certain of our directors as more fully described in the section entitled “Executive and Director Compensation.”

Policies and Procedures for Related Person Transactions

Our board of directors has adopted a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock, as of June 15, 2013, and as adjusted to reflect the sale of shares of common stock in this offering, by:

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers directors;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Applicable percentage ownership is based on 29,022,666 shares of common stock outstanding as of June 15, 2013, assuming the conversion of all outstanding shares of preferred stock into common stock. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days of June 15, 2013 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless noted otherwise, the address of all listed stockholders is 325 Vassar Street, Cambridge, Massachusetts 02139. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Number of Shares Beneficially Owned Prior to Offering	Percentage of Shares Beneficially Owned
Name of Beneficial Owner		Prior to Offering	After Offering
5% or Greater Stockholders
Entities affiliated with Polaris Venture Partners V, L.P.(1)	5,219,708	18.0%
Flagship Ventures Fund 2004, L.P.(2)	4,041,655	13.9%
RUSNANO(3)	3,342,957	11.5%
DHK Investments, LLC(4)	2,486,781	8.6%
ARCH Venture Fund VII, L.P.(5)	2,473,090	8.5%
NanoDimension, L.P. (6)	1,755,009	6.0%
Named Executive Officers and Directors
Scott Minick(5)(7)	1,236,946	4.1%
Greg Berk, M.D.(8)	97,606	*
Jeff Hrkach, Ph.D.(9)	292,648	1.0%
Daniel Lynch(10)	182,470	*
Noubar Afeyan, Ph.D.(2)	4,041,655	13.9%
Omid Farokhzad, M.D.(11)	960,000	3.3%
Peter Barton Hutt(12)	123,333	*
Robert Langer, Jr., Sc. D.(13)	2,225,000	7.6%
Amir Nashat, Sc. D.(1)	—	—
Yurii Udaltsov, Cand. Sc.(3)	3,342,957	11.5%
All executive officers and directors as a group (13 persons)(14)	13,063,724	40.6%

*	Less than 1%.

(footnotes on following page)

(1)	Includes (a) 5,036,671 shares of common stock held by Polaris Venture Partners V, L.P., or Polaris V, (b) 98,165 shares of common stock held by Polaris Venture Partners Entrepreneurs’ Fund V, L.P., or Polaris EFund V, (c) 34,502 shares of common stock held by Polaris Venture Partners Founders’ Fund V, L.P., or Polaris FFund V, and (d) 50,370 shares of common stock held by Polaris Venture Partners Special Founders’ Fund V, L.P., or Polaris SFFund V and, together with Polaris V, Polaris EFund V and Polaris FFund V, collectively the Funds. Each of the Funds has the sole voting and investment power with respect to the shares directly held by it. The general partner of each of the Funds is Polaris Venture Management Co. V, LLC, or Polaris Management. Polaris Management may be deemed to have sole voting and investment power with respect to the shares held by the Funds, and disclaims beneficial ownership of all the shares held by the Funds except to the extent of its proportionate pecuniary interest therein. The members of North Star Venture Management 2000, LLC, Terrence McGuire and Jonathan Flint, collectively the Management Members, are also members of Polaris Management, and as members of the general partner, they may be deemed to share voting and investment power over the shares held by the Funds. The Management Members disclaim beneficial ownership of such shares, except to the extent of their proportionate pecuniary interest therein. Dr. Nashat, one of our directors, has a non-voting interest in Polaris Management. Dr. Nashat disclaims beneficial ownership of all the shares held by the Funds except to the extent of his proportionate pecuniary interest therein. The mailing address of the beneficial owner is c/o Polaris Venture Partners, 1000 Winter Street, Suite 3350, Waltham, MA 02451.
(2)	The general partner of Flagship Ventures Fund 2004, L.P. , or Flagship, is Flagship Ventures General Partner LLC, or Flagship LLC. Dr. Afeyan, one of our directors, and Edwin M. Kania, Jr. are the managers of Flagship LLC. As a result, each of Flagship LLC , Dr. Afeyan and Mr. Kania may be deemed to possess voting and investment control over, and may be deemed, to have indirect beneficial ownership with respect to, all shares held by Flagship. Neither Flagship LLC , Dr. Afeyan nor Mr. Kania owns directly any of the shares. Each of Flagship LLC, Dr. Afeyan and Mr. Kania disclaims beneficial ownership of the shares held by Flagship except to the extent of their pecuniary interest therein. The mailing address of the beneficial owner is One Memorial Drive, 7th Floor, Cambridge, MA 02142.
(3)	RUSNANO is an open joint stock company organized under the laws of the Russian Federation. The Russian Federation owns 100% of RUSNANO. The management board of RUSNANO has voting and investment power with respect to the shares held by RUSNANO. Dr. Udaltsov, one of our directors, is a member of the RUSNANO management board. To the extent that Dr. Udaltsov is deemed to be a beneficial owner and share voting and investment power with respect to the shares held by RUSNANO, Dr. Udaltsov disclaims beneficial ownership of the shares held by RUSNANO, except to the extent of his pecuniary interest therein. The mailing address of the beneficial owner is 10A prospect 60-letiya Oktyabrya, Moscow, Russia 117036.
(4)	Mr. Koch beneficially owns the shares held by DHK Investments, LLC. He is the sole Manager and sole beneficial owner of DHK Investments, LLC. The mailing address of the beneficial owner is 4111 East 37th Street, North Wichita, KS 67220.
(5)	Includes 2,473,090 shares of common stock held by ARCH Venture Fund VII, L.P., or ARCH Fund VII. The sole general partner of ARCH Fund VII is ARCH Venture Partners VII, L.P., or ARCH Partners VII, which may be deemed to be the beneficial owner of the shares held by ARCH Fund VII. The sole general partner of ARCH Partners VII is ARCH Venture Partners VII, LLC, or ARCH VII LLC, which may be deemed to be the beneficial owner of the shares held by ARCH Fund VII. ARCH Partners VII and ARCH VII LLC disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The managing directors of ARCH VII LLC are Keith Crandell, Clinton Bybee and Robert Nelsen, and they may be deemed to beneficially own the shares held by ARCH Fund VII. Messrs. Crandell, Bybee and Nelsen disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. Mr. Minick owns an interest in ARCH Partners VII but does not have voting or investment control over the shares held by ARCH Fund VII. The mailing address of the beneficial owner is c/o ARCH Venture Partners, 8725 W. Higgins Road, Suite 290, Chicago, IL 60631.
(6)

NanoDimension Management Limited, or ND GP, serves as the general partner of NanoDimension, L.P. and possesses the power to direct the voting and investment of the shares owned by NanoDimension, L.P. To the extent that ND GP may be deemed to beneficially own the shares held by NanoDimension, L.P., ND

GP disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. ND GP owns no securities of the Company directly. Jonathan Nicholson and Richard Coles are the members of the board of directors of ND GP. To the extent Messrs. Nicholson and Coles may be deemed to beneficially own the shares held by NanoDimension, L.P., they disclaim beneficial ownership of such shares, except to the extent of their respective pecuniary interest therein. The mailing address of the beneficial owner is c/o Governor’s Square, Unit 3-213-6, 23 Lime Tree Bay Ave, Grand Cayman, Cayman Islands KY1-1302.

(7)	Includes (a) 110,657 shares of restricted common stock which are subject to our right of repurchase within 60 days of June 15, 2013, and (b) 78,240 shares which Mr. Minick has the right to acquire pursuant to outstanding options which are or will be immediately exercisable within 60 days of June 15, 2013.
(8)	Includes 97,606 shares which Dr. Berk has the right to acquire pursuant to outstanding options which are or will be immediately exercisable within 60 days of June 15, 2013.
(9)	Includes (a)175,400 shares which Dr. Hrkach has the right to acquire pursuant to outstanding options which are immediately exercisable, none of which would be subject to our right of repurchase within 60 days of June 15, 2013, and (b) 117,248 shares which Dr. Hrkach has the right to acquire pursuant to outstanding options which are or will be immediately exercisable within 60 days of June 15, 2013.
(10)	Includes 182,470 shares which Mr. Lynch has the right to acquire pursuant to outstanding options which are or will be immediately exercisable within 60 days of June 15, 2013.
(11)	Includes (a) 57,257 shares of restricted common stock which are subject to our right of repurchase within 60 days of June 15, 2013, and (b) 329,627 shares which Dr. Farokhzad has the right to acquire pursuant to outstanding options which are immediately exercisable, 61,806 of which would be subject to our right of repurchase within 60 days of June 15, 2013.
(12)	Includes 123,333 shares which Mr. Hutt has the right to acquire pursuant to outstanding options which are or will be immediately exercisable within 60 days of June 15, 2013.
(13)	Includes (a) 57,257 shares of restricted common stock which are subject to our right of repurchase within 60 days of June 15, 2013, and (b) 329,627 shares which Dr. Langer has the right to acquire pursuant to outstanding options which are immediately exercisable, 61,806 of which would be subject to our right of repurchase within 60 days of June 15, 2013.
(14)	Includes shares of restricted common stock which are subject to our right of repurchase, shares of common stock issuable upon the early exercise of options and shares of common stock issuable upon the exercise of outstanding options which are or will immediately exercisable, as set forth in footnotes (7) to (13).

DESCRIPTION OF CAPITAL STOCK

General

Following the closing of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. The following description summarizes some of the terms of our restated certificate of incorporation and amended and restated by-laws that will become effective upon the closing of this offering, our outstanding warrants, the investors’ rights agreement and of the General Corporation Law of the State of Delaware. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our restated certificate of incorporation, amended and restated by-laws, warrants and investors’ rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the General Corporation Law of the State of Delaware. The description of our common stock and preferred stock reflects changes to our capital structure that will occur upon the closing of this offering.

Common Stock

As of June 30, 2013, there were                 shares of our common stock outstanding and held of record by stockholders, assuming the conversion of all outstanding shares of preferred stock into common stock.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our restated certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options

As of June 30, 2013, options to purchase                 shares of our common stock were outstanding under our 2006 stock incentive plan, of which         were exercisable and of which         were vested as of that date.

Warrants

In June 2008, in connection with a line of credit for the purchase of equipment, we issued a warrant to GE Financial which is immediately exercisable for 8,000 shares of our Series B preferred stock, at an exercise price of $2.50 per share. Immediately prior to the closing of this offering, this warrants will become exercisable for 8,000 shares of common stock at an exercise price of $2.50 per share. This warrant expires in June 2018.

In January and June 2011, in connection with the original closing of, and borrowings made under, our credit facility, we issued warrants to Hercules Technology III, L.P., or Hercules, which warrants are immediately exercisable for an aggregate of 150,000 shares of our Series C-1 preferred stock, at an exercise price of $4.00 per share. Immediately prior to the closing of this offering, these warrants will become exercisable for 150,000 shares of common stock at an exercise price of $4.00 per share. These warrants expire in January 2021.

In June 2013, in connection with the closing of our amended and restated credit facility with Hercules, we issued a warrant to Hercules, which warrant is immediately exercisable for an aggregate of 36,963 shares of our Series D preferred stock, at an exercise price of $6.00 per share. If Hercules funds the second advance under the facility, the warrants will become exercisable for an additional 24,641 shares of Series D preferred stock, for a total of 61,604 shares. Immediately prior to the closing of this offering, this warrant will become exercisable for 36,963 shares of common stock at an exercise price of $6.00 per share. This warrant will expire five years from the effective date of the registration statement of which this prospectus is a part.

Each of the above warrants has a net exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares of our common stock based on the fair market value of our common stock at the time of the net exercise of the warrant after deduction of the aggregate exercise price. These warrants also contain provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrants in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations.

Registration Rights

As of June 30, 2013, holders of                 shares of our common stock or their transferees will be entitled to the following rights with respect to the registration of such shares for public resale under the Securities Act, pursuant to an investors’ rights agreement by and among us and certain of our stockholders. The registration of shares of common stock as a result of the following rights being exercised would enable holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective.

Demand Registration Rights

If at any time beginning 180 days after the closing date of this offering the holders of at least 50% of the registrable securities request in writing that we effect a registration with respect to all or part of such registrable securities then outstanding, we may be required to register their shares. We are obligated to effect at most two registrations in response to these demand registration rights. If the holders requesting registration intend to distribute their shares by means of an underwriting, the managing underwriter of such offering will have the right to limit the numbers of shares to be underwritten for reasons related to the marketing of the shares.

Piggyback Registration Rights

If at any time after this offering we propose to register any shares of our common stock under the Securities Act, subject to certain exceptions, the holders of registrable securities will be entitled to notice of the registration and to include their shares of registrable securities in the registration. If our proposed registration involves an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.

Form S-3 Registration Rights

If, at any time after we become entitled under the Securities Act to register our shares on a registration statement on Form S-3, the holders of at least 50% of the registrable securities request in writing that we effect a registration with respect to registrable securities at an aggregate price to the public in the offering of at least $1.0 million, we will be required to effect such registration; provided, however, that we will not be required to effect such a registration if, within that calendar year, we have already effected two registrations on Form S-3 for the holders of registrable securities.

Expenses

Ordinarily, other than underwriting discounts and commissions, we will be required to pay all expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all registration and filing fees, printing expenses, fees and disbursements of our counsel, reasonable fees and disbursements of a counsel for the selling securityholders and blue sky fees and expenses.

Termination of Registration Rights

The registration rights terminate upon the earlier of five years after the effective date of the registration statement of which this prospectus is a part, or, with respect to the registration rights of an individual holder, when the holder can sell all of such holder’s registrable securities in a 90-day period without restriction with Rule 144 of the Securities Act.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and By-laws

Some provisions of Delaware law, our restated certificate of incorporation and our amended and restated by-laws could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability of our board of directors, without action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our amended and restated by-laws provide that a special meeting of stockholders may be called only by our chairman of the board, chief executive officer or president, or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated by-laws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our restated certificate of incorporation and amended and restated by-laws eliminate the right of stockholders to act by written consent without a meeting.

Staggered Board

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management—Board Composition and Election of Directors.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

Our restated certificate of incorporation provides that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of the total voting power of all of our outstanding voting stock entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our restated certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock and the provision prohibiting cumulative voting, would require approval by holders of at least two-thirds of the total voting power of all of our outstanding voting stock.

The provisions of Delaware law, our restated certificate of incorporation and our amended and restated by-laws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                 .

NASDAQ Global Market

We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “BIND.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we have applied to have our common stock listed on the NASDAQ Global Market, we cannot assure you that there will be an active public market for our common stock.

Upon the closing of this offering, we will have outstanding an aggregate of                 shares of common stock, assuming the issuance of                 shares of common stock offered by us in this offering. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining                 shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. We expect that substantially all of these shares will be subject to the 180-day lock-up period under the lock-up agreements described below.

In addition, of the                 shares of our common stock that were subject to stock options outstanding as of June 30, 2013, options to purchase                 shares of common stock were vested as of June 30, 2013 and, upon exercise, these shares will be eligible for sale subject to the lock–up agreements described below and Rules 144 and 701 under the Securities Act.

Lock-Up Agreements

We and each of our directors and executive officers and holders of substantially all of our outstanding capital stock, who collectively own                 shares of our common stock, based on shares outstanding as of March 31, 2013, have agreed that, without the prior written consent of Credit Suisse Securities (USA) LLC and Cowen and Company, LLC on behalf of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Securities and Exchange Commission and NASDAQ concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our stock plans. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

Registration Rights

Upon the closing of this offering, the holders of             shares of common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or foreign tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (“IRS”) in effect as of the date of this offering. These authorities may change or be subject to differing interpretations. Any such change may be applied retroactively in a manner that could adversely affect a non-U.S. holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to non-U.S. holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a non-U.S. holder’s particular circumstances, including the impact of the unearned income Medicare contribution tax. In addition, it does not address consequences relevant to non-U.S. holders subject to particular rules, including, without limitation:

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes;

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code; and

•	tax-qualified retirement plans.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT INTENDED AS TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor a partnership for United States federal income tax purposes. A U.S. person is any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has made a valid election under applicable Treasury Regulations to continue to be treated as a United States person.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions on our common stock, such distributions of cash or property on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below in the section relating to the sale or disposition of our common stock.

Subject to the discussion below on backup withholding and foreign accounts, dividends paid to a non-U.S. holder of our common stock that are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty).

Non-U.S. holders will be entitled to a reduction in or an exemption from withholding on dividends as a result of either (a) an applicable income tax treaty or (b) the non-U.S. holder holding our common stock in connection with the conduct of a trade or business within the United States and dividends being paid in connection with that trade or business. To claim such a reduction in or exemption from withholding, the non-U.S. holder must provide the applicable withholding agent with a properly executed (a) IRS Form W-8BEN claiming an exemption from or reduction of the withholding tax under the benefit of an income tax treaty between the United States and the country in which the non-U.S. holder resides or is established, or (b) IRS Form W-8ECI stating that the dividends are not subject to withholding tax because they are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States, as may be applicable. These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced rate under an applicable income tax treaty, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), then, although exempt from U.S. federal withholding tax (provided the non-U.S. holder provides appropriate certification, as described above), the non-U.S. holder will be subject to U.S. federal income tax on such dividends on a net income basis at the regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Sale or Other Taxable Disposition

Subject to the discussions below on backup withholding and foreign accounts, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States) provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we are not currently and do not anticipate becoming a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our other business assets and our non-U.S. real property interests, however, there can be no assurance we are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to U.S. federal income tax if such class of stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually or constructively, 5% or less of such class of our stock throughout the shorter of the five-year period ending on the date of the sale or other disposition or the non-U.S. holder’s holding period for such stock.

Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

A non-U.S. holder will not be subject to backup withholding with respect to payments of dividends on our common stock we make to the non-U.S. holder, provided the applicable withholding agent does not have actual knowledge or reason to know such holder is a United States person and the holder certifies its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI, or other applicable certification. However, information returns will be filed with the IRS in connection with any dividends on our common stock paid to the non-U.S. holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Information reporting and backup withholding may apply to the proceeds of a sale of our common stock within the United States, and information reporting may (although backup withholding generally will not) apply to the proceeds of a sale of our common stock outside the United States conducted through certain U.S.-related financial intermediaries, in each case, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder on IRS Form W-8BEN or other applicable form (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under the Foreign Account Tax Compliance Act (“FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders.

The withholding provisions described above will generally apply to payments of dividends made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of stock on or after January 1, 2017. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules we may treat the entire distribution as a dividend. Prospective investors should consult their tax advisors regarding these withholding provisions.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement to be dated the date of this prospectus, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Cowen and Company, LLC are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Cowen and Company, LLC
Stifel, Nicolaus & Company, Incorporated
JMP Securities LLC
Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to             additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel including the validity of the shares, and subject to other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The offering of the shares by the underwriters is also subject to the underwriters’ right to reject any order in whole or in part.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of up to $         per share. The underwriters and the selling group members may allow a discount of $         per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and selling concession and discount to broker/dealers.

The following table summarizes the compensation we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$

We estimate that our out of pocket expenses for this offering (not including any underwriting discounts and commissions) will be approximately $            .

We have agreed to reimburse the underwriters for expenses of up to $         related to clearance of this offering with the Financial Industry Regulatory Authority, Inc., or FINRA.

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Cowen and Company, LLC for a period of 180 days after the date of this prospectus except issuances pursuant to the conversion or exchange of convertible or exchangeable securities outstanding on the date hereof or the exercise of warrants or options outstanding on the date hereof, grants of employee stock options pursuant to our existing plans or issuances pursuant to the exercise of such employee stock options.

Our officers, directors and all of our existing security holders have agreed that they will not, subject to customary exceptions, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Cowen and Company, LLC for a period of 180 days after the date of this prospectus.

The underwriters have reserved for sale at the initial public offering price up to                 shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

We have agreed to indemnify the several underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “BIND.”

Prior to the offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In determining the initial public offering price, we and the representatives expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the underwriters;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the recent market prices of, and demand for, publicly-traded common stock of generally comparable companies;

•	the general condition of the securities markets at the time of the offering; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that shares of our common stock will trade in the public market at or above the initial public offering price.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, creating a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

Other Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of shares which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares in circumstances in which Section 21 of the FSMA does not apply to us; and

(b)	it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Boston, Massachusetts. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, Menlo Park, California.

EXPERTS

The financial statements as of December 31, 2011 and 2012, and for the years then ended, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

BIND THERAPEUTICS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2011, December 31, 2012 and March 31, 2013 (unaudited) and March 31, 2013 Pro Forma (unaudited)	F-3

Consolidated Statements of Operations for the years ended December 31, 2011, December 31, 2012, and for the three months ended March 31, 2012 (unaudited) and March 31, 2013 (unaudited)	F-4

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2011 and December 31, 2012 and for the three months ended March 31, 2012 (unaudited) and March 31, 2013 (unaudited)	F-5

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ (Deficit) Equity for the years ended December 31, 2011 and December 31, 2012 and for the three months ended March 31, 2013 (unaudited)

F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2011, December 31, 2012, and for the three months ended March 31, 2012 (unaudited) and March 31, 2013 (unaudited)	F-8

Notes to Consolidated Financial Statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

BIND Therapeutics, Inc.

Cambridge, Massachusetts

We have audited the accompanying consolidated balance sheets of BIND Therapeutics, Inc. (formerly known as BIND Biosciences, Inc.) and subsidiaries (the “Company”) as of December 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ (deficit) equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of BIND Therapeutics, Inc. and subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

June 28, 2013

BIND THERAPEUTICS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (In Thousands, Except Share Data and Par Value)

	December 31,		March 31, 2013	Proforma March 31, 2013
	2011	2012
			(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$22,440	$4,886	$11,899
Short-term investments	3,249	—	—
Accounts receivable	290	56	180
Prepaid expenses and other current assets	545	1,430	1,078

Total current assets	26,524	6,372	13,157
Property and equipment, net	2,556	4,076	4,519
Other assets	160	249	148
Restricted cash	808	1,973	1,959

Total	$30,048	$12,670	$19,783

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$1,965	$2,079	$2,136
Accounts payable	515	1,166	1,976
Accrued expenses	1,423	1,399	1,649
Deferred revenue	112	646	4,644
Deferred rent	246	469	479

Total current liabilities	4,261	5,759	10,884

Long-term liabilities:
Long-term debt	3,166	1,256	737
Preferred stock warrant liability	744	404	537
Deferred rent	440	1,888	1,767

Total long-term liabilities	4,350	3,548	3,041

Total liabilities	8,611	9,307	13,925

Commitments (Note 12)
Redeemable convertible preferred stock (Note 9)	74,319	79,286	89,212

Stockholders’ (deficit) equity:
Common stock, $0.0001 par value—authorized, 40,000,000 shares; 6,119,624 shares issued and 5,210,069 shares outstanding at December 31, 2011, 6,128,855 shares issued and 5,637,558 shares outstanding at December 31, 2012, 6,128,855 shares issued and 5,742,123 shares outstanding at March 31, 2013, and 27,573,052 issued and 27,186,321 outstanding, proforma	1	1	1
Loans due from stockholders	(785)	(704)	(682)
Additional paid in capital	—	—	—
Accumulated deficit	(51,695)	(75,205)	(82,529)
Accumulated other comprehensive loss	(403)	(15)	(144)

Total stockholders’ (deficit) equity	(52,882)	(75,923)	(83,354)

Total	$30,048	$12,670	$19,783

See notes to consolidated financial statements.

BIND THERAPEUTICS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (In Thousands, Except Share and Per Share Data)

	Years Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
			(Unaudited)
Revenue	$905	$1,047	$344	$1,488

Operating expenses:
Research and development	11,440	13,052	3,241	5,657
General and administrative	4,787	6,625	1,130	1,967

Total operating expenses	16,227	19,677	4,371	7,624

Loss from operations	(15,322)	(18,630)	(4,027)	(6,136)
Other income (expense)
Interest income	37	69	5	43
Interest expense	(1,708)	(710)	(176)	(134)
Change in fair value of preferred stock stock warrant liability	(269)	340	2	(133)
Foreign currency transaction gain (loss)	407	(309)	(623)	72

Net Loss	(16,855)	(19,240)	(4,819)	(6,288)
Accretion of redeemable convertible preferred stock	(2,967)	(4,967)	(1,243)	(1,335)

Net loss attributable to common stock holders	$(19,822)	$(24,207)	$(6,062)	$(7,623)

Net loss per share attributable to common stockholders:
Basic and diluted	$(4.01)	$(4.47)	$(1.15)	$(1.34)
Weighted average common shares outstanding:
Basic and diluted	4,944,156	5,420,966	5,259,035	5,686,438
Pro forma net loss per share attributable to common stockholders (unaudited):
Basic and diluted		$(0.76)		$(0.23)
Pro forma weighted average common shares outstanding (unaudited):
Basic and diluted		25,415,549		27,130,635

See notes to consolidated financial statements.

BIND THERAPEUTICS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (In Thousands)

	Years Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
			(Unaudited)
Net loss	$(16,855)	$(19,240)	$(4,819)	$(6,288)

Other comprehensive (loss) income:
Foreign currency translation adjustments	(403)	388	673	(129)

Comprehensive loss	$(17,258)	$(18,852)	$(4,146)	$(6,417)

See notes to the consolidated financial statements

BIND THERAPEUTICS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY (In Thousands, Except Share Data and Par Value)

	Redeemable Convertible Preferred Stock, $0.0001 Par Value		Common Stock, $0.0001 Par Value		Loans Due from Stockholders	Additional Paid-In Capital	Total Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
	Shares	Amount	Shares	Amount
BALANCE—January 1, 2011	15,536,838	$46,733	4,475,652	$1	$(864)	$—	$(33,315)	$—	$(34,178)
Vesting of common stock			664,017
Stock-based compensation						243			243
Accrued interest on stockholder note					(21)				(21)
Payments of stockholder notes					100				100
Issuance of Series D redeemable convertible preferred stock—net of issuance costs of $516	3,874,412	21,531				1,199			1,199
Issuance of Series BRN redeemable convertible preferred stock—net of issuance costs of $412	583,333	3,088							—
Exercise of stock options			70,400
Accretion of issuance costs to redemption value		153				(153)			(153)
Accrued dividends on redeemable convertible preferred stock		2,814				(1,289)	(1,525)		(2,814)
Other comprehensive (loss) income								(403)	(403)
Net loss							(16,855)		(16,855)

BALANCE—December 31, 2011	19,994,583	74,319	5,210,069	1	(785)	—	(51,695)	(403)	(52,882)
Vesting of common stock			418,259						—
Stock-based compensation						693			693
Accrued interest on stockholder note					(19)				(19)
Payments of stockholder notes					100				100
Exercise of stock options			9,230			4			4
Accretion of issuance costs to redemption value		472				(472)			(472)
Accrued dividends on redeemable convertible preferred stock		4,495				(225)	(4,270)		(4,495)
Other comprehensive (loss) income								388	388
Net loss							(19,240)		(19,240)

BALANCE—December 31, 2012	19,994,583	$79,286	5,637,558	$1	$(704)	$—	$(75,205)	$(15)	$(75,923)

See notes to consolidated financial statements.

BIND THERAPEUTICS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY (In Thousands, Except Share Data and Par Value)

	Redeemable Convertible Preferred Stock, $0.0001 Par Value		Common Stock, $0.0001 Par Value		Loans Due from Stockholders	Additional Paid-In Capital	Total Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
	Shares	Amount	Shares	Amount
BALANCE—December 31, 2012	19,994,583	$79,286	5,637,558	$1	$(704)	$—	$(75,205)	$(15)	$(75,923)
Vesting of common stock (Unaudited)			104,565						—
Issuance of Series D redeemable convertible preferred stock in 2013—net of issuance costs of $107 (Unaudited)	1,449,614	8,591
Stock-based compensation (Unaudited)						299			299
Accrued interest on stockholder note (Unaudited)					(3)				(3)
Payments of stockholder notes (Unaudited)					25				25
Accretion of issuance costs to redemption value (Unaudited)		115				(115)			(115)
Accrued dividends on redeemable convertible preferred stock (Unaudited)		1,220				(184)	(1,036)		(1,220)
Other comprehensive (loss) income (Unaudited)								(129)	(129)
Net loss (Unaudited)							(6,288)		(6,288)

BALANCE—March 31, 2013 (Unaudited)	21,444,197	$89,212	5,742,123	$1	$(682)	$—	$(82,529)	$(144)	$(83,354)

See notes to consolidated financial statements.

BIND THERAPEUTICS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (In Thousands)

	Years Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
			(Unaudited)
Cash flows from operating activities:
Net loss	$(16,855)	$(19,240)	$(4,819)	$(6,288)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	736	1,167	217	328
Stock-based compensation	243	693	98	299
Deferred rent and lease incentives	336	(238)	(39)	(110)
Noncash interest expense	1,323	223	33	51
Noncash interest income	(13)	(13)	(3)	(3)
Change in fair value of warrant liability	269	(340)	(2)	133
Increase (decrease) in cash and cash equivalents from:
Accounts receivable	131	234	58	(124)
Prepaid expenses and other current assets	(145)	(857)	(90)	329
Accounts payable and accrued expenses	1,119	613	(799)	976
Other assets	(248)	—	—	—
Deferred revenue	112	520	(112)	4,021
Other liabilities	(33)	—	—	—

Net cash used in operating activities	(13,025)	(17,238)	(5,458)	(388)

Cash flows from investing activities:
Purchases of property and equipment	(1,584)	(793)	(318)	(700)
Proceeds from sale of property and equipment	—	18	—	—
Proceeds from repayment of stockholder loans	92	94	25	25
Increase in restricted cash and other assets	(295)	(1,257)	—	67
Maturities of short-term investments	9,500	4,499	501	—
Purchases of short-term investments	(3,249)	(1,250)	(1,250)	—

Net cash provided by (used in) investing activities	4,464	1,311	(1,042)	(608)

Cash flows from financing activities:
Proceeds from issuance of Series D redeemable convertible preferred stock—net	16,734	—	—	8,591
Proceeds from issuance of Series BRN redeemable convertible preferred stock—net	3,088	—	—	—
Proceeds from issuance of common stock	—	4	—	—
Payments under capital lease	(9)	(297)	(139)	(12)
Borrowings under line of credit agreement	5,150	—	—	—
Proceeds from convertible loans	4,750	—	—	—
Repayments of line of credit	(688)	(1,674)	(293)	(487)

Net cash provided by (used in) financing activities	29,025	(1,967)	(432)	8,092

Effect of exchange rate on cash	(403)	340	646	(83)

Increase (decrease) in cash and cash equivalents	20,061	(17,554)	(6,286)	7,013
Cash and cash equivalents—Beginning of year	2,379	22,440	22,440	4,886

Cash and cash equivalents—End of year	$22,440	$4,886	$16,154	$11,899

Noncash investing activities:
Property and equipment purchases included in accounts payable	$111	$7	$85	$87

Noncash financing activities:
Fair value of warrants allocated to debt discount	$304	$—	$—	$—

Fair value of warrants allocated to deferred finance fees	$155	$—	$—	$—

Accretion of redeemable convertible preferred stock	$2,967	$4,967	$1,243	$1,335

Conversion of notes payable into Series D redeemable convertible preferred stock	$4,797	$—	$—	$—

Supplementary cash flow information—Interest paid	$325	$485	$143	$106

See notes to consolidated financial statements.

BIND THERAPEUTICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of March 31, 2013 and for the three months ended March 31, 2012 and 2013 is unaudited)

1.    NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business—BIND Therapeutics, Inc. (the “Company”) was incorporated on May 19, 2006 as BIND Biosciences, Inc. and officially changed its name to BIND Therapeutics, Inc. in April 2013. The Company is a clinical-stage nanomedicine platform company developing Accurins, the Company’s targeted and programmable therapeutics. The Company’s strategy is to leverage its medicinal nanoengineering platform to develop its own pipeline of Accurins, initially in oncology, as well as Accurins in collaboration with biopharmaceutical companies. Since incorporation, the Company has been engaged in research and development activities, raising capital and recruiting. In 2011, the Company created a Russian subsidiary to perform preclinical and clinical activities in the Russian facilities located in Moscow.

The Company’s success is dependent upon its ability to successfully complete clinical development of and obtain regulatory approval of its drug candidates; successfully commercialize any approved products; generate revenue; meet its obligations; maintain adequate financing; and, ultimately, attain profitable operations.

Basis of Presentation and Management’s Plans—The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from operations and negative operating cash flows since inception, and expects to incur additional operating losses. Subsequent to year-end, the Company raised approximately $34.1 million, net of debt repayment, through the issuance of Series D and Series BRN preferred stock (see Note 9 and Note 15), borrowings under its amended credit facility (see Note 8) and upfront payments received from its three collaboration agreements entered into in 2013 (see Note 3). In addition, the Company has an additional $4 million in borrowings available under its credit facility. Management believes that these resources, along with additional research funding and milestone payments expected to be received under the collaboration agreements in the next twelve months, will be sufficient to fund the Company’s operations for a reasonable period of time.

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, BIND RUS, LLC, a Russian limited liability corporation, and BIND Securities Corporation, a Massachusetts securities corporation. All intercompany accounts and transactions have been eliminated.

Unaudited Interim Financial Statements—The accompanying consolidated interim financial statements as of March 31, 2013 and for the three months ended March 31, 2012 and 2013 and the related interim information contained within the notes to the consolidated financial statements are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements. In the opinion of the Company’s management, the accompanying unaudited interim consolidated financial statements contain all adjustments which are necessary to present fairly the Company’s financial position as of March 31, 2013 and the results of its operations and cash flows for the three months ended March 31, 2012 and 2013. Such adjustments are of a normal and recurring nature. The results for the three months ended March 31, 2013 are not indicative of the results for the year ending December 31, 2013, or for any future period.

Unaudited Pro Forma Information—The unaudited pro forma consolidated balance sheet information as of March 31, 2013 reflects (1) the automatic conversion of 583,333 shares outstanding of Series BRN Preferred Stock into shares of common stock on a 1:1 basis upon the filing of the registration statement on Form S-1 with the Securities and Exchange Commission (“SEC”) (see Note 9) and (2) the conversion of 20,860,864 shares outstanding of redeemable convertible Senior Preferred Stock (See Note 9) into shares of common stock on a 1:1 basis immediately prior to the closing of an initial public offering for an aggregate total of 21,444,197 shares of common stock. For purposes of pro forma basic and diluted loss per share attributable to common stockholders, all shares of redeemable convertible preferred stock have been treated as though they had been converted to common stock in all periods in which such shares were outstanding. Accordingly, the pro forma basic and diluted loss per share attributable to common stockholders do not include the effects of the accretion of redeemable convertible preferred stock to redemption value.

Use of Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities (including clinical trial accrual), and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases estimates and assumptions on historical experience when available and on various factors that it believes to be reasonable under the circumstances. The Company evaluates its estimates and assumptions on an ongoing basis. The Company’s actual results may differ from these estimates under different assumptions or conditions.

Foreign Currency Translation—The functional currency of the Russian subsidiary is the Ruble. All assets and liabilities of the Company’s Russian subsidiary are translated at year-end exchange rates and revenues and expenses are translated at average exchange rates for the year. Translation adjustments are reflected in the accumulated other comprehensive (loss) income component of stockholders’ equity. At December 31, 2011 and 2012 and March 31, 2013, the Company maintained cash, including restricted cash, of $7.4 million, $3.7 million, and $4.8 million respectively, in Russian banks, a portion of which is denominated in U.S. dollars. Accordingly, the amounts denominated in U.S. dollars are subject to transaction gains and losses, which are reported in the accompanying consolidated statement of operations.

Cash and Cash Equivalents and Certificates of Deposit—Cash equivalents are stated at fair value and include short-term, highly liquid investments with remaining maturities of 90 days or less at the date of purchase, consisting of money market funds. Certificates of deposit (included in short-term investments) are stated at fair value and have maturities of up to one year.

Restricted Cash—Restricted cash represents cash deposits held in connection with obligations under facility leases or as performance collateral under the Company’s grant from the Ministry for Industry and Trade of the Russian Federation (see Note 3). Amounts are reported as non-current unless restrictions are expected to be released in the next twelve months.

Concentration of Credit Risk—Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash. Substantially all of the Company’s cash is held at financial institutions that management believes to be of high-credit quality. Deposits with these financial institutions may exceed the amount of insurance provided on such deposits; however, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

During the year ended December 31, 2011, the Company had two customers representing 55% and 39% of total revenue. During the year ended December 31, 2012, the Company had four customers representing 38%, 31%, 16% and 15% of total revenue. For the three month period ended March 31, 2012, the Company had two customers representing 58% and 42% of total revenue. For the three month period ended March 31, 2013, the Company had one customer representing 92% of total revenue.

Property and Equipment—Property and equipment are recorded at cost. Costs associated with maintenance and repairs are expensed as incurred. Depreciation and amortization are provided using the straight-line method over the estimated useful lives:

Asset Category	Useful Lives
Equipment	3–7 years
Furniture and fixtures	3–7 years
Leasehold improvements	3–10 years or the remaining term of respective lease, if shorter

Impairment of Long-Lived Assets—Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When such events occur, the Company compares the carrying amounts of the assets to their undiscounted expected future cash flows. If the undiscounted cash flows are insufficient to recover the carrying value, an impairment loss is recorded for the difference between the carrying value and fair value of the asset. To date, no such impairment has occurred.

Segment and Geographic Information—Operating segments are defined as components of an enterprise (business activity from which it earns revenue and incurs expenses) about which discrete financial information is available and regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Chief Executive Officer. The Company’s chief decision maker reviews consolidated operating results to make decisions about allocating resources and assessing performance for the entire Company. The Company views its operations and manages its business as one operating segment, however the Company operates in two geographic regions: United States (Cambridge, MA) and Russia (Moscow).

Information about the Company’s operations in different geographic regions is presented in the tables below (in thousands):

	Years Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
			(Unaudited)
Revenues:
United States	$905	$724	$344	$1,488
Russia	—	323	—	—

Total Revenues	$905	$1,047	$344	$1,488

	As of December 31,		As of March 31, 2013
	2011	2012
			(Unaudited)
Long-Lived Assets:
United States	$2,556	$3,973	$3,800
Russia	—	103	719

Total Long-Lived Assets	$2,556	$4,076	$4,519

Deferred Rent—Deferred rent consists of rent escalation payment terms, tenant improvement allowances and other incentives received from landlords related to the Company’s operating leases. Rent escalation represents the difference between actual operating lease payments due and straight-line rent expense, which is recorded by the Company over the term of the lease. Tenant improvement allowances and other incentives are recorded as deferred rent and amortized as a reduction of periodic rent expense, over the term of the applicable lease.

Preferred Stock Warrant Liability—The Company accounts for warrants to purchase redeemable convertible preferred stock as liabilities. The warrants are recorded at fair value, estimated using the Black-Scholes option-pricing model, and marked to market at each consolidated balance sheet date with changes in the fair value of the liability recorded in the consolidated statements of operations.

Redeemable Convertible Preferred Stock—The Company classifies redeemable convertible preferred stock that is redeemable outside of the Company’s control outside of permanent equity. The Company recorded such redeemable preferred stock at fair value upon issuance, net of any issuance costs or discounts, and the carrying value is being increased by periodic accretion to its redemption value. In the absence of retained earnings these accretion charges are recorded against additional paid in capital, if any, and then to accumulated deficit.

Revenue Recognition

Collaborative Research and Development and Multiple-Deliverable Arrangements

The Company enters into collaborative arrangements with strategic partners for the development and commercialization of product candidates utilizing the Company’s technologies. The terms of these agreements have typically included multiple deliverables by the Company (for example, license rights, research and development services and manufacturing of clinical materials) in exchange for consideration to the Company of some combination of non-refundable license fees, research and development funding, payments based upon achievement of clinical development or other milestones and royalties in the form of a designated percentage of product sales or profits.

Revenue is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable and collection is reasonably assured. Multiple-deliverable arrangements, such as license and development agreements, are analyzed to determine whether the deliverables can be separated or whether they must be accounted for as a single unit of accounting. When deliverables are separable, consideration received is allocated to the separate units of accounting based on the relative selling price method and the appropriate revenue recognition principles are applied to each unit. When the Company determines that an arrangement should be accounted for as a single unit of accounting, it must determine the period over which the performance obligations will be performed and revenue will be recognized, over the performance period.

Royalty Revenues and Sales-Based Milestones

Under certain of its agreements, the Company may be entitled to royalty revenues and/or milestone payments based on net sales. The Company will recognize royalty revenues and sales-based milestone payments in the period that sales are reported to the Company, assuming all other revenue recognition criteria are met.

Grant Revenue

Revenues from government grants are recognized in the period the Company performs the service.

Deferred Revenue

Amounts received prior to satisfying the above revenue recognition criteria are recorded as deferred revenue in the accompanying consolidated balance sheets. Amounts not expected to be recognized within one year following the balance sheet date are classified as non-current deferred revenue.

Research and Development Costs—Research and development expenses consist of expenses incurred in performing research and development activities, including compensation and benefits for full-time research and development employees, an allocation of facilities expenses, overhead expenses, manufacturing process-development and scale-up activities, clinical trial and related clinical manufacturing expenses, fees paid to clinical research organizations and investigative sites, payments to universities under our license agreements and other outside expenses. Research and development costs are expensed as incurred. Research and development costs that are paid in advance of performance are capitalized as a prepaid expense until incurred.

Stock-Based Compensation—The Company accounts for all share-based payment awards granted to employees and nonemployees using a fair value method. The Company’s share-based payments include stock options and grants of common stock, including common stock subject to vesting. The measurement date for employee awards is the date of grant, and share-based compensation costs are recognized as expense over the employees’ requisite service period, which is the vesting period, on a straight-line basis. The Company issued performance based grants where the vesting of the grant is tied to certain milestone performance and in these cases, the compensation is recognized as expense when the probability of the milestone is met (and stock vested). The measurement date for nonemployee awards is the date the services are completed, resulting in periodic adjustments to stock-based compensation during the vesting period for changes in the fair value of the awards. Stock-based compensation costs for nonemployees are recognized as expense over the vesting period on a straight-line basis. Stock-based compensation is classified in the accompanying consolidated statements of operations based on the department to which the related services are provided.

Net Loss Per Share Attributable to Common Stockholders—Basic net loss attributable to common stockholders per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted net loss attributable to common stockholders per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares and dilutive common stock equivalents outstanding for the period, determined using the treasury-stock method and the as if-converted method, for convertible securities, if inclusion of these is dilutive.

Income Taxes—Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the Company’s consolidated financial statements and tax returns. Deferred tax assets and liabilities are determined based upon the differences between the consolidated financial statement carrying amounts and the tax bases of existing assets and liabilities and for loss and credit carryforwards using enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company assesses its income tax positions and records tax benefits based upon management’s evaluation of the facts, circumstances, and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, the Company records the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit is recognized in the financial statements. The Company classifies interest and penalties associated with such uncertain tax positions as a component of income tax expense. As of December 31, 2012 and March 31, 2013, the Company has not identified any material uncertain tax positions.

Guarantees and Indemnifications—As permitted under Delaware law, the Company indemnifies its officers, directors, and employees for certain events or occurrences while the officer or director is, or was, serving at the Company’s request in such capacity. The term of the indemnification is for the officer’s or director’s lifetime.

The Company leases laboratory and office space in Cambridge, Massachusetts, under a noncancelable operating lease. The Company has standard indemnification arrangements under these leases that require it to indemnify the landlord against any liability for injury, loss, accident, or damage from any claims, actions, proceedings, or costs resulting from certain acts, breaches, violations, or nonperformance under the Company’s lease.

Through December 31, 2012 and March 31, 2013, the Company had not experienced any losses related to these indemnification obligations and no material claims were outstanding. The Company does not expect significant claims related to these indemnification obligations, and consequently, concluded that the fair value of these obligations is negligible, and no related reserves were established.

2.     NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

The following table summarizes the computation of basic and diluted net loss per share attributable to common stockholders of the Company (in thousands, except share and per share data):

	Years Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
			(Unaudited)
Net loss	$(16,855)	$(19,240)	$(4,819)	$(6,288)
Accretion of preferred stock issuance costs to redemption value	(153)	(472)	(119)	(115)
Accrued dividends on redeemable convertible preferred stock	(2,814)	(4,495)	(1,124)	(1,220)

Net loss attributable to common stockholders—basic and diluted	$(19,822)	$(24,207)	$(6,062)	$(7,623)

Weighted-average number of common shares—basic and diluted	4,944,156	5,420,966	5,259,035	5,686,438
Net loss per share attributable to common stockholders—basic and diluted	$(4.01)	$(4.47)	$(1.15)	$(1.34)

Because the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share.

The following potentially dilutive securities outstanding, prior to the use of the treasury stock method or if-converted method, have been excluded from the computation of diluted weighted-average shares outstanding, because such securities had an antidilutive impact due to the losses reported:

	As of
	December 31,		March 31,
	2011	2012	2012	2013
			(Unaudited)
Options to purchase common stock	2,853,246	5,453,818	2,910,790	5,453,818
Warrants to purchase redeemable convertible preferred stock	158,000	158,000	158,000	158,000
Redeemable convertible preferred stock	19,994,583	19,994,583	19,994,583	21,444,197
Unvested restricted stock	909,555	491,296	804,985	386,731

The unaudited pro forma basic and diluted loss per share attributable to common stockholders for the year ended December 31, 2012 and the three months ended March 31, 2013 give effect to the automatic conversion of all shares of redeemable convertible preferred stock upon an initial public offering by treating all shares of redeemable convertible preferred stock as if they had been converted to common stock in all periods in which such shares were outstanding. Accordingly, the pro forma basic and diluted loss per share attributable to common stockholders do not include the effects of the accretion of redeemable convertible preferred stock to redemption value. Shares to be sold in the offering are excluded from the unaudited pro forma basic and diluted loss per share attributable to common stockholders calculations. As the Company incurred net losses for the year ended December 31, 2012 and the three months ended March 31, 2013, there is no income allocation required under the two-class method or dilution attributed to pro forma weighted average shares outstanding in the calculation of pro forma diluted loss per share attributable to common stockholders.

Unaudited pro forma basic and diluted loss per share attributable to common stockholders are computed as follows (in thousands, except share and per share data):

	Year ended December 31, 2012	Three months ended March 31, 2013
	(Unaudited)	(Unaudited)
Pro forma loss per share—basic and diluted
Numerator:
Net loss attributable to common stockholders—basic and diluted	$(24,207)	$(7,623)
Add: Accretion of preferred stock issuance costs to redemption value	472	115
Add: Accrued dividends on redeemable convertible preferred stock	4,495	1,220

Net loss attributable to common stockholders—basic and diluted	$(19,240)	$(6,288)

Denominator:
Weighted average number of shares outstanding—basic and diluted	5,420,966	5,686,438
Add: adjustment to reflect assumed effect of conversion of redeemable convertible preferred stock	19,994,583	21,444,197

Pro forma weighted average number of shares outstanding—basic and diluted	25,415,549	27,130,635

Pro forma basic net loss per share—basic and diluted	$(0.76)	$(0.23)

3.    REVENUE

The Company’s revenue for the periods presented consists of the following (in thousands):

	Years Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
			(Unaudited)
Government grants	$357	$479	$—	$—
Research and development agreements	548	568	344	1,488

Total	$905	$1,047	$344	$1,488

Government Grants—Government grants consist primarily of research grants from the U.S. National Institutes of Health (NIH) and the Ministry for Industry and Trade of the Russian Federation. NIH contracts have been awarded in 2011 and 2010 in the amount of approximately $244,000 and $447,000, respectively, of which approximately $156,000 and $357,000 was recognized in 2012 and 2011, respectively.

The grant from the Ministry for Industry and Trade of the Russian Federation was awarded in October 2012 in the amount of 147.9 million Rubles (RUB) ($4.9 million). A total of 25.9 million RUB ($1.0 million) was received in 2012 of which $0.3 million was recognized as revenue in 2012 with the balance of $0.7 million recorded as deferred revenue at December 31, 2012. Advance funding for the next phase of the contract was received in January 2013 in the amount of 11.7 million RUB ($0.4 million) and is recorded in deferred revenue at March 31, 2013.

Research and Development and Collaboration Agreements—Revenue recognized for research and development agreements in 2011 and 2012 relate principally to agreements with large pharmaceutical companies entered into in 2011 and 2010. Under these agreements, the Company performs research and/or studies to assess the feasibility of developing Accurins incorporating therapeutic payloads from such pharmaceutical companies’ proprietary product portfolios and provides the resulting data from such work to the pharmaceutical companies in exchange for upfront fees that were initially deferred and are being recognized over the performance period.

Amgen, Inc.—In January 2013, the Company entered into a license agreement with Amgen, Inc., pursuant to which the Company granted to Amgen an option to obtain an exclusive worldwide license to develop, manufacture and commercialize an Accurin incorporating a specified Amgen drug candidate for all uses except for some vaccine applications (“Amgen Option”). Amgen may exercise its option during a period of approximately 12 months, beginning on the effective date of the agreement, by paying to the Company a specified option exercise fee. If Amgen exercises its option, it will be solely responsible for all further development and commercialization activities, and must use commercially reasonable efforts to develop, seek regulatory approval for, and commercialize at least one licensed product. If Amgen fails to exercise its option within such time period, then the Company has the right to exercise an exclusive option to obtain a license from Amgen to develop, manufacture and commercialize Accurins containing the Amgen drug candidate.

Under the agreement, the Company received an upfront payment of $5.0 million and has the potential to receive contingent payments totaling up to $111.5 million in the aggregate upon exercise of the option and achievement by Amgen of specified development and regulatory events plus additional contingent payments totaling up to $188 million in the aggregate upon the achievement by Amgen of specified commercial events. If Amgen exercises its option, Amgen will reimburse the Company for all external expenses the Company incurs relating to the agreement after such exercise. Amgen is also obligated to pay certain development costs during the research period. The Company may also receive tiered royalties in the mid-single digit to the low-double digit percentages of aggregate worldwide net sales of licensed products. The Company may receive royalties on a country-by-country and licensed product-by-licensed product basis generally until the expiration of the Amgen patents covering such licensed product.

The Company’s deliverables under the agreement include conducting the research and development program and participation on a Joint Research Committee (“JRC”). The JRC deliverable ends at the same time as the research and development services. The Company’s obligations related to the research and development services are to use commercially reasonable efforts to perform the research as set forth in the design/preclinical collaboration plan. Having determined that the JRC does not have standalone value apart from the research and development program, the Company considered these deliverables as a single unit of accounting. The Company concluded that the Amgen Option is not a deliverable of the agreement because it is a substantive option and is not priced at a significant and incremental discount. The performance period is the expected period over which the services of the combined unit are performed, which the Company expects will span through the end of 2013. The upfront payment will be recognized over the performance period on a straight-line basis. During the three months ending March 31, 2013, the Company recognized $1.4 million related to the amortized portion of the upfront payment.

Pfizer Inc.—In March 2013, the Company entered a research, option and license agreement with Pfizer Inc. pursuant to which the Company granted to Pfizer two options to obtain an exclusive worldwide license to use, develop, manufacture and commercialize Accurins incorporating specified Pfizer drug candidates, for the treatment, prevention and/or diagnosis of any disease or medical condition in humans, except that the licensed rights exclude some vaccine products and products for the treatment of brain cancer. Pfizer may exercise either one or both of its options to acquire the exclusive license for the specified drug candidate during a period of approximately 30 months, beginning on the effective date of the agreement and subject to certain adjustments, by paying the Company a specified option exercise fee. If Pfizer exercises any option, it will be solely responsible for all further development and commercialization activities, and is also solely responsible for obtaining all regulatory approvals licensed products and conducting all communications with regulatory authorities.

Under the agreement, the Company received an upfront payment of $4.0 million and has the potential to receive contingent payments totaling up to $89.5 million in the aggregate under each option upon exercise of option and achievement by Pfizer of specified development and regulatory events plus additional contingent payments totaling up to $110 million in the aggregate under each option upon achievement by Pfizer of specified commercial events. The Company may also receive royalties in the low-single digit to the high-single digit percentages of aggregate worldwide net sales of each licensed product. The Company may receive royalties on a country-by-country and licensed product-by-licensed product basis generally until the expiration of the Pfizer patents covering such licensed product.

The Company’s deliverables under the agreement include the research and development services and participation on a JRC. The JRC deliverable ends at the same time as the research and development services. The Company’s obligations related to the research and development services are to use commercially reasonable efforts to perform the research as set forth in the design/preclinical collaboration plan. The Company determined that the JRC does not have standalone value apart from the research and development services and the Company considered these deliverables a single unit of accounting. The Company concluded that the Pfizer options are not deliverables of the agreement because they are substantive options and are not priced at a significant and incremental discount. The performance period is the expected period over which the services of the combined unit are performed, which the Company expects will span through 2015. The Company is utilizing a proportional performance model to recognize the upfront payment and other research payments (FTE’s and external costs). No revenue was recognized during the three months ended March 31, 2013.

AstraZeneca AB—In April 2013, the Company entered a license agreement with AstraZeneca. Under the agreement, pursuant to which the Company granted to AstraZeneca a worldwide license to research, develop, manufacture and commercialize Accurins incorporating a specified AstraZeneca product candidate for any therapeutic use in humans or animals. This license is exclusive with respect to the Company’s intellectual property rights that arise under this agreement or the feasibility study that preceded it, and non-exclusive with respect to all of the Company’s other intellectual property rights. The Company and AstraZeneca are each responsible for using commercially reasonable efforts to develop licensed products under a development plan that extends a previously completed feasibility study the Company conducted for AstraZeneca. AstraZeneca is required to pay for all of the Company’s development costs. AstraZeneca is also solely responsible for, and must use commercially reasonable efforts in, obtaining all regulatory approvals for licensed products.

Under the agreement, the Company received an upfront payment of $4.0 million and has the potential to receive contingent payments totaling up to $193 million in the aggregate upon achievement by AstraZeneca of specified clinical, regulatory and commercial events. The Company may also receive tiered royalties in the low-single digit to the low-double digit percentages of aggregate worldwide net sales of licensed product. The Company may receive royalties on a country-by-country and licensed product-by-licensed product basis generally until the AstraZeneca patents and any regulatory exclusivity relating to such licensed product expire.

The Company determined that the deliverables under the agreement include the license, the research and development services and participation in the Joint Steering Committee (“JSC”). The JSC deliverable ends at the same time as the research and development services. The Company’s obligations related to the research and development services are to use commercially reasonable efforts to perform the research as set forth in the design/preclinical collaboration plan. The Company also determined that, pursuant to the accounting guidance governing revenue recognition on multiple element arrangements, the license and undelivered research and development services and participation in the JSC do not have standalone value due to the specialized nature of the research services to be provided by the Company. In addition, while AstraZeneca has the ability to grant sublicenses, it cannot sublicense all or substantially all of its rights under the agreement. The uniqueness of the Company’s research services and the limited sublicense right are indicators that standalone value is not present in the arrangement. Therefore the deliverables are not separable and, accordingly, the license and undelivered research and development and JSC services are being treated as a single unit of accounting. When multiple deliverables are accounted for as a single unit of accounting, the Company bases its revenue recognition model on the final deliverable. Under the agreement, the last deliverable to be completed is the research and development services and participation in the JSC which are expected to be completed in 2015. The Company is utilizing a proportional performance model to recognize revenue to recognize the upfront payment and other research payments (FTE’s and external costs). No revenue was recognized during the three months ended March 31, 2013.

4.    PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses as of December 31, 2011 and 2012 and March 31, 2013, consisted of the following (in thousands):

	As of December 31,		As of March 31, 2013
	2011	2012
			(Unaudited)
Prepaid service agreements	$360	$951	$769
VAT receivable	94	228	185
Other prepaid expenses and other current assets	91	251	124

Total prepaid expenses and other current assets	$545	$1,430	$1,078

5.    PROPERTY AND EQUIPMENT, NET

Property and equipment as of December 31, 2011 and 2012 and March 31, 2013, consisted of the following (in thousands):

	As of December 31,		As of March 31, 2013
	2011	2012
			(Unaudited)
Equipment	$3,794	$4,465	$5,236
Leasehold improvements	818	2,459	2,459
Furniture and fixtures	29	94	94

Total property and equipment	4,641	7,018	7,789
Less accumulated depreciation and amortization	(2,085)	(2,942)	(3,270)

Property and equipment—net	$2,556	$4,076	$4,519

Depreciation and amortization expense for the years ended December 31, 2011 and 2012 and for the three months ending March 31, 2012 and 2013 was $0.7 million, $1.2 million, $0.2 million and $0.3 million, respectively.

6.    FAIR VALUE MEASUREMENTS

As of December 31, 2011 and 2012 and as of March 31, 2013, the carrying amounts of cash and cash equivalents, restricted cash, receivables, debt, accounts payable and accrued expenses approximated their estimated fair values because of their short term nature of these financial instruments. Included in cash and cash equivalents as of December 31, 2011 and 2012 and March 31, 2013, are money market fund investments of $14.5 million, $2.7 million and $8.2 million, respectively, which are reported at fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value are performed in a manner to maximize the use of observable inputs and minimize the use of unobservable inputs. The accounting standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:

Level 1—Quoted prices in active markets that are accessible at the market date for identical unrestricted assets or liabilities.

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs for which all significant inputs are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A summary of the assets and liabilities that are measured at fair value as of December 31, 2011 and 2012 and March 31, 2013, is as follows (in thousands):

		Fair Value Measurements Using
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2011
Money market funds(1)	$14,531	$14,531	$—	$—

Certificate of deposit	3,249	3,249	—	—

Total	$17,780	$17,780	$—	$—

Preferred stock warrant liability	$744	$—	$—	$744

December 31, 2012
Money market funds(1)	$2,653	$2,653	$—	$—

Preferred stock warrant liability	$404	$—	$—	$404

March 31, 2013 (Unaudited)
Money market funds(1)	$8,154	$8,154	$—	$—

Preferred stock warrant liability	$537	$—	$—	$537

(1)	Money market funds are included within cash and cash equivalents and restricted cash in the accompanying consolidated balance sheets.

The reconciliation of the Company’s liabilities measured at fair value on a recurring basis using unobservable inputs (Level 3) is as follows (in thousands):

	Years Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
			(Unaudited)
Balance at beginning of period	$16	$744	$744	$404
Fair value of warrants issued	459	—	—	—
Change in fair value of warrants	269	(340)	(2)	133

Balance at end of period	$744	$404	$742	$537

The Company’s warrants were classified as level 3 and valued using the Black-Scholes option pricing model. The fair values were derived by applying the following assumptions:

	As of December 31,		As of March 31,
	2011	2012	2012	2013
			(Unaudited)
Expected volatility	70%	70%	70%	70%
Weighted-average risk-free interest rate	1.89	1.78	1.92	1.90
Expected dividend yield	0%	0%	0%	0%
Expected term (years)	6.5 to 9.0	5.5 to 8.0	6.25 to 8.75	5.25 to 7.75

The preferred stock warrant liability will increase or decrease each period based on the fluctuations of the fair value of the underlying preferred security. A significant fluctuation in the preferred stock fair value would not result in a material increase or decrease in the fair value of the preferred stock warrant liability.

7.    ACCRUED EXPENSES

Accrued expenses as of December 31, 2011 and 2012 and March 31, 2013, consisted of the following (in thousands):

	As of December 31,		As of March 31, 2013
	2011	2012
			(Unaudited)
Accrued expenses	$1,113	$488	$440
Accrued clinical trial costs	125	351	910
Accrued compensation and benefits	185	560	299

Total accrued expenses	$1,423	$1,399	$1,649

8.    LONG-TERM DEBT

Equipment Loans—In June 2008, the Company entered into a line of credit for the purchase of equipment up to $2,000,000 that provided for borrowings through June 2009. During 2009 and 2008, the Company borrowed $0.9 million and $1.1 million, respectively. The total amount outstanding as of December 31, 2011 was $0.2 million. The borrowings have been paid in full in 2012 and all collateral has been released. In connection with the equipment line of credit, the Company issued a warrant to purchase 8,000 shares of Series B redeemable convertible preferred stock at an exercise price of $2.50 per share. The warrant expires in June 2018. The Company estimated the fair value of the warrant at the date of issuance to be approximately $16,000 using the Black-Scholes option-pricing model with the following assumptions: volatility of 70%, life of 10 years, and a risk-free interest rate of 4.09%. The Company determined the fair value of the warrant at the end of each subsequent reporting period using the Black-Scholes option-pricing model (see Note 6).

During 2011, the Company entered into three loans for the purchase of equipment totaling approximately $150,000. The loans are being repaid over three years with interest at a rate of 16%. The total amount outstanding as of December 31, 2011 and 2012 and March 31, 2013 was approximately $137,000, $91,000 and $79,000, respectively

Credit Facility—In January 2011, the Company entered into a loan and security agreement (the credit facility) that provided for borrowings of up to $10,000,000 through March 2011 and then extended the term of the agreement to June 2011. In June 2011, the Company borrowed $5,000,000 under the credit facility, the remaining $5,000,000 available expired and the agreement converted to a three-year term loan. Interest accrues daily on the outstanding balance at the prime rate plus 7.45%, with a minimum of 10.7%. The effective interest rate for the year ended December 31, 2011 was 10.7%. Beginning in February 2012, the loan principal and accrued interest are due in 30 equal monthly installments. The loan can be prepaid at any time with certain additional amounts due based on the date of the prepayment. The loan is secured by the tangible assets of the Company as of the date of the loan and additions acquired thereafter. The credit facility contains certain restrictions on additional indebtedness, stock repurchases, dividend payments and future loans. The total amount outstanding as of December 31, 2011 and 2012 and March 31, 2013 was $5.0 million, $3.3 million and $2.8 million, respectively.

As part of the credit facility and the extension, the Company issued warrants to purchase up to 50,100 shares of Series C-1 preferred stock at an exercise price of $4.00 per share. In connection with the $5,000,000 borrowing, the Company issued a warrant to purchase 99,900 shares of Series C-1 preferred stock at an exercise price of $4.00 per share. The warrants expire in January 2021. The fair value of the warrants issued with the loan and security agreement totaled approximately $155,000 at the date of issuance (January 2011) and was recorded as a warrant liability and deferred financing fees. The fair value of the warrants issued with the borrowing totaled approximately $304,000 at the date of issuance (June 2011) and was recorded as a warrant liability and a discount on the borrowing. The deferred financing fees and the discount are being amortized to interest expense over the three-year term. The conversion right along with the warrants issued with the venture debt resulted in a contingent beneficial conversion for the lender. The intrinsic value of the conversion feature of approximately $61,000 will be recorded if and when the lender exercises their right to convert.

At their respective issuance dates, the warrants were valued using the Black-Scholes option-pricing model with the following assumptions: volatility of 70%, life of 10 years, and a risk-free interest rate of 3.39%. The Company determined the fair value of the warrant at the end of each subsequent reporting period using the Black-Scholes option-pricing model (see Note 6).

In June 2013, the Company amended and restated the credit facility to provide for borrowings of up to $8,500,000 through December 2013. Upon closing in June 2013, the Company borrowed $4,500,000. An additional $4,000,000 is available upon the achievement of certain milestones. The proceeds from the initial borrowing were used to payoff the outstanding balance of $2.3 million on the term loan. Interest accrues daily on the outstanding balance at a rate of 10.25% plus the prime rate less 3.25% (a minimum of 10.25%) and is payable monthly through February 2014. Beginning in March 2014, the loan principal and accrued interest are due in 30 equal monthly installments. The interest-only period can be extended an additional 3 months (or through June 2014) if the second borrowing occurs. The loan can be prepaid at any time with certain additional amounts due based on the date of the prepayment. The loan is secured by the tangible assets of the Company as of the date of the loan and additions acquired thereafter. The credit facility permits the lender to declare a default upon the occurrence of a material adverse event as defined. Under such default, all amounts outstanding under the credit facility would be payable immediately. The credit facility contains certain restrictions on additional indebtedness, stock repurchases, dividend payments and future loans.

As part of the amendment and restatement of the credit facility, the Company agreed to issue warrants to purchase shares of Series D preferred stock with a total value of approximately $370,000, with warrants to purchase 36,963 shares of Series D preferred stock issued with the June 2013 closing and warrants to purchase 24,642 shares of Series D preferred stock to be issued with the second borrowing should it occur. The warrants expire in June 2023. The fair value of the warrants issued at the closing totaled approximately $168,000 and will be recorded as a warrant liability and deferred financing fees. The deferred financing fees will be amortized to interest expense over the debt term. At the issuance dates, the warrants were valued using the Black-Scholes option-pricing model with the following assumptions: volatility of 70%, life of 10 years, and a risk-free interest rate of 2.15%.

Future payments under the Company’s debt agreements as of December 31, 2012 are as follows (in thousands):

2013	$2,079
2014	1,408

3,487
Less current portion	2,079
Less unamortized discount	152

Long-term portion	$1,256

Convertible Notes—In September 2011, the Company issued convertible notes to investors totaling $4,750,000. These notes were converted into Series D redeemable convertible preferred stock in November 2011 at a discount of 25%. The conversion discount resulted in a beneficial conversion feature to the holder in the amount of $1.2 million, which the Company has recorded as additional interest expense in 2011.

9.    REDEEMABLE CONVERTIBLE PREFERRED STOCK

The following is a summary of the Company’s convertible redeemable preferred stock.

Preferred stock consisted of the following as of December 31, 2011 (in thousands, except share data):

	Preferred Shares Authorized	Issuance Date	Preferred Shares Issued and Outstanding	Redemption Value/Liquidation Preference	Carrying Value
Series A	2,461,600	November 2006	2,461,600	$3,252	$3,252
		and January 2007
Series B	6,458,000	November 2007	6,450,000	20,133	20,108
		and July 2009
Series C	3,520,000	October 2009	3,520,000	12,566	12,477
Series C-1	5,255,238	June 2010	3,105,238	13,570	13,507
Series D	3,874,412	November 2011	3,874,412	23,453	21,795
Series BRN	4,208,334	November 2011	583,333	3,500	3,180

	25,777,584		19,994,583	$76,474	$74,319

Preferred stock consisted of the following as of December 31, 2012 (in thousands, except share data):

	Preferred Shares Authorized	Issuance Date	Preferred Shares Issued and Outstanding	Redemption Value/Liquidation Preference	Carrying Value
Series A	2,461,600	November 2006	2,461,600	$3,402	$3,402
		and January 2007
Series B	6,458,000	November 2007	6,450,000	21,100	21,100
		and July 2009
Series C	3,520,000	October 2009	3,520,000	13,226	13,171
Series C-1	5,255,238	June 2010	3,105,238	14,316	14,270
Series D	3,874,412	November 2011	3,874,412	24,848	23,532
Series BRN	4,208,334	November 2011	583,333	4,163	3,811

	25,777,584		19,994,583	$81,055	$79,286

Preferred stock consisted of the following as of March 31, 2013 (unaudited, in thousands, except share data):

	Preferred Shares Authorized	Issuance Date	Preferred Shares Issued and Outstanding	Redemption Value/Liquidation Preference	Carrying Value
Series A	2,461,600	November 2006	2,461,600	$3,440	$3,440
		and January 2007
Series B	6,458,000	November 2007	6,450,000	21,342	21,342
Series C	3,520,000	July 2009 and	3,520,000	13,391	13,345
		October 2009
Series C-1	5,255,238	June 2010	3,105,238	14,502	14,461
Series D	7,249,412	November 2011	5,324,026	33,990	32,657
		and January 2013
Series BRN	3,291,677	November 2011	583,333	4,307	3,967

	28,235,927		21,444,197	$90,972	$89,212

The differences between the respective redemption values/liquidation preference and carrying values are being accreted over the period from the date of issuance to the earliest possible redemption date.

Costs incurred in connection with the issuance of Series A, Series B, Series C, Series C-1, Series D, and Series BRN redeemable convertible preferred stock (collectively, the “Preferred Stock”) through December 2012 were approximately $33,000, $143,000, $172,000, $92,000, $516,000, and $412,000, respectively, which have been recorded as a reduction to the carrying amounts of Series A, Series B, Series C, Series C-1, Series D, and Series BRN, respectively, and are being accreted to the carrying value of the applicable preferred stock to the redemption date.

In January 2013, the Company issued an additional 1,449,614 shares of Series D to existing investors for gross proceeds of $8.7 million or $6.00 per share. Costs incurred in connection with the January 2013 issuance totaled approximately $107,000 and have been recorded as a reduction to the carrying amounts of the Series D.

In June 2013, the Company issued an additional 1,449,614 shares of Series D for gross proceeds of $8.7 million or $6.00 per share.

The rights, preferences, and privileges of the Preferred Stock are as follows:

Voting—Series A, Series B, Series C, Series C-1, and Series D (collectively, the “Senior Preferred Stock”) stockholders are entitled to vote on all matters and are entitled to the number of votes equal to the number of shares of common stock into which each share of preferred stock is then convertible. With certain exceptions, the holders of the Senior Preferred Stock shall vote together as a single class. The Series BRN stock does not contain the same voting rights to the Senior Preferred Stock, however, the Series BRN stockholders are entitled to vote on certain transactions such as mergers and acquisitions.

Dividends—The Senior Preferred Stock stockholders are entitled to receive cumulative dividends at an annual rate of $0.0609, $0.15, $0.1875, $0.24, and $0.36 per share, respectively, which dividends accrue daily in arrears, whether or not such dividends are declared by the Company’s Board of Directors (the “Board”). The dividends are payable when, as and if declared by the Board, out of any funds legally available and prior and in preference to dividends to any other holder of capital stock. No such dividends have been declared or paid through December 31, 2012 and through March 31, 2013. The Company has recorded cumulative accrued dividends for the Senior Preferred Stock of $7.7 million and $11.6 million and $12.7 million as of December 31, 2011 and 2012 and March 31, 2013, respectively.

Liquidation Rights—In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company, each holder of the Senior Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of Series BRN Preferred or common stock by reason of their ownership thereof, an amount equal to original issue price for such series of Senior Preferred Stock held by such holder, plus all accrued but unpaid dividends to and including the date full payment shall be tendered to the holders of Senior Preferred Stock with respect to such liquidation, dissolution or winding up. The original issue price shall mean $1.0156, $2.50, $3.125, $4.00 and $6.00 per share for the Series A, Series B, Series C, Series C-1, and Series D, respectively, and $6.00 per share of Series BRN. Each price will be subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such share.

If there are insufficient assets legally available to make the distribution to the holders of the Senior Preferred Stock in full, then the available assets shall be distributed on a pro rata basis to the holders of the Senior Preferred Stock on a pari passu basis.

Any remaining assets legally available for distribution after satisfaction of the liquidation preferences of the Senior Preferred Stock shall be distributed to the holders of Series BRN and common stock on a pro rata basis based upon the number of shares of common stock held by the common stockholders.

Conversion—Each share of Series A, Series B, Series C, and Series C-1 is convertible into one share of common stock, at any time, at the option of the holder, subject to certain antidilutive adjustments. Each share of the Series D and Series BRN is convertible into one share of common stock, or less, depending on the time of the conversion, and upon a qualified transaction as defined below. In addition, the Series BRN shares convert at a price of $6.00 per share unless key performance indicators are not met whereby the conversion price will be $4.80 per share. Each share of Senior Preferred Stock will automatically convert into common stock upon (i) the completion of an public stock offering having aggregate gross proceeds of at least $30,000,000 or (ii) written consent of those holding 60% or greater of the outstanding Senior Preferred Stock. The Series BRN will automatically convert into common stock upon (i) the acquisition of more than 50% of the Company’s capital stock, (ii) any acquisition by an individual or beneficial ownership of the majority ownership, (iii) the filing of a registration statement on Form S-1 with the SEC, or (iv) a binding offer related to the above.

Redemption—With a vote by holders of at least 65% of the Senior Preferred Stock, voting together as a single class, each holder of the Senior Preferred Stock has the right to cause the Company, on the fifth anniversaries of November 30, 2006, for Series A, November 9, 2007, for Series B, July 23, 2009, for Series C, and June 14, 2010 for Series C-1 and November 7, 2011 for Series D (the “Initial Redemption Dates”) on each of the first, second, and third anniversaries of the Initial Redemption Dates, to redeem 25%, 33-1/3%, 50%, and 100%, respectively, of the Preferred Stock, at a price equal to the amount per share paid by such holder plus any dividends accrued but unpaid thereon. With a vote by holders of at least 66 2/3% of the Series BRN, voting together as a single class, each holder of the Series BRN have the right to cause the Company, on the eighth anniversary of November 7, 2011, to redeem such Series BRN at a redemption price equal to 16.5% internal rate of return on the original issue price of the Series BRN. Accordingly, the Company is accruing this amount as a deemed dividend on the Series BRN over the redemption period.

10.    STOCKHOLDERS’ DEFICIT

Common Stock—In January 2010, the Company issued 1,158,706 shares of common stock to an employee in exchange for a full recourse promissory note in the amount of approximately $533,000, the fair value of the shares at the date of issuance. In May 2010, the Company issued 610,746 shares of common stock to its founders in exchange for full recourse promissory notes in the amount of approximately $379,000, the fair value of the shares at the date of issuance. These shares are subject to vesting over a period of four years (weighted-average remaining vesting term of 1.25 years as of December 31, 2012). Should these stockholders no longer meet certain minimum employment or service requirements, the Company has the right to repurchase the unvested shares of common stock at the original purchase prices. All such promissory notes receivable from stockholders have been recorded as reductions of stockholders’ equity.

The Company does not reflect the shares of restricted common stock as outstanding until they vest. The amounts paid by the recipients of the shares are recorded in additional paid-in capital until the shares vest. A majority of the unvested shares of common stock will vest upon the sale of all or substantially all of the stock or assets of the Company.

A summary of common stock issued pursuant to vesting terms as of December 31, 2012 and March 31, 2013, and changes during the year and three months then ended, are as follows (in thousands, except share and per share data):

	Shares	Average Grant-Date Fair Value
Common stock subject to repurchase—January 1, 2012	909,555	$0.52
Vested	418,259	$0.52

Common stock subject to repurchase—December 31, 2012	491,296	$0.53
Vested	104,565	$0.52

Common stock subject to repurchase—March 31, 2013 (Unaudited)	386,731	$0.53

The total fair value of common stock vested during 2012 and the three months ended March 31, 2013, was approximately $217,000 and $54,000, respectively.

2006 Stock Incentive Plan—The Company’s 2006 Stock Incentive Plan (the “2006 Plan”) provides for the issuance of common stock and stock options to employees, officers, directors, consultants, and advisors. As of December 31, 2012, the Board had authorized 7,616,326 shares of common stock to be issued under the 2006 Plan. Under the 2006 Plan, the Board determines the number of shares of common stock to be granted pursuant to the awards, as well as the exercise price and terms of such awards. The exercise price of incentive stock options cannot be less than the fair value of the common stock on the date of grant. Stock options awarded under the 2006 Plan expire 10 years after the grant date, unless the Board sets a shorter term. As of December 31, 2012, 115,236 shares of common stock are available for future grant under the 2006 Plan. In March 2013, the Board increased the number of shares authorized to be issued under the 2006 Plan to 8,000,000. As of March 31, 2013, 498,910 shares of common stock are available for future grant under the 2006 Plan.

In determining the exercise prices for options granted, the Board has considered the fair value of the common stock as of the measurement date. The fair value of the common stock has been determined by the Board based on a variety of different factors, including the Company’s financial position, the status of development efforts within the Company, the composition and ability of the current scientific and management teams, the current climate in the market place, the illiquid nature of the Company’s common stock, arm’s-length sale of the Company’s preferred stock, the effect of the rights and preferences of the preferred stockholders, and the prospects of a liquidity event, among others.

A majority of the unvested stock options will vest upon the sale of all or substantially all of the stock or assets of the Company.

A summary of option activity under the 2006 Plan as of December 31, 2012 and March 31, 2013, and changes during the year and three month period then ended is as follows (in thousands, except share and per share data):

	Number of Shares	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding—January 1, 2012	2,853,246	$0.48	7.79	$1,257
Granted	3,037,168	0.96
Exercised	(9,230)	0.49
Forfeited	(427,366)	0.50

Outstanding—December 31, 2012	5,453,818	$0.76	8.37	$6,520

Exercisable—December 31, 2012	1,958,415	$0.53	6.87	$2,794

Options vested and expected to vest—December 31, 2012	3,940,653	$0.71	8.01	$4,934

Outstanding—March 31, 2013 (Unaudited)	5,453,818	$0.76	8.12	$6,520

Exercisable—March 31, 2013 (Unaudited)	2,215,743	$0.57	6.84	$3,088

Options vested and expected to vest—March 31, 2013 (Unaudited)	3,967,679	$0.71	7.77	$4,970

There were no option grants, exercises or forfeitures for the three month period ended March 31, 2013.

The Company records stock-based compensation related to stock options granted at fair value. During the year ended December 31, 2011 and 2012 and the three month period ended March 31, 2012, the Company used the Black-Scholes option-pricing model to estimate the fair value of stock option grants and to determine the related compensation expense. The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimates. The assumptions used in determining fair value of the stock options for the years ended December 31, 2011 and 2012 and the three months ended March 31, 2012, are as follows:

	For the Years Ended December 31,		Three Months Ended March 31,
	2011	2012	2012
			(Unaudited)
Expected volatility	66%	66%	66%
Weighted-average risk-free interest rate	2.69	1.15	1.51
Expected dividend yield	0%	0%	0%
Expected term (years)	7.00	7.04	8.93

The Company derived the risk-free interest rate assumption from the U.S. Treasury’s rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the awards being valued. The Company based the assumed dividend yield on its expectation of not paying dividends in the foreseeable future. The Company calculated the weighted-average expected term of options using the simplified method, as the Company lacks relevant historical data due to the Company’s limited operating experience. The estimated volatility is based upon the historical volatility of comparable companies with publicly available share prices. The accounting guidance for stock-based compensation requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The weighted-average grant-date fair value of options granted in 2011 and 2012 was $0.41 and $0.80 per share, respectively. The fair value is being expensed over the vesting period of the options (four years) on a straight-line basis as the services are being provided.

During the years ended December 31, 2011 and 2012 and the three months ended March 31, 2012, the Company issued nonemployee stock options to purchase 17,000, 434,842 and 95,000 shares of common stock, respectively, at a weighted-average exercise price of $0.62, $0.96 and $0.96 per share, respectively, with primarily a four-year vesting period. The shares were estimated to have a fair value at the grant date of approximately $9,000, $532,000 and $66,000, respectively, using the Black-Scholes option-pricing model using the fair value of the common stock and the following assumptions:

	For the Years Ended December 31,		Three Months Ended March 31, 2012
	2011	2012
			(Unaudited)
Expected volatility	67%	66%	67%
Weighted-average risk-free interest rate	1.49	1.68	1.58
Expected dividend yield	0%	0%	0%
Expected term (years)	10	10	10

There were no options granted to consultants during the period ended March 31, 2013.

The related stock-based compensation is subject to remeasurement and is being expensed on a straight-line method over the vesting term.

As of December 31, 2012 and March 31, 2013, there was $3.1 million and $2.9 million, respectively, (includes compensation for options containing performance conditions) of unrecognized compensation cost related to the stock options granted under the 2006 Plan. The compensation is expected to be recognized over the remaining requisite service period for options with a service condition, and upon achievement of performance conditions, as defined in the option agreement, for options with performance conditions. The weighted average remaining requisite service period was 3.14 and 2.93 years at December 31, 2012 and March 31, 2013, respectively.

The Company has recorded aggregate stock-based compensation expense related to the issuance of stock option awards in the following line items in the accompanying consolidated statement of operations (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
			(Unaudited)
Research and development	$189	$469	$72	$181
General and administrative	54	224	26	118

Total	$243	$693	$98	$299

Reserved Shares—As of December 31, 2012 and March 31, 2013, the Company has reserved the following shares of common stock for potential conversion of the Preferred Stock and exercise of stock options:

	December 31, 2012	March 31, 2013
		(Unaudited)
Redeemable convertible preferred stock	26,671,668	28,900,834
Warrants for redeemable convertible preferred stock	158,000	158,000
2006 stock option plan	5,569,054	5,952,728

Total	32,398,722	35,011,562

11.    INCOME TAXES

The significant components of the Company’s deferred tax assets as of December 31, 2011 and 2012 are as follows (in thousands):

	December 31,
	2011	2012
Net operating loss carryforwards	$8,932	$11,308
Capitalized expenses	9,693	14,556
Research and development credits	1,630	2,372
Accrued expenses	316	1,099
Property and equipment	110	214
Stock based compensation		106
Other—net	3

Deferred tax assets	20,684	29,655
Deferred tax liability	(442)	(524)
Valuation allowance	(20,242)	(29,131)

Net deferred tax asset and liability	$—	$—

Because of the Company’s limited operating history, management has concluded that it is more likely than not that the benefits of losses to date which result in deferred tax assets will not be realized and, accordingly, the Company provided a full valuation allowance against the net deferred tax assets. As such, there is no income tax benefit recorded in the accompanying consolidated statements of operations for all periods presented. The valuation allowance increased by approximately $7.1 million and $8.9 million in 2011 and 2012, respectively, due to the increase in the deferred tax assets (primarily due to the net operating loss carryforwards).

At December 31, 2012, the Company had federal, foreign, and state net operating loss carryforwards of approximately $26.1 million, $1.6 million and $31.9 million, respectively, available to reduce future taxable income, if any. The federal net operating loss carryforwards expire beginning in 2026 and ending in 2032. The state net operating loss carry forwards began expiring in 2012 and may continue to expire through 2032. At December 31, 2012, the Company had available income tax credits of approximately $2.4 million, which are available to reduce future income taxes, if any, through 2025 (state) and 2032 (federal). As a result of the preferred stock issuances in 2006, 2007, 2009, 2010, 2011 and 2013 (see Note 9), the Company’s ability to use its federal and state net operating loss carryforwards in the future may be limited due to change in ownership and the associated limitations in the U.S. Internal Revenue Code.

Realization of the future tax benefits is dependent on many factors, including the Company’s ability to generate taxable income within the net operating loss carryforward period. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company’s ownership, including a sale of the Company or significant changes in ownership due to sales of equity, may have limited, or may limit in the future, the amount of net operating loss carryforwards, which could be used annually to offset future taxable income.

The Company files tax returns in the United States, Massachusetts, and Russia. The tax years 2006 through 2012 remain open to examination by major taxing jurisdictions to which the Company is subject, as carryforward attributes generated in years past may still be adjusted upon examination by the Internal Revenue Service or state tax authorities if they have or will be used in a future period. The Company is currently not under examination by the Internal Revenue Service or any other jurisdictions for any tax years. The Company has not recorded any interest or penalties on any unrecognized tax benefits since its inception. The Company does not believe material uncertain tax positions have arisen to date.

12.    COMMITMENTS

Leases—The Company’s three-year facility lease for its headquarters in Cambridge, Massachusetts, expired in April 2012. At that time the Company moved its headquarters within Cambridge and entered into a new five-year operating lease beginning in April 2012 and expiring in 2017. Total rent expense for all operating leases for the years ended December 31, 2011 and 2012 and for the three month periods ended March 31, 2012 and 2013 was $0.9 million, $1.2 million, $0.3 million and $0.4 million, respectively.

In connection with the lease agreement for its previous office space, the Company issued a letter of credit to the landlord for $0.3 million, which was cancelled in April 2012. In connection with the new lease agreement, the Company issued a letter of credit to the landlord for $0.5 million in 2011. The Company secured the letters of credit using restricted cash for the full amount of the letter.

Future minimum commitments due under all leases at December 31, 2012, are as follows (in thousands):

Year Ending December 31,
2013	$1,476
2014	1,521
2015	1,566
2016	1,613
2017	547

Total minimum lease payments	$6,723

License Agreements—The Company has a license agreement to a portfolio of approximately 15 patent families from a university that was entered into in 2007. Pursuant to the terms of the agreement, the Company agreed to make minimum annual payments to the university and issued the university and certain other parties an aggregate of 341,613 shares of common stock with a fair value of approximately $52,000 in 2007. The minimum annual payments are $35,000 in 2013, $50,000 per year until the first commercial sale of product, and $75,000 per year after the first commercial sale of product. The Company will pay royalties in the low single digit percentages on the commercial sale of such licensed product. The minimum annual payments are creditable against future royalties. The Company may also make contingent payments to the university totaling up to $1.5 million in aggregate upon achievement of specified clinical, regulatory and commercial events. The Company is also required to pay the university a percentage of any consideration received from sublicenses. During the three-months ended March 31, 2013 the Company made payments totaling $1.1 million to the university in connection with sublicense consideration received.

The Company has a license agreement with a second university that was entered into in 2009. Under this agreement, the Company made an upfront payment of $30,000, may be required to make payments totaling $1 million based on the achievement of certain milestones and will pay royalties in the low single digit percentages on commercial sales of licensed products. The Company is also required to pay the university a low single digit percentage of consideration received from sublicenses. No contingent payments have been made to the university through March 31, 2013.

In January 2013, the Company entered into a license agreement with a third university. The Company paid the university an upfront fee of $25,000 and is obligated to pay the university an annual license maintenance fee in varying amounts (ranging from $10,000 to $100,000) totaling $495,000 over the next ten years. The Company may be required to make payments of up to $260,000 for each licensed product based on the achievement of certain milestones. The Company may also pay royalties at a rate of less than 1% on commercial sales of such licensed products. The annual license maintenance fee is creditable against future royalty payments. No contingent payments have been made to the university through March 31, 2013.

The Company recorded research and development expenses relating to these agreements of $150,000, $40,000, $40,000 and $1,110,000 for the years ended December 31, 2011 and 2012 and the three months ended March 31, 2012 and 2013, respectively.

13.    401(k) PLAN

The Company has a 401(k) defined contribution plan (the “401(k) Plan”) for substantially all of its employees. Eligible employees may make pretax contributions to the 401(k) Plan up to statutory limits. At the election of its Board, the Company may elect to match employee contributions, but has not done so through December 31, 2012 and March 31, 2013.

14.    RELATED PARTIES

The Company has engaged in the following related-party transactions:

A founder, who is also a stockholder and director, serves as a consultant to the Company. The individual is employed by a hospital that holds a less than 5% equity interest in the Company. The Company received a full recourse promissory note for approximately $189,000 from the consultant as consideration for restricted stock purchased in May 2010. The term of the note is four years and has a stated interest rate of 2.72%. The consultant paid $50,000 in principal and interest payments in both 2011 and 2012, respectively. The annual interest of approximately $4,000 and $3,000 is recorded as interest income in the consolidated statements of operations for 2011 and 2012, respectively. The Company paid the individual a total of $196,000 in both 2011 and 2012, respectively, for the consulting services, which is included in research and development expense in the accompanying consolidated statements of operations.

A second founder, who is also a stockholder and a director, serves as a consultant to the Company. The individual is employed by the university with which the Company has a license arrangement (see Note 7). The university also holds a less than 5% equity interest in the Company. The Company received a full recourse promissory note for approximately $189,000 from the consultant as consideration for restricted stock purchased in May 2010. The term of the note is four years and has a stated interest rate of 2.72%. The consultant paid $50,000 in principal and interest payments in both 2011 and 2012, respectively. The annual interest of approximately $4,000 and approximately $3,000 is recorded as interest income in the consolidated statements of operations in 2011 and 2012, respectively. The Company paid the individual $125,000 in both 2011 and 2012, for the consulting services, which is included in research and development expense in the accompanying consolidated statements of operations.

In January 2010, the Company received a full recourse promissory note for approximately $533,000 from the Chief Executive Officer as consideration for restricted stock purchased. The term of the note is eight years and has a stated interest rate of 2.45%. The employee did not make any principal or interest payments in 2011 and 2012 in accordance with the terms of the note. The annual interest of approximately $13,000, $13,000, $3,000 and $3,000 is recorded as interest income in the consolidated statements of operations in the years ended December 31, 2011 and 2012 and in the three months ended March 31, 2012 and 2013, respectively.

15.    SUBSEQUENT EVENTS

In connection with the Company’s initial issuance of the December 31, 2012 and March 31, 2013 financial statements, the Company evaluated subsequent events for financial statement recognition purposes through June 28, 2013. In connection with the Company’s reissuance of its interim March 31, 2013 financial statements, the Company evaluated subsequent events for disclosure purposes through August 12, 2013. The Company has determined that no subsequent events occurred that would require recognition in these consolidated financial statements and that all subsequent events that require disclosure have been disclosed.

As more fully described in Note 8, in June 2013, the Company amended and restated its credit facility from the same lender to provide for borrowings of up to $8,500,000 through December 2013.

In June 2013, the Company issued an additional 1,449,614 shares of Series D for gross proceeds of $8.7 million or $6.00 per share.

In July 2013, the Company issued an additional 250,000 shares of Series BRN for gross proceeds of $1.5 million or $6.00 per share.

On August 8, 2013, the outstanding balance of loans due from stockholders was paid in full.

* * * * * *

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the NASDAQ Global Market listing fee.

Amount
Securities and Exchange Commission registration fee	$	*
FINRA filing fee		*
Initial NASDAQ Global Market listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total expenses	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our restated certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our amended and restated by-laws provide that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or, while a director or officer, is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), liabilities, losses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated by-laws provide that we will indemnify any Indemnitee who was or is a party to or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or, while a director or officer, is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of capital stock issued by us within the past three years. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a) Issuance of Capital Stock.

1. In June 2010, we issued an aggregate of 3,105,238 shares of our Series C-1 preferred stock to investors at a price per share of $4.00 for aggregate gross consideration of approximately $12.4 million. These shares will automatically convert into 3,105,238 shares of our common stock immediately prior to the closing of this offering.

2. In September 2011, we issued and sold an aggregate of $4.75 million in principal amount of convertible promissory notes, or the 2011 notes, to existing investors. The 2011 notes and accrued interest thereon were subsequently converted into 999,412 shares of Series D preferred stock in November 2011.

3. In November 2011, January 2013 and June 2013, we issued an aggregate of 6,773,640 shares of our Series D preferred stock, including the conversion of the 2011 notes, to certain investors at a price per share of $6.00 for aggregate gross consideration of approximately $40.6 million. These shares will automatically convert into 6,773,640 shares of our common stock immediately prior to the closing of this offering.

4. In November 2011, we issued an aggregate of 583,333 shares of our Series BRN preferred stock to an existing investor at a price per share of $6.00 for aggregate gross consideration of approximately $3.5 million. These shares converted into 583,333 shares of our common stock upon the filing of this registration statement with the Securities and Exchange Commission.

5. In January 2011, June 2011 and June 2013, as consideration for entering into and borrowing funds our credit facility, we issued warrants to a lender exercisable for up to 150,000 shares of our Series C-1 preferred stock, at an exercise price of $4.00 per share, and 61,604 shares of our Series D preferred stock, at an exercise price of $6.00 per share. Immediately prior to the closing of this offering, these warrants will become exercisable for up to 150,000 and 61,604 shares of our common stock, at an exercise price of $4.00 per share and $6.00 per share, respectively.

No underwriters were involved in the foregoing issuances of securities. The securities described in paragraphs (a)(1) through (5) of Item 15 were issued to accredited investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

(b) Stock Option Grants. From June 15, 2010 through June 15, 2013, we granted stock options to purchase an aggregate of 4,230,044 shares of our common stock at a weighted-average exercise price of $0.8 per share, to certain of our employees, consultants and directors in connection with services provided to us by such persons. Of these, options to purchase 1,575 shares of common stock have been exercised through June 15, 2013 for aggregate consideration of $977, at a weighted-average exercise price of $0.46 per share.

The issuances of stock options and the shares of common stock issuable upon the exercise of the options described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities have not been registered and the applicable restrictions on transfer.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number		Description of Exhibit

1	.1*	Underwriting Agreement

3.1		Certificate of Incorporation of the Registrant, as amended (currently in effect)

3.2		By-laws of the Registrant (currently in effect)

3	.3*	Form of Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)

3	.4*	Form of Amended and Restated By-laws of the Registrant (to be effective upon the closing of this offering)

4	.1*	Specimen Stock Certificate evidencing the shares of common stock

4.2		Fourth Amended and Restated Investors’ Rights Agreement, dated as of November 7, 2011, as amended

4.3		Warrant dated June 27, 2008 issued by the Registrant to GE Capital Equity Investments, Inc.

4.4		Warrant dated January 10, 2011 issued by the Registrant to Hercules Technology Growth Capital, Inc.

4.5		Warrant dated June 12, 2013 issued by the Registrant to Hercules Technology Growth Capital, Inc.

4.6		Fourth Amended and Restated Voting Agreement, dated as of November 7, 2011, as amended

5	.1*	Opinion of Latham & Watkins LLP

10	.1#	2006 Stock Incentive Plan, as amended, and form of option agreements thereunder

10	.2#*	2013 Incentive Award Plan and form of option agreement thereunder

10	.3#*	Non-Employee Director Compensation Program

10	.4*	Form of Indemnification Agreement for Directors and Officers

10	.5#	Consulting Agreement, dated as of October 31, 2006, as amended, by and between the Registrant and Robert S. Langer, Jr.

10	.6#	Amended and Restated Consulting Agreement, dated as of July 12, 2007, as amended, by and between the Registrant and Omid Farokhzad

10	.7#	Offer Letter, dated as of January 11, 2010, between the Registrant and Scott Minick

10	.8#	Consulting Agreement, dated as of May 15, 2012, between the Registrant and Greg Berk, M.D.

10	.9#	Offer Letter, dated as of March 20, 2013, between the Registrant and Greg Berk, M.D. and letter agreements dated as of March 20, 2013 and March 13, 2013 related thereto

10	.10#	Amended and Restated Employment Agreement, dated as of June 28, 2013, between the Registrant and Daniel Lynch

10	.11#	Offer Letter, dated as of June 3, 2007, between the Registrant and Jeff Hrkach and severance letter agreement dated April 10, 2013 related thereto

10	.12†	Exclusive Patent License Agreement, dated as of June 30, 2007, as amended on November 24, 2008 and March 18, 2013, by and between the Registrant and Massachusetts Institute of Technology

10	.13†	Exclusive License Agreement, dated as of February 17, 2009, as amended on January 1, 2013, by and between the Registrant and The Johns Hopkins University

Exhibit Number		Description of Exhibit

10	.14†	Exclusive License Agreement, dated as of January 31, 2013, by and between the Registrant and Yale University

10	.15†	Amended and Restated License Agreement, effective as of January 7, 2013, by and between the Registrant and Amgen, Inc.

10	.16†	Amended and Restated Research, Option and License Agreement, effective as of March 25, 2013, by and between the Registrant and Pfizer, Inc.

10	.17†	Amended and Restated License Agreement, effective as of April 19, 2013, by and between the Registrant and AstraZeneca AB (publ)

10.18		Amended and Restated Loan and Security Agreement, dated as of June 12, 2013, between the Registrant and Hercules Technology Growth Capital, Inc.

10.19		Lease, dated as of July 20, 2011, by and between the Registrant and BMR-325 Vassar Street LLC

21.1		Subsidiaries of the Registrant

23.1		Consent of Deloitte & Touche LLP

23	.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1		Power of Attorney (included on signature page)

*	To be filed by amendment.
#	Indicates management contract or compensatory plan.
†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)	In a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on this 12th day of August, 2013.

BIND THERAPEUTICS, INC.

By:	/s/ Scott Minick
Scott Minick President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of BIND Therapeutics, Inc., hereby severally constitute and appoint Scott Minick and Andrew Hirsch, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ Scott Minick Scott Minick	President, Chief Executive Officer and Director (principal executive officer)	August 12, 2013

/s/ Andrew Hirsch Andrew Hirsch	Chief Financial Officer (principal financial and accounting officer)	August 12, 2013

/s/ Daniel Lynch Daniel Lynch	Chairman of the Board of Directors	August 12, 2013

/s/ Noubar Afeyan, Ph.D. Noubar Afeyan, Ph.D.	Director	August 12, 2013

/s/ Omid Farokhzad, M.D. Omid Farokhzad, M.D.	Director	August 12, 2013

/s/ Peter Barton Hutt Peter Barton Hutt	Director	August 12, 2013

/s/ Robert Langer, Sc.D. Robert Langer, Sc.D.	Director	August 12, 2013

/s/ Amir Nashat, Sc.D. Amir Nashat, Sc.D.	Director	August 12, 2013

/s/ Yurii Udaltsov, Cand. Sc. Yurii Udaltsov, Cand. Sc.	Director	August 12, 2013

Exhibit Index

Exhibit Number		Description of Exhibit

1	.1*	Underwriting Agreement

3.1		Certificate of Incorporation of the Registrant, as amended (currently in effect)

3.2		By-laws of the Registrant (currently in effect)

3	.3*	Form of Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)

3	.4*	Form of Amended and Restated By-laws of the Registrant (to be effective upon the closing of this offering)

4	.1*	Specimen Stock Certificate evidencing the shares of common stock

4.2		Fourth Amended and Restated Investors’ Rights Agreement, dated as of November 7, 2011, as amended

4.3		Warrant dated June 27, 2008 issued by the Registrant to GE Capital Equity Investments, Inc.

4.4		Warrant dated January 10, 2011 issued by the Registrant to Hercules Technology Growth Capital, Inc.

4.5		Warrant dated June 12, 2013 issued by the Registrant to Hercules Technology Growth Capital, Inc.

4.6		Fourth Amended and Restated Voting Agreement, dated as of November 7, 2011, as amended

5	.1*	Opinion of Latham & Watkins LLP

10	.1#	2006 Stock Incentive Plan, as amended, and form of option agreements thereunder

10	.2#*	2013 Incentive Award Plan and form of option agreement thereunder

10	.3#*	Non-Employee Director Compensation Program

10	.4*	Form of Indemnification Agreement for Directors and Officers

10	.5#	Consulting Agreement, dated as of October 31, 2006, as amended, by and between the Registrant and Robert S. Langer, Jr.

10	.6#	Amended and Restated Consulting Agreement, dated as of July 12, 2007, as amended, by and between the Registrant and Omid Farokhzad

10	.7#	Offer Letter, dated as of January 11, 2010, between the Registrant and Scott Minick

10	.8#	Consulting Agreement, dated as of May 15, 2012, between the Registrant and Greg Berk, M.D.

10	.9#	Offer Letter, dated as of March 20, 2013, between the Registrant and Greg Berk, M.D. and letter agreements dated as of March 20, 2013 and March 13, 2013 related thereto

10	.10#	Amended and Restated Employment Agreement, dated as of June 28, 2013, between the Registrant and Daniel Lynch

10	.11#	Offer Letter, dated as of June 3, 2007, between the Registrant and Jeff Hrkach and severance letter agreement dated April 10, 2013 related thereto

10	.12†	Exclusive Patent License Agreement, dated as of June 30, 2007, as amended on November 24, 2008 and March 18, 2013, by and between the Registrant and Massachusetts Institute of Technology

10	.13†	Exclusive License Agreement, dated as of February 17, 2009, as amended on January 1, 2013, by and between the Registrant and The Johns Hopkins University

10	.14†	Exclusive License Agreement, dated as of January 31, 2013, by and between the Registrant and Yale University

Exhibit Number		Description of Exhibit

10	.15†	Amended and Restated License Agreement, effective as of January 7, 2013, by and between the Registrant and Amgen, Inc.

10	.16†	Amended and Restated Research, Option and License Agreement, effective as of March 25, 2013, by and between the Registrant and Pfizer, Inc.

10	.17†	Amended and Restated License Agreement, effective as of April 19, 2013, by and between the Registrant and AstraZeneca AB (publ)

10.18		Amended and Restated Loan and Security Agreement, dated as of June 12, 2013, between the Registrant and Hercules Technology Growth Capital, Inc.

10.19		Lease, dated as of July 20, 2011, by and between the Registrant and BMR-325 Vassar Street LLC

21.1		Subsidiaries of the Registrant

23.1		Consent of Deloitte & Touche LLP

23	.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1		Power of Attorney (included on signature page)

*	To be filed by amendment.
#	Indicates management contract or compensatory plan.
†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.